FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For February 2006

Commission File Number: 001-11960

AstraZeneca PLC

15 Stanhope Gate, London W1K 1LN, England

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.	Annual Review 2005 dated 2 February 2006.

2.	Corporate Responsibility Summary Report 2005 dated February 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date:	March 13, 2006	By:	/s/ A C N Kemp

			Name:	A C N Kemp
			Title:	Assistant Secretary

Item 1

Annual Review 2005

MAKING
MEDICINES
THE
PRIORITY

ASTRAZENECA IS ONE OF THE WORLD’S LEADING
PHARMACEUTICAL COMPANIES, WITH A BROAD RANGE
OF MEDICINES DESIGNED TO FIGHT DISEASE IN IMPORTANT
AREAS OF HEALTHCARE. BACKED BY STRONG SCIENCE AND
WIDE-RANGING COMMERCIAL SKILLS, WE ARE COMMITTED
TO SUSTAINABLE DEVELOPMENT OF OUR BUSINESS AND
THE DELIVERY OF A FLOW OF NEW MEDICINES THAT BRING
BENEFIT FOR PATIENTS AND ADD VALUE FOR WIDER SOCIETY.

ASTRAZENECA IN BRIEF
	CONTENTS
> WE DISCOVER, DEVELOP, MANUFACTURE AND MARKET	Year in brief	1
PRESCRIPTION PHARMACEUTICALS FOR IMPORTANT	Chairman’s statement	2
AREAS OF MEDICAL NEED: CANCER, CARDIOVASCULAR,	Chief Executive’s review	3
GASTROINTESTINAL, INFECTION, NEUROSCIENCE,AND	Financial highlights	5
RESPIRATORY AND INFLAMMATION	Our business environment	8
	Our strategy	9
> WE HAVE A BROAD PRODUCT RANGE, INCLUDING	Delivering our strategy	10
MANY WORLD LEADERS AND A RANGE OF HIGH	Measuring our performance	11
POTENTIAL GROWTH PRODUCTS: ARIMIDEX, CRESTOR,	Research and development	14
NEXIUM, SEROQUEL AND SYMBICORT	Development pipeline	15
	Key products	16
> WE ARE ACTIVE IN OVER 100 COUNTRIES; CORPORATE	Sales and marketing	17
OFFICE IN LONDON, UK; R&D HQ IN SÖDERTÄLJE,	Supply	18
SWEDEN; A MAJOR PRESENCE IN THE US AND A GROWING	Commercialisation
PRESENCE IN IMPORTANT EMERGING MARKETS	and portfolio management	19
	Therapy area review	20
> WE EMPLOY OVER 65,000 PEOPLE WORLDWIDE	Board of Directors	24
	Summary Directors’ report	26
> 11,900 PEOPLE WORK AT OUR 11 R&D CENTRES	Summary Directors’
IN 7 COUNTRIES (SWEDEN,THE UK,THE US, FRANCE,	remuneration report	29
CANADA, JAPAN AND INDIA)	Summary financial review	33
	Summary financial statements	36
> 14,000 PEOPLE WORK AT OUR 27 MANUFACTURING	Auditors’ statement	36
SITES IN 19 COUNTRIES	Consolidated income statement	37
	Consolidated statement of
> WE SPEND $14 MILLION EACH WORKING DAY ON	recognised income and expense	37
DISCOVERING AND DEVELOPING NEW MEDICINES	Consolidated balance sheet	38
	Consolidated cash flow statement	39
	Dividends	40
	Earnings per share	40
	Subsequent events	40
	Directors’ emoluments	41
	Group financial record	42
	Shareholder information	43

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1

OUR YEAR

IN BRIEF

>	GROUP SALES UP 10% AT CONSTANT EXCHANGE RATES TO $24 BILLION

>	OPERATING PROFIT UP 39% TO $6.5 BILLION, REFLECTING STRONG SALES GROWTH AND ONGOING PRODUCTIVITY GAINS. OPERATING MARGIN FOR THE YEAR INCREASED TO 27.2%

>	EPS BEFORE EXCEPTIONAL ITEMS UP 41%

>	DIVIDEND INCREASED BY 38% TO $1.30 FOR THE FULL YEAR

>	OUR PRODUCT PORTFOLIO NOW INCLUDES 10 MEDICINES EACH WITH ANNUAL SALES OF MORE THAN $1 BILLION

>	STRONG PERFORMANCE OF KEY GROWTH PRODUCTS ARIMIDEX, CRESTOR, NEXIUM, SEROQUEL AND SYMBICORT, WITH COMBINED SALES OF $10.8 BILLION, UP 27%

>	GOOD SALES GROWTH IN ALL REGIONS, WITH THE US UP 12%, EUROPE 8%, JAPAN 8% AND REST OF WORLD 15%

>	NEW PRODUCT PIPELINE STRENGTHENED: FOUR NEW CHEMICAL ENTITIES ENTERED PHASE 3 DEVELOPMENT

>	PIPELINE FURTHER ENHANCED BY THREE IN-LICENCES (ONE PHASE 3 AND TWO PHASE 2 COMPOUNDS) AND ACQUISITION OF KUDOS PHARMACEUTICALS ANNOUNCED IN DECEMBER

>	SIR TOM MCKILLOP RETIRED AS CHIEF EXECUTIVE AT THE END OF THE YEAR AND WAS SUCCEEDED BY DAVID BRENNAN

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2	AstraZeneca Annual Review 2005

CHAIRMAN’S STATEMENT

AstraZeneca delivered an outstanding financial performance in 2005 with good growth in sales of recently introduced products and good market performance in all continents. Productivity improvements made an important contribution. We have made progress in meeting the challenge of rebuilding our late stage development pipeline. High levels of investment in research were maintained throughout 2005 with new facilities and projects in Sweden, the UK, the US, China and India.

AstraZeneca’s share price performance was strong during 2005 with a 50% increase in absolute terms compared to a rise in the FTSE 100 index of 16.7%. On page 28, there are two graphs: one plots our five year Total Shareholder Return (TSR) against the FTSE 100 index. The other shows the Company’s TSR compared to the TSR of a selected peer group of 12 other pharmaceutical companies.

The Board re-affirmed its policy to increase dividends in line with earnings while maintaining dividend cover in the 2-3 times range. Following a strong earnings performance in 2005, the Board has recommended a second interim dividend of $0.92, £0.518, SEK7.02 per Ordinary Share bringing the total dividend for the year to $1.30, £0.737, SEK10.01 per Ordinary Share, an increase in dollar terms of 38%.

Share buy-back programmes approved by shareholders at our AGM, under which we return cash to shareholders in excess of our anticipated requirements for future investment, amounted to $3,001 million in 2005.

The Board conducted a regular strategy review during the year which confirmed the long term attractiveness of the pharmaceutical industry, with demand for improved healthcare continuing to be driven by an ageing population, undiagnosed and unmet medical needs, technological advances and increased affluence in many emerging markets.

The Board also concluded that the environment in which we operate remains difficult with challenges to the prices of medicines, increasingly high regulatory hurdles for products and greater demands on the accountability of the industry, all combining to impact the introduction and use of medicines. We remain focused on meeting the challenges and maximising the opportunities to deliver sustainable profit growth.

Changes to the composition of the Board were made in 2005. I became Chairman in January and John Patterson joined the Board at the same time as Executive Director responsible for Development.

In March, David Brennan was appointed an Executive Director and in July the Board appointed him as Chief Executive Officer with effect from 1 January 2006 on the retirement of Sir Tom McKillop.

David Brennan has more than 30 years’ experience in the pharmaceutical industry with a strong record of management achievement in the leadership of our North American business. The Board is confident that he will lead the Company and our strong Senior Executive Team with distinction.

On behalf of the Board, I wish to thank Sir Tom McKillop for his outstanding achievement and dedication as AstraZeneca’s first Chief Executive and throughout his whole career at the Company. Through his inspirational leadership, commitment and drive, AstraZeneca has become one of the world’s leading pharmaceutical companies making an important contribution to better healthcare for patients worldwide.

Our Deputy Chairman, Håkan Mogren was appointed a Knight Commander of the British Empire during the year for services to the pharmaceutical industry and to UK-Sweden trade relations. I congratulate him most warmly for this honour.

In addition to our comprehensive review of the Company’s strategy, the Board at its regular meetings conducted financial and functional reviews of the business, with particular attention being paid this year to corporate governance and compliance, safety, health, environment and risk assessment, as well as a review of all group policies and an examination of the performance of the Board itself.

Following an undertaking given to shareholders in 2000 to review the Company’s Executive Remuneration policies after five years, proposals to establish the AstraZeneca Performance Share Plan were tabled and approved at the 2005 Annual General Meeting. The Plan introduces longer term incentive opportunities for Senior Executives of the Company accompanied by demanding measures of performance and is designed to support the Company’s objective of delivering superior value to shareholders.

In 2006, we will continue to focus on the top line sales growth of our key products; on delivering the pipeline; on reinforcing it with innovative products both from our own science and from outside the Company when appropriate; and on maintaining the momentum of our productivity improvements. I am confident that we will continue to deliver benefits for patients, rewards for shareholders and value for wider society •

LOUIS SCHWEITZER
Chairman

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3

CHIEF EXECUTIVE’S REVIEW

In 2005 the Company delivered excellent results, substantially ahead of market expectations at the beginning of the year as strong sales growth was enhanced by productivity gains to yield very strong earnings growth. This was especially gratifying given the challenges and uncertainty we faced following some disappointments in 2004. AstraZeneca was put to the test in 2005 and these results show how well we responded. Such an experience will prove of great value in preparing the Company to face new challenges in the future.

AstraZeneca’s strength derives from its outstanding portfolio of products, its global reach and, above all, the creativity and commitment of its employees.

Our marketed product range continues to develop in both strength and depth. AstraZeneca now has ten products each with global sales of over $1 billion. Several of these, products such as Nexium, Seroquel, Crestor, Arimidex and Symbicort, are still enjoying very strong sales evolution and will continue to be the engines for growth in the medium term.

Nexium achieved sales of $4.6 billion in 2005 benefiting from good clinical differentiation and strong branding. In this large and highly competitive market, it was no surprise when we were notified that a manufacturer of generic drugs, Ranbaxy Laboratories Limited, had submitted an Abbreviated New Drug Application (ANDA) for esomeprazole magnesium (the active ingredient in Nexium) in the US. We have full confidence in our intellectual property, which we will continue to defend vigorously and we have filed a lawsuit in the US District Court of New Jersey against Ranbaxy Laboratories for wilful patent infringement.

Seroquel, with $2.8 billion sales in 2005, further strengthened its position as the most prescribed atypical anti-psychotic therapy in the US and continued to grow strongly in other markets. A second phase 3 clinical trial has confirmed earlier results and enabled a supplemental submission to the US Food and Drug Administration (FDA) in December seeking approval for the treatment of bipolar depression. Approval for use in this significant area of unmet medical need would provide a new opportunity for further sales growth. Late in the year Seroquel was also the subject of a patent challenge in the US, from Teva Pharmaceuticals USA. Once again we will vigorously defend and enforce our intellectual property rights and have filed suit in the US for wilful infringement of the substance patent protecting Seroquel.

Sales in Oncology grew by 12% to $3.8 billion led by sales of Arimidex ($1.2 billion), which became the new gold standard for adjuvant treatment of breast cancer in post-menopausal women. A recent analysis reported at the San Antonio Breast Cancer Symposium in December found Arimidex to be the first aromatase inhibitor to provide a disease-free survival benefit compared with tamoxifen, in the treatment of hormone-sensitive early breast cancer.

Crestor, a highly effective treatment for lowering lipids, achieved sales of $1.3 billion in 2005, an increase of 38%, despite the residual effects of the earlier unfounded allegations in the US about the product’s safety. Patient wellbeing is always our highest priority and we have continued to work with the clinical community and regulators throughout the world to monitor any potential risks associated with the product’s use. In March 2005, after a thorough review, the FDA confirmed that the cholesterol-lowering benefits of Crestor are achieved with a safety profile in line with that of the other marketed members of the statin class. Market share growth has now resumed and in 2006 we look forward to the publication of some important new studies that we hope will help further establish Crestor’s rightful position in cardiovascular medicine.

Symbicort, an inhaled therapy for asthma and chronic obstructive pulmonary disease, continues to win market share reaching sales of $1.0 billion in 2005 based on its efficacy and flexibility in use. The product passed a significant milestone in September when we submitted a New Drug Application (NDA) in the US, the world’s largest market. Approval would provide an excellent opportunity for further sales growth.

Continued success with these five products should provide the platform for future growth, so it is good to be able to report such excellent progress. The longer term future of a research-based company like AstraZeneca, however, has to be built on the quality of its pipeline of development products.

The results of the SAINT I trial with NXY-059, a drug being studied for its ability to limit the disability associated with ischaemic stroke, were complex but encouraging. Stroke is a significant area of unmet medical need and these results were very heartening, as many drugs have failed to show clinical benefit in previous trials. Following discussions with regulators we have approximately doubled the size and made some other changes to the second pivotal study (SAINT II) to ensure the best chance of confirming the efficacy of NXY-059, but this will delay completion until 2007.

Galida, our new diabetes therapy, is approaching the end of a large phase 3 clinical programme. As the results from these studies become available during 2006, we will be better able to judge its potential.

In the second half of 2005, two new, targeted cancer therapies (Zactima and AZD2171) moved into late stage development after achieving good results in early clinical studies. In addition, encouraging results from a substantial phase 2 development programme with AZD6140, an anti-platelet agent for cardiovascular disease, led to this compound also moving into late stage development. We believe that AZD6140 has the potential to offer significant benefits over current therapy in this area.

As well as making good progress with the late stage development projects, we have also enjoyed one of our best years in terms of numbers of new projects entering development. This progress with our own projects is being complemented by a very active programme of in-licensing and research collaborations initiated earlier in 2005. This included important agreements entered into at the end of 2005 with Targacept Inc., AtheroGenics, Inc., and Protherics PLC and for the acquisition of KuDOS Pharmaceuticals Limited. These transactions represent the fruits of a long period of relationship-building with partners.

New products are our life-blood but growth can also be achieved through expanding our market presence geographically. The pharmaceutical market place is evolving in response to the changing shape of the world economy. The developing economies of the world are driving growth in healthcare provision as GDP rises, creating exciting new opportunities for the pharmaceutical industry. AstraZeneca is committed to meeting the needs of the

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4	AstraZeneca Annual Review 2005

CHIEF EXECUTIVE’S REVIEW CONTINUED

populations in these emerging markets, and we made significant progress during 2005. For instance, we have become the number one, multi-national, prescription drug company in China and we have grown our business there by over 200% over the past five years. Strong growth is also being achieved in other Asian countries, in Latin America and in Eastern Europe.

In my introduction I mentioned AstraZeneca’s three great sources of strength – our products, our global reach and our people. Every part of the business is being affected by changes that are more profound and are occurring faster than anything I have experienced previously in my career. The companies that win in this environment will be those who anticipate and deliver what will be needed for success and have the courage and ability to move ahead of their competitors. Throughout AstraZeneca we are blessed with outstanding people whose creativity, hard work, determination and teamwork have overcome significant obstacles and shaped the company we have today.

It has been a huge privilege to lead these colleagues and, as I retire from AstraZeneca, I offer all of them my sincere thanks for their magnificent contribution. I also offer my best wishes to the Board, my successor, David Brennan, and his executive team who, I am sure, will guide the Company to even greater success •

SIR TOM MCKILLOP
Chief Executive*

*Retired from the Board on 31 December 2005

The strength of our current product range which now has ten medicines each with annual sales of over $1 billion is not only an indication of the importance of our products to patients worldwide but is a fitting tribute to the performance of AstraZeneca employees under the passionate leadership of my predecessor, Sir Tom McKillop.

It is now my privilege to lead AstraZeneca and to build upon this record for the future. We are clear where our future lies. AstraZeneca’s chosen path is to discover, develop and effectively commercialise differentiated prescription medicines that make a real contribution to human health and that create sustainable value for our stakeholders and society at large.

We recognise that if we are to succeed in our mission of providing medicines that improve the quality and length of life of people around the world, we must access the innovation potential not only of our own employees but also that from outside the Company. We routinely seek to strengthen our early stage discovery through alliances with external partners. Throughout 2005, strengthening the pipeline has been our number one priority, and more recent licence and business development activities reflect a greater focus on strengthening our later stage pipeline. I am determined that we should continue to utilise our strong financial position to further strengthen our portfolio of medicines with projects that are not only exciting clinical treatments but are commercially viable and offer the opportunity to create sustainable value for our shareholders •

DAVID R BRENNAN
Chief Executive Officer*

*	Appointed as Chief Executive Officer with effect from1 January 2006

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5

FINANCIAL HIGHLIGHTS

Dividend for 2005
	$	Pence	SEK	Payment date

First interim dividend	0.38	21.9	2.99	19 September 2005

Second interim dividend	0.92	51.8	7.02	20 March 2006

Total	1.30	73.7	10.01

[1]	Growth rates represent underlying performance, which shows growth at constant exchange rates by excluding the effects of exchange rate movements.

Definitions of performance measures are set out in the Summary Financial Review.

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6	AstraZeneca Annual Review 2005

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7

DELIVERING
STRATEGY
BRINGING
BENEFITS

THE DISCOVERY, DEVELOPMENT, MANUFACTURING AND MARKETING OF MEDICINES IS A DYNAMIC AND EXCITING BUSINESS – AND A DEMANDING ONE

We are focused on meeting patient needs with medicines that improve health and quality of life and on fulfilling our duty as a publicly owned company to deliver value for our shareholders.

Our resources, skills and capabilities worldwide
are aligned to achieving these twin goals –
backed by a clear strategy for driving success
in an ever more challenging business
environment, together with a framework
for consistently monitoring and measuring
our progress.

High quality leadership is critical to ensuring
that we use our resources effectively.
We therefore aim to make sure that our
leaders and their teams are clear about
their roles and responsibilities, and where
the accountabilities lie.

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8	AstraZeneca Annual Review 2005

OUR BUSINESS ENVIRONMENT

>	THERE IS A GROWING DEMAND FOR HEALTHCARE – PEOPLE ARE LIVING LONGER, POPULATIONS ARE INCREASING AND MANY DISEASES ARE STILL NOT WELL MANAGED

>	WE ALSO FACE REAL CHALLENGES, INCLUDING PRICING PRESSURES, HIGHER REGULATORY HURDLES AND FIERCE COMPETITION

As a global research-based pharmaceutical company, we operate in an ever-changing environment that presents both opportunities and challenges for our business.

Growing demand for healthcare
There is a growing demand for healthcare, driven by increasing populations and improved life expectancy. In addition, many diseases continue to be under-diagnosed, not effectively managed or there are no medicines available to treat them.

The demand for healthcare will be met not only by today’s therapies, but also by new ones arising from improved understanding of the biology of disease and the application of new technologies. In addition, fast developing economies such as China are expanding the number of patients who can benefit from medicines.

World markets
In 2005, the value of the world pharmaceuticals market was $536 billion. The US is still by far the largest pharmaceutical market, accounting for almost half (47%) of total sales during the year. Japan is the second largest individual market, with 11% of total sales and European countries together account for 29%. Among the emerging markets, there was notable sales growth in 2005 in China (up 24%), Brazil (up 32%) and Mexico (up 11%).

Therapy areas
AstraZeneca’s skills, experience and resources are focused on six therapy areas, which together represent the majority of the worldwide burden of disease:

Cancer: More than 11 million people are diagnosed with cancer every year worldwide; by 2020 this is forecast to reach 16 million. Seven million people die from cancer every year – representing 12.5% of deaths worldwide. Breast cancer is the most prevalent cancer in the world and lung cancer is the most common cause of cancer death.

Cardiovascular: Cardiovascular disease accounts for 17 million deaths globally each year, making it the greatest risk to life for most adults.

Gastrointestinal: In the western world, 10-20% of adults have been diagnosed with gastro-oesophageal reflux disease (GERD). The prevalence rate of GERD in Asia is lower but increasing. Irritable bowel syndrome is a common gastrointestinal disease that is inadequately treated and inflammatory bowel disease is an area of significant unmet medical need.

Infection: Infectious diseases cause more than 11 million deaths each year. World demand for antibiotics remains high due to escalating resistance and the increased risk of serious infections.

Neuroscience (comprising psychiatry, neurology, analgesia and anaesthesia): Around 1% of the population develops schizophrenia at some time in their life and 17 million people suffer from bipolar disorder in the major markets. Stroke is the second leading cause of death and the leading cause of adult long term disability in industrialised countries. Pain management is the most common reason for seeking medical care.

Respiratory & Inflammation: The World Health Organization estimates that 100 million people worldwide suffer from asthma and more than twice that from chronic obstructive pulmonary disease, which is estimated to be the fourth greatest cause of death globally.

Rheumatoid arthritis is another area of significant need, representing an estimated 40% of the total inflammatory market.

You can read about the medicines we have in our range, or are developing for treating these diseases, and our 2005 product performance on pages 20-21 of this Review.

Growing challenges for industry
Alongside the opportunities of our business environment, our industry is also facing real challenges.

Pressure on costs
Medicines usually represent only between 10% and 20% of a country’s total expenditure on healthcare. Nevertheless, the growing demand worldwide means more and more pressure on budgets for those who pay for healthcare. Doctors are still the principal decision makers about which of the available treatments should be prescribed for their patients, but as the cost of funding therapies increases, payers – including governments, health insurers, managed care organisations, employers and patients – are increasing their efforts to influence the choices doctors make. During 2005, further pricing pressures were placed on the industry through legislation not only in major established markets, but also in China and India.

Demonstrating economic benefit
Research-based pharmaceutical companies

increasingly have to demonstrate the economic as well as the therapeutic value of their medicines to those who pay for healthcare. This requires investment, throughout the development of a medicine, in studies to demonstrate cost-effectiveness, cost-benefit and outcomes (such as survival and quality of life improvements) in addition to traditional trials designed to establish safety and efficacy.

Productivity
Successful companies will be those who enhance their productivity in the discovery and development of new and differentiated medicines designed to meet the growing demand. As the industry works to enhance its productivity, our regulators are also setting increasingly high hurdles for the approval of medicines.

Drug safety
Decisions on acceptable benefit/risk profiles for medicines have the potential to be positively or negatively affected by a number of factors. These include pre- and post-marketing clinical data and regulatory judgements that reflect society’s concerns and aspirations.

Competition
AstraZeneca’s principal competitors are other international, research-based pharmaceutical and biotechnology companies that also sell branded, patent-protected, prescription medicines. In common with these other companies, following patent expiry, our products also compete with generic pharmaceuticals – mainly on price, since generic manufacturers do not bear the high costs of research that companies such as AstraZeneca do. The industry’s intellectual property base is increasingly being challenged by generic manufacturers looking to make an early entry into large markets, which puts pressure on product lifecycles.

Reputation
The reputation of the pharmaceutical industry has been in decline in recent years. Contributory factors include heightened public concern about issues such as drug safety (exacerbated by some high profile drug withdrawals in recent years), transparency of information, sales and marketing practices and the cost of medicines.

Regulation
The pharmaceutical industry is one of the most strictly regulated of all industries. Prescription pharmaceuticals are subject to significant and increasing regulation regarding their safety, efficacy and quality. These regulations vary from country to country, and a medicine must be approved by the different regulatory authorities in each of the markets in which it will potentially be sold. The processes for approval of a new medicine are complex, time-consuming and expensive. Even after launch of new medicines, regulatory agencies continue to require numerous conditions to be met •

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9

OUR STRATEGY

>	OUR STRATEGY SETS OUT OUR OBJECTIVES AND PRIORITIES FOR DELIVERING PATIENT BENEFIT AND SUSTAINABLE, PROFITABLE GROWTH

The people of AstraZeneca are dedicated to the discovery, development, manufacturing and marketing of high quality, effective prescription medicines that bring benefit for patients and add value for shareholders and wider society.

We are committed to managing effectively the challenges of our business environment and to maximising the opportunities to deliver sustainable, profitable growth that will place AstraZeneca among the best in the industry.

Our efforts are focused on five main strategic priorities that we have identified as critical drivers for continued success, backed by clear business objectives in each:

Products
Maximise sales growth by:

>	Releasing the full potential of our marketed brands throughout their lifecycle.
>	Growing our position in existing markets.
>	Expanding our presence in key emerging markets.
>	Vigorously defending our legitimate intellectual property rights.

Pipeline
Deliver a portfolio of differentiated medicines that meet patient needs by:

>	Successfully delivering the next wave of products in development.
>	Further improving the productivity and efficiency of our drug discovery and development.
>	Strengthening the pipeline through appropriate external targeted acquisition, licensing and partnership opportunities.
>	Rigorous management of our portfolio of products in development, to mitigate risks associated with new innovative products.

Productive use of resources
Effective leadership: Make optimal use of our resources by effectively managing all opportunities and associated risks to our business, whilst monitoring our performance and learning from our experience.

Best practice: Deliver operational excellence in all aspects of our business by:

>	Continuing to strengthen our commercial skills in sales force effectiveness, marketing excellence and understanding customer needs.
>	Increasing cost-effectiveness and operational efficiency of the supply chain.
>	Harmonising and standardising core processes and services.

New practice: Develop new business approaches that meet the needs of customers and stakeholders by:

>	Exploring new ways of working within our existing business model.
>	Assessing new models for using our resources and skills to create value for customers and profitable business for AstraZeneca.
>	Making strategic investments in promising new areas of healthcare.

People
Within our performance-driven culture, we aim to encourage and support all our people in delivering their best by:

>	Providing an environment in which people feel positive and enthusiastic, with a clear understanding of our goals and their role in achieving them.
>	Effectively managing and developing all our talent.
>	Improving leadership capability to enhance effective decision-making.
>	Creating a culture in which people are held accountable not only for what they accomplish, but how they get there.

Reputation
We aim to maintain the trust and confidence of patients, customers, employees, shareholders, regulators and wider society by:

>	Understanding their needs.
>	Ensuring that we deliver on our business promises.
>	Living up to our core values and publicly stated standards of ethical behaviour, wherever we have a presence or an impact•

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10	AstraZeneca Annual Review 2005

DELIVERING OUR STRATEGY

>	SUCCESS IN DELIVERING OUR STRATEGY DEPENDS CRITICALLY ON EFFECTIVE DECISION-MAKING AND APPROPRIATE USE OF RESOURCES

We have wide-ranging skills, capabilities and resources aligned to creating value by delivering our strategy.

The illustration to the right maps our approach to creating value though achievement of our strategic objectives. Details about our products and pipeline, together with our performance in 2005, are included throughout this Review. Here we describe the skills and resources upon which our continued success depends.

Productive use of resources
Effective leadership is key to the productive use of resources – ensuring that we have the right resources, in the right place, appropriately aligned to drive delivery of our strategic objectives.

The AstraZeneca Board Our Board comprises Executive Directors, with direct responsibility for business operations, and Non-Executive Directors, who have responsibility to bring independent, objective judgement to bear on Board decisions. The Board sets Company strategy and policies and monitors progress towards meeting objectives. It conducts an in-depth strategy review annually. It also assesses whether obligations to shareholders and others are understood and met, which includes regular reviews of financial performance and critical business issues. See pages 24 and 25 for more information.

The Senior Executive Team (SET) The SET is a cross-functional, cross-territorial group, established and led by the Chief Executive Officer. It focuses on the day-to-day running of business operations and on Company development. It regularly reviews and makes decisions on all major business issues. The SET comprises the three Executive Board Directors and six Executive Vice-Presidents, each of whom has a specific area of responsibility in line with our business structure. Photographs of the SET members appear throughout this Review.

Risk management Our ability to identify and effectively manage the risks to our business is key to our continued success. Our Risk Advisory Group (RAG), led by the Chief Financial Officer and consisting of representatives from each business function, facilitates much of our work in this area. The RAG assists senior management in identifying and assessing our main business risks in a co-ordinated manner. It focuses in particular on cross-functional risks, linking risk management to business performance reporting and sharing best practice across the organisation to drive continuous improvement. The RAG reports twice a year to the SET and its reports on the Company’s risk profile are reviewed annually by the Board.

Leadership development We aim to ensure that our leaders are given the support they need to effectively manage the business and its associated risks, and to stimulate the levels of performance required to succeed in a changing and increasingly challenging environment. We have a range of global programmes designed to strengthen leadership capabilities, enhance core management skills and help leaders develop good working relationships across the organisation. These programmes are complemented by local initiatives, which include functional or country specific aspects of leadership development.

To deliver a flow of world-class leaders in the future, we are adopting a consistent approach to identifying and developing people with leadership potential across the Company.

People
Our most important resource is our people. We are very proud of our 65,000 employees worldwide and value the diversity of skills and abilities that a global workforce offers. Our future success will be built on their efforts.

Within our performance driven culture, we aim to help people develop their full potential and to provide a working environment in which they feel energised and informed, and that their welfare is protected. Optimising individual and team performance, effectively managing and developing all our talent and improving our leadership capability are core priorities, alongside a commitment to ensuring the safety, health and wellbeing of all our employees worldwide.

We want everyone at AstraZeneca to have clear, measurable and prioritised objectives aligned with the current business priorities. We have recently introduced a set of core principles and common processes, together with a range of appropriate tools, to support managers in a globally aligned approach to the management and development of our people.

To help them deliver their best, we encourage and support our people in developing their capabilities to the full with a range of high quality learning and development opportunities, backed by management responsibility for ensuring that individually-tailored development plans are in place for each member of their team. Equal opportunity for all is a cornerstone of our culture in which personal success is based solely on individual ability and contribution.

We use a range of communications media, as well as face-to-face meetings, to ensure our people are kept up to date with business developments and are clear about their

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11

MEASURING OUR PERFORMANCE

individual and team roles and targets. We also encourage the sharing of knowledge and ideas across functional and territorial boundaries to stimulate creativity and best practice within the Company. Feedback is very important to us and opportunities for giving feedback are built in to our communications. We also use a two yearly global employee survey to identify areas of both satisfaction and concern. Priority attention is given to areas for improvement highlighted by these surveys.

Intellectual property
Patents enable information on inventions to be made widely available and are important incentives for the continued innovation that drives society’s progress. Patent protection and other types of marketing exclusivity for our medicines allow us time to generate the revenue we need to continue our research, development, manufacturing and marketing of new medicines. We therefore vigorously defend our legitimate intellectual property rights.

Cash and physical assets
We believe our cash resources will be sufficient for our present requirements and include sufficient cash for our existing capital programme, share re-purchases and the costs of developing and launching new products.

We own and operate numerous production, marketing and research and development facilities worldwide. We continually review our physical assets such as laboratories, factories and equipment to ensure that they are appropriate to meeting the needs of our business.

Reputation
Our reputation rests on delivering our promises in all aspects of our business. We focus on bringing new medicines to market that make a difference for patients. Only by doing so are we able to deliver the value for our shareholders, which, as a publicly owned company, we have a duty to do.

We know that how we do business, as well as what we do, is also important to our reputation among stakeholders and wider society. Maintaining their trust and confidence in AstraZeneca as a responsible company means ensuring that wherever we have a presence or an impact, we live up to our publicly stated standards of ethical behaviour. More information about our approach to managing our corporate responsibility and about our performance, policies and principles, can be found in the separate Corporate Responsibility Summary Report 2005, or on our website •

>	MEASURING PERFORMANCE IS ESSENTIAL TO UNDERSTANDING THE PROGRESS WE ARE MAKING AND TO IDENTIFYING AREAS FOR IMPROVEMENT

We use a range of financial and non-financial performance measures to assess our progress in delivering our strategic objectives.

The Board and SET use a regular business performance report to measure our performance, concentrating on product performance, pipeline, productivity and profitability, shareholder returns, reputation and governance. The means of measuring performance in these areas range from quantitative, comparative performance measures to more qualitative, discursive analysis. Together, they provide the framework for consistently monitoring and reporting our progress towards achieving our objectives and ultimately delivering enduring shareholder value.

Specific measures that our Board and senior executives use when assessing performance in the areas noted above, or other measures judged to be helpful in enabling shareholders better to understand and evaluate our business, are described and illustrated throughout this Review.

Measuring reputation
The performance measures referred to above are measures of our progress in what we do in the business of delivering successful medicines and thus shareholder value.

In terms of measuring the way we do business, we have a range of key performance indicators (KPIs) by which we measure our progress in important areas of corporate responsibility (CR).

Auditing of compliance is fundamental to ensuring high standards of ethical behaviour, and compliance is integrated into many of the KPIs used to measure our CR progress. More details about these KPIs and our 2005 performance are provided in the separate Corporate Responsibility Summary Report 2005, or on our website.

We also participate in leading external surveys, such as the Dow Jones Sustainability Indexes, which are a helpful means of evaluating our performance and understanding better the demands of sustainable development.

AstraZeneca is listed in the 2006 Dow Jones Sustainability World Index, used by asset managers globally to guide their socially responsible investment. However, whilst we improved our score, we did not regain the place we lost in the previous year in the European Index (Dow Jones STOXX), where competition for places is increasingly fierce.

Governance
The AstraZeneca Code of Conduct, with which compliance is mandatory, sets out the high standards we expect from our employees. As part of our commitment within the Code to comply with all applicable laws and codes of practice, we apply all of the principles of good governance in the UK Combined Code of Corporate Governance. We also comply with all of the provisions of the UK Combined Code and our corporate governance practices are generally consistent with the New York Stock Exchange’s corporate governance listing standards. Our ‘continuous assurance’ processes are designed to ensure we effectively monitorour compliance with these standards •

The graphs above are examples of the measures we use to monitor our business performance.

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12	AstraZeneca Annual Review 2005

MEETING
NEEDS
DRIVING
PROGRESS

IN THE FIGHT AGAINST DISEASE, WE ARE FOCUSED ON SIX IMPORTANT AREAS OF HEALTHCARE WHERE WE BELIEVE OUR SKILLS AND EXPERIENCE CAN MAKE THE MOST DIFFERENCE: CANCER, CARDIOVASCULAR, GASTROINTESTINAL, INFECTION, NEUROSCIENCE, AND RESPIRATORY AND INFLAMMATION

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AstraZeneca Annual Review 2005	13

The path to a new medicine is long, complex and expensive. It can take up to 15 years of discovery and development involving highly skilled scientists and state-of-the-art equipment, facilities and echnologies. Many thousands of compounds are investigated to identify those with the highest potential to become a new medicine. Very few will make it to market. Typically, over $800 million is invested before the first dollar of sales is realised.

Making and selling pharmaceuticals also requires major resources, including substantial investment in high quality facilities for manufacturing and in ensuring we have the right sales and marketing networks for communicating with healthcare professionals, payers and others about the latest additions to their range of treatments.

The research-based pharmaceutical industry is responsible for the vast majority of new medicines (over 90%) – no one else has the combination of skills, experience and resources to do all that is needed to deliver real pharmaceutical advances.

Successful innovation drives progress in society. Our medicines are designed to improve health and quality of life for patients worldwide. They also add value in other ways, bringing economic as well as therapeutic benefits to the community.

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14	AstraZeneca Annual Review 2005

RESEARCH AND DEVELOPMENT

>	WE ARE FOCUSED ON IMPROVING THE QUALITY AND PRODUCTIVITY OF OUR DISCOVERY AND DEVELOPMENT

>	TO COMPLEMENT OUR OWN EFFORTS, WE PURSUE APPROPRIATE EXTERNAL OPPORTUNITIES FOR COLLABORATION, LICENSING AND ACQUISITION

Our scientists share a common
goal: to get life-changing medicines
to patients as quickly, safely and
efficiently as possible.

11,900 people work in our research and development (R&D) organisation at 11 centres in seven countries. We have six joint discovery and development facilities in the UK, the US and Sweden; a further four sites in the US, Canada, India and France that focus only on discovery, and a facility in Japan for development only. These resources are complemented by clinical development capability at 40 sites around the world.

We spend around $14 million each working day on R&D and we are committed to maintaining a flow of high quality, effective medicines for important areas of healthcare. We continue to focus on improving the productivity and efficiency of our processes to ensure we deliver as quickly as possible new medicines that meet regulatory requirements, are launched successfully, and make a difference for patients worldwide. In 2005, we revised our operating model to simplify our processes and strengthen governance and risk management.

Discovery
Our Discovery scientists use leading edge science and technologies to identify new compounds with high potential as new medicines. They work across boundaries to exchange ideas, to share best practice and to make the most of the efficiencies that global working offers.

Our work in recent years to improve the links between basic science and clinical medicine continues to help us gain a better understanding of human diseases and the suitability of future medicines to prevent and treat those diseases. We also continue to introduce, earlier in the process, more stringent and, where possible, high throughput testing of the safety of potential new medicines and how they get distributed around, and out of, the human body. This helps us to eliminate earlier the candidate drugs (CDs) that are unlikely to succeed.

Development
People in our Development organisation focus on developing better drugs faster. They work globally in project delivery-focused teams that bring together all the relevant functional skills and experience needed for the robust, rapid progress of new medicines through development and the management of associated risks.

Our focus in 2005 was the continuing progression of the early development portfolio, which resulted in the initiation of new phase 3 projects for Zactima, AZD2171 and AZD6140. We also supported regulatory submissions or approvals for new indications that broaden the use or geographic coverage of Arimidex, Nexium, Seroquel, and Symbicort.

Biologics
As a company whose success is built on leading-edge science, it is essential that we continuously monitor new capabilities and identify opportunities that will help us to develop the next generation of medicines that offer better results for patients. Biological molecules present such an opportunity and, during the last few years, have been the fastest growing segment of the pharmaceutical market. Biological molecules are usually produced naturally by living organisms in response to disease – for example, antibodies. New technologies have opened up the possibility of imitating and improving on the natural response, where it is not itself being effective. As part of a comprehensive biopharmaceutical strategy, we are determined to secure a significant share of this market by building on the two collaborations described below, and by playing an active role in the development of these new technologies, we aim to bring new medicines based on them to patients as early as possible.

Broadening the approach
In line with our strategy of pursuing targeted acquisition, licensing and partnership opportunities where appropriate, we have made a number of significant transactions designed to strengthen our mid- to late-stage development pipeline, as described earlier in the CEO’s Review.

We also continue to work with leading academic centres to broaden the base for disease research. Including major strategic antibody alliances with Abgenix Inc. and Cambridge Antibody Technology, we now have over 1,700 external R&D collaborations and agreements that complement our in-house capabilities.

Development pipeline
The table on the right provides summary details of the new chemical entities currently in our pipeline. Full details, including line extensions, can be found in the separate AstraZeneca Annual Report and Form 20-F Information 2005 or on our website •

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15

DEVELOPMENT PIPELINE: NEW CHEMICAL ENTITIES

Estimated filing date

Therapy Area	Areas under investigation	Compound	Europe	US
PHASE 3
Cancer	non-small cell lung cancer	Zactima (ZD6474)	>2008	>2008

	non-small cell lung cancer and colo-rectal cancer	AZD2171	>2008	>2008

Cardiovascular	diabetes/metabolic syndrome	Galida	2H 2007*	2H 2007	*

	atherosclerosis	AGI-1067 (AtheroGenics)	1H 2007	1H 2007

	arterial thrombosis	AZD6140	>2008	>2008

Neuroscience	stroke	NXY-059 (previously Cerovive)	1H 2007	1H 2007

PHASE 2

Cancer	medullary thyroid cancer	Zactima (ZD6474)	>2008	>2008

	solid tumours	Patrin™ (KuDOS)	>2008	>2008

	prostate cancer	ZD4054	>2008	>2008

Cardiovascular	atrial fibrillation – conversion	AZD7009	2008	2008

	thrombosis	AZD9684; AZD0837	>2008	>2008

Gastrointestinal	inflammatory bowel disease	AZD9056	>2008	>2008

Neuroscience	cognitive disorders	AZD3480 (TC-1734 Targacept)	>2008	>2008

Respiratory and Inflammation	rheumatoid arthritis	AZD9056	>2008	>2008

	chronic obstructive pulmonary disease	AZD9056	>2008	>2008

	osteoarthritis	AZD8955	>2008	>2008

	rhinitis	AZD3778	>2008	>2008

Infection	severe sepsis	CytoFab™ (Protherics)	>2008	>2008

PHASE 1

Cancer	solid tumours and haematological malignancies	AZD0530; AZD1152	>2008	>2008

	solid tumours	AZD6244 (ARRY-142886); AZD4769; AQ4N (KuDOS)	>2008	>2008

	breast cancer	KU59436 (KuDOS)	>2008	>2008

Cardiovascular	dyslipidaemia	AZD2479 (Avanir)	>2008	>2008

	dyslipidaemia/diabetes	AZD6610; AZD8677	>2008	>2008

Gastrointestinal	gastro-oesophageal reflux disease	AZD3355; AZD9343; AZD9272	>2008	>2008

Neuroscience	neuropathic pain	AZD9272	>2008	>2008

Respiratory and Inflammation	rheumatoid arthritis	AZD8309	>2008	>2008

	chronic obstructive pulmonary disease	AZD8309; AZD3342	>2008	>2008

	asthma	AZD1981	>2008	>2008

PRE-CLINICAL

Cancer	solid tumours	AZD9935; AZD0424; AZD8931; AZD4877; AZD7762;	>2008	>2008
AZD5180 (Abgenix); AZD1845; AZD8330

	solid tumours and haematological malignancies	AZD3646	>2008	>2008

Cardiovascular	dyslipidaemia	AZD8450; AZD4121	>2008	>2008

	diabetes	AZD6370; AZD1092	>2008	>2008

	haemostasis	AZD8593	>2008	>2008

	diabetes/obesity	AZD1175; AZD2207	>2008	>2008

	arrhythmias	AZD1305	>2008	>2008

Gastrointestinal	functional gastrointestinal disease	AZD8081	>2008	>2008

	gastro-oesophageal reflux disease	AZD6538	>2008	>2008

Neuroscience	Alzheimer’s disease	AZD3102; AZD1080	>2008	>2008

	anxiety	AZD2327	>2008	>2008

	multiple sclerosis	AZD5904; AZD8797	>2008	>2008

	neuropathic pain	AZD6538; AZD9335	>2008	>2008

	anxiety and depression	AZD3783	>2008	>2008

	nociceptive and neuropathic pain	AZD1940	>2008	>2008

	Parkinson’s disease	AZD3241	>2008	>2008

Respiratory and Inflammation	chronic obstructive pulmonary disease	AZD6067; AZD7928; AZD2914; AZD1236;	>2008	>2008
AZD4818; AZD5069; AZD9668

	rheumatoid arthritis	AZD6703; AZD5672	>2008	>2008

	osteoarthritis	AZD6357; AZD6605	>2008	>2008

	asthma/rhinitis	AZD2392; AZD1744	>2008	>2008

	asthma	AZD3825; AZD9215; AZD1678	>2008	>2008

* Subject to the results of phase 3 studies and regulatory discussions.

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16	AstraZeneca Annual Review 2005

KEY PRODUCTS

CANCER

Arimidex (anastrozole) is the world’s leading aromatase inhibitor by value.

Casodex (bicalutamide) is the world’s leading anti-androgen therapy by value for the treatment of prostate cancer.

Faslodex (fulvestrant) is an oestrogen receptor antagonist, with no agonist effects, that down-regulates the oestrogen receptor.

Iressa (gefitinib) is an epidermal growth factor receptor-tyrosine kinase inhibitor (EGFR-TKI) that acts to block signals for cancer cell growth and survival.

Nolvadex (tamoxifen citrate) remains a widely prescribed breast cancer treatment.

Zoladex (goserelin acetate implant) is available in one month and three month depots and is the world’s second largest LHRH agonist by value.

CARDIOVASCULAR

Atacand [1] (candesartan cilexetil) is an angiotensin II antagonist for the first line treatment of hypertension and symptomatic heart failure.

Crestor [2] (rosuvastatin calcium) is a member of the class of products known as statins.

Exanta (ximelagatran) is a novel oral direct thrombin inhibitor targeted to prevent and treat the formation of blood clots (thrombosis).

Plendil (felodipine) is a calcium antagonist for the treatment of hypertension and angina.

Seloken/Toprol-XL (metoprolol succinate) is a once daily tablet for 24 hour control of blood pressure and for use in heart failure and angina.

Zestril [3] (lisinopril dihydrate), an ACE inhibitor, is used for the treatment of a wide range of CV diseases, including hypertension.

GASTROINTESTINAL

Entocort (budesonide) is a locally acting corticosteroid for the treatment of inflammatory bowel disease with better tolerability than other corticosteroids and greater efficacy than aminosalicylic acid medicines.

Losec/Prilosec (omeprazole) was the first proton pump inhibitor (PPI) and is used in the short and long term treatment of acid-related diseases.

Nexium (esomeprazole magnesium) is the first PPI for the treatment of acid-related diseases to offer clinical improvements over other PPIs and other treatments.

INFECTION

Merrem/Meronem [4] (meropenem) is an intravenous carbapenem antibiotic for the treatment of serious, hospital-acquired infections.

NEUROSCIENCE

Diprivan (propofol), an intravenous anaesthetic, is used in the induction and maintenance of anaesthesia, light sedation for diagnostic procedures and for intensive care sedation.

Naropin (ropivacaine) is the world’s best selling, long-acting local anaesthetic. With its improved safety and mobility profile, it is replacing the previous standard treatment of bupivacaine in major markets.

Seroquel (quetiapine fumarate) is an atypical anti-psychotic drug and is a first line, first choice treatment for a broad range of symptoms of schizophrenia and manic episodes in bipolar disorder.

Xylocaine (lidocaine) continues to be the world’s most widely used local anaesthetic after 50 years on the market.

Zomig (zolmitriptan) is for the treatment of migraine with or without aura.

RESPIRATORY AND INFLAMMATION

Accolate (zafirlukast) is an oral leukotriene receptor antagonist for the treatment of asthma.

Oxis (formoterol) is a beta-agonist therapy for asthma and chronic obstructive pulmonary disease.

Pulmicort (budesonide) is a corticosteroid anti-inflammatory inhalation drug that helps prevent symptoms and improves the control of asthma.

Pulmicort Respules (budesonide inhalation suspension) is the first and only nebulised corticosteroid in the US for children as young as 12 months.

Rhinocort (budesonide) is a nasal steroid treatment for allergic rhinitis (hay fever), perennial rhinitis and nasal polyps.

Symbicort (budesonide/formoterol) is an innovative and effective treatment for asthma and chronic obstructive pulmonary disease that offers superior efficacy with easily adjustable dosing.

We have a highly competitive portfolio of marketed medicines, designed to meet patient needs in important areas of healthcare.

As well as our successful mature brands such as Zoladex, Seloken/Toprol-XL, Diprivan and Merrem, we have a range of high potential medicines, launched over the last six years, which provide the platform for continued growth in the short to medium term. These growth products include Arimidex, Crestor, Nexium, Seroquel and Symbicort. We have clearly defined lifecycle management programmes for all of our marketed products designed to maximise not just the commercial potential of the brands, but also the benefit they bring to patients’ lives. You can read about the performance of our products on pages 20-21.

Patient safety
The safety of the patients who take our medicines is a fundamental consideration throughout all of our activities.

Ideally, a medicine would target only the disease that it is meant to treat and would not have any other effect. In reality, however, despite the best efforts of scientists, such a medicine does not yet exist and all medicines have possible side effects that some patients might experience. Healthcare professionals, in consultation with their patients, must therefore weigh the benefits of a medicine against its possible side effects and decide the acceptable level of risk.

We aim to minimise the risks and maximise the benefits of each of our medicines – starting with our discovery of a potential new medicine, through development and continuing throughout the medicine’s lifecycle, including continuous assessment after launch on the market. We have an experienced, in-house team of over 500 clinical drug safety professionals working across AstraZeneca and dedicated to the task of ensuring that we meet our commitment to product safety. Each of our medicines (whether in development or on the market) has an assigned global drug safety physician who, supported by a team of drug safety scientists, is responsible for that product’s continuous safety surveillance. Drug safety managers in each of our national companies have local responsibility for product safety within their respective countries.

You can read more about our commitment to protecting patient safety in the separate Corporate Responsibility Summary Report 2005, or on our website•

1  Licensed from Takeda Chemical Industries Ltd.
2  Licensed from Shionogi & Co., Ltd.
3  Licensed from Merck & Co., Inc.
4  Licensed from Sumitomo Pharmaceuticals Co., Ltd.

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17

SALES AND MARKETING

>	WE ARE PROUD OF OUR GLOBAL REACH, BUT KNOW THAT A LOCAL TOUCH IS ESSENTIAL

>	WE ARE COMMITTED TO HIGH ETHICALSTANDARDS IN OUR SALES AND MARKETING WORLDWIDE

We combine our global capabilities with high quality relationships in our local markets and focus on responding quickly and effectively to our customers’ changing needs.

Active in over 100 countries, we have an extensive worldwide sales and marketing network. We sell mostly through our own local marketing companies and our products are marketed mainly to physicians (both primary care and specialist) and other healthcare professionals.

Our medicines are designed to improve health and quality of life. They bring other benefits too. We also talk to governments and groups that pay for healthcare, such as managed care organisations in the US, about the economic as well as the therapeutic advantages of our range. By reducing the incidence of disease or improving the efficiency of treatment, our medicines help to relieve the growing pressure on healthcare budgets, driven by increasing populations, developing economies and improved life expectancy.

We use a wide variety of communication channels, ranging from traditional face-to-face contact with professional and highly trained sales representatives, to the internet, which plays an increasingly important role in informing healthcare professionals and others about AstraZeneca’s medicines. We also use direct-to-consumer television advertising in the US. Whatever the channel, we are committed to delivering high standards of ethical practice in all our sales and marketing activities worldwide. You can read more about this commitment in the separate Corporate Responsibility Summary Report 2005, or on our website.

Success in key markets is a top priority. Alongside building on our leading positions in established markets such as the US, Japan and Europe, we continue to increase our strength through strategic investment in fast-developing markets, such as China.

In North America
Our US sales of $10.8 billion in 2005 (up 12%) reflect our commitment to driving growth in this, the world’s largest pharmaceutical market. With a 5% market share, AstraZeneca is the fifth largest prescription pharmaceutical company by sales in the US. Arimidex, Crestor, Nexium, Toprol-XL and Seroquel, with combined sales of $7.6 billion, continue to underpin our sales performance in this highly competitive and challenging market.

In Canada, we maintained our market position as the second largest pharmaceutical company, with sales of $1.0 billion.

In the rest of the world
Strong sales in the rest of the world ($12.2 billion, up 9%) were driven by good performances from Arimidex, Crestor, Nexium, Seroquel and Symbicort. Sales in emerging markets increased by 19%, underpinned by our continued investment in sales and marketing initiatives.

In Europe, pricing controls continued to slow the overall rate of growth in the pharmaceutical market, although the impact was less severe than in 2004. Despite this background, the year saw a good performance from Arimidex, Crestor, Nexium, Seroquel and Symbicort and strong sales in Germany, the UK and Central and Eastern Europe. Sales in Europe totalled $8.5 billion in 2005 and AstraZeneca ranks fifth among prescription drug companies in this market.

In Japan, we again grew sales ahead of the market, with Arimidex, Casodex, Losec and Zoladex all making a strong contribution. Sales totalled $1.5 billion (up 8%) and we now rank 14th by sales in this market.

We delivered another strong year in Asia Pacific, with sales up 15% to $1.4 billion. We rank fourth in the region and are the fastest growing among the top 10 pharmaceutical companies.

In China, we are the largest multi-national prescription drug company and, with 33% growth, one of the fastest growing pharmaceutical companies in that country.

Elsewhere in the world, sales in the Latin American region increased by 17%, driven by Brazil, Venezuela and Mexico – the largest market in the region. Merrem remained our best-selling product, whilst sales of Crestor and Nexium continued to be very dynamic. Sales in the Middle East increased 10%, driven by strong sales of Atacand, Nexium and Symbicort •

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18	AstraZeneca Annual Review 2005

SUPPLY

>	WE AIM FOR FAST, FLEXIBLE AND
RELIABLE SUPPLY OF ALL OUR MEDICINES

>	HIGH OPERATING STANDARDS ARE
A FUNDAMENTAL PRIORITY

We have some 14,000 people at 27 manufacturing sites in 19 countries dedicated to ensuring that we provide top quality customer service through secure, high quality, cost-effective supply worldwide.

Our supply chains are designed to maximise flexibility and our new supply system, now implemented across most of our supply network, continues to deliver customer service benefits.

With a few temporary exceptions, supplies of all our products were available to meet market demand in 2005.

As part of our overall risk management, we carefully consider at which point in a medicine’s lifecycle to establish an appropriate supply chain for it. Timely investment helps to ensure cost efficiency. Secure supply chains are in place for all the products we currently have in late-stage development. Where appropriate, we have also assessed the needs for new technologies, such as for biologics.

Managing costs is an ongoing priority. Our new supply system continued to deliver manufacturing efficiency benefits (such as shortened lead times) and improved customer service levels during the year. We are now focused on driving further improvements.

Around 1,500 people are employed in active pharmaceutical ingredient supply and 11,800 in formulation and packaging. We operate a small number of sites for the manufacture of active ingredients, complemented by efficient use of outsourcing. AstraZeneca has active ingredient sites in the UK, Sweden and France and a bulk drug purification plant in Germany. Formulation sites are located in the UK, Sweden, Puerto Rico, France, Germany and the US. Packaging is undertaken at a large number of locations, both at AstraZeneca sites and at contractors’ facilities, located close to our marketing companies to ensure rapid and responsive product supply.

We continuously review our existing manufacturing assets to make sure they are being used in the most effective way, whilst preserving the flexibility we need to respond to fluctuations in demand. We sold our bulk drug facility in Guayama, Puerto Rico, and our facilities in Naucalpan, Mexico and in Manila, Philippines. Our expenditure on supply and manufacturing facilities totalled $206 million in 2005 ($352 million in 2004).

Ensuring the quality, safety and efficacy of our medicines remains a core priority. Reports from internal routine inspections, as well as those by regulatory authorities, are rigorously reviewed and, if required, actions taken to further enhance compliance. The results of all external inspections carried out during 2005 were satisfactory, and we did not experience any significant supply difficulties due to regulatory compliance issues at our sites or those of our contractors.

Safety, health and environment (SHE) operating standards are increasingly stringent with regulators placing particular emphasis on environmental issues and the safety of chemicals. Our manufacturing sites operate under various licensing regimes and internal management systems, and we are committed to meeting all regulatory requirements as a minimum baseline. There are currently no SHE issues that constrain AstraZeneca from making full use of its sites.

We are making progress in the reduction of waste and energy use and the level of accidents with injury is falling. When any accidents occur, we use a range of investigation procedures to help us understand the causes and avoid repetition. We also work closely with our suppliers to encourage standards similar to our own. More information about our SHE performance, and how we work with suppliers, can be found in the separate Corporate Responsibility Summary Report 2005, or on our website •

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19

COMMERCIALISATION AND PORTFOLIO MANAGEMENT

Disease target product profiles (TPPs) are defined at an early stage in the discovery process in order to provide guidance for R&D activity and to help shape the marketing strategy. The profile is based on our insight into patient needs and the drivers behind recommending, prescribing, paying for and taking the medication. When a candidate drug moves into development, a specific TPP is developed, based on product features and benefits, medical and health outcomes information, market positioning, demonstration of value and the competitive environment. This profile is used throughout the development programme to prioritise further investment.

We have recently re-grouped our products into primary and specialist care so that we can enhance our customer focus and better exploit the synergies that exist between them.

GMBD also develops global guidelines that outline the approach and standards we require in the marketing of each of our brands. These provide a common platform on which our local networks can build, according to individual market needs. This ensures a consistent approach across our marketing activities worldwide, whilst allowing the flexibility our teams require in their local markets.

In line with our strategy, while we are also committed to organic growth, GMBD leads our pursuit of appropriate licensing and acquisition opportunities to gain access to new products and/or technologies and to support growth products in a cost-effective manner.

>	A SIGNIFICANT CHALLENGE FOR ANY PHARMACEUTICAL COMPANY IS MAINTAINING THE QUALITY OF ITS PORTFOLIO - ASTRAZENECA IS NO EXCEPTION

Meeting the needs of patients and those who treat them is at the heart of everything we do.

Careful prioritisation of emerging research opportunities; development of these opportunities to meet patient needs and securing maximum potential from our marketed brands, are all drivers of our continued success.

Recently established to enhance our capabilities in these areas, our new Global Marketing and Business Development (GMBD) organisation works alongside our R&D community, our local marketing companies and, most importantly, our customers to ensure the delivery of differentiated, sustainable therapies that target their unmet medical needs.

Formerly known as Product Strategy & Licensing, GMBD leads the commercial aspects of drug development and co-ordinates global marketing strategy. This includes selecting the right products and projects for investment, developing effective marketing platforms for new product launches and directing the creation and delivery of product marketing strategies.

All these activities are underpinned by a strong focus on the needs of patients and healthcare professionals. The changing attitudes of regulators and payer groups are also key drivers of both our product development and marketing activities.

E-business
Our e-business activities focus on strengthening our relationships with our stakeholders and improving our speed and efficiency.

Growing numbers of healthcare professionals actively seek information from us via the internet and we aim to maintain a flow of high quality medical education that informs and supports the correct use of our medicines. Where appropriate, we also use the web to communicate with patients about our medicines, the diseases they treat and how they should be taken.

We also continue to introduce internet-enabled programmes that simplify and improve our processes. These have brought efficiency and effectiveness gains across our research and commercial activities, facilitating the rapid sharing and distribution of information within and outside the organisation.

As internet services continue to grow in diversity and value to our customer groups, we continue to monitor and evaluate new techniques and technologies to achieve our business objectives and ensure ongoing competitiveness. The use of analytics and measures is also critical to our understanding of how we can continue to leverage the opportunities presented by this medium •

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20	AstraZeneca Annual Review 2005

THERAPY AREA REVIEW

>	WE ARE ACTIVE IN SIX IMPORTANT AREAS OF HEALTHCARE

>	OUR MEDICINES ARE DESIGNED TO MEET THE NEEDS OF PATIENTS AND THE HEALTHCARE PROFESSIONALS WHO TREAT THEM

Our skills, experience and resources are focused on six therapy areas which together represent the worldwide burden of disease.

Cancer
We aim to maintain our position as a world leader in cancer treatment through further launches of newer products such as Faslodex, the successful introduction of novel approaches currently in the pipeline, and continued growth of Arimidex,Casodex and Zoladex.

The excellent growth of Arimidex continued during 2005, based on the ATAC five-year treatment data, which showed it to be significantly more effective than tamoxifen in prolonging disease-free survival. The same study also showed that by replacing tamoxifen with Arimidex, post-menopausal women being treated for hormone-receptor positive invasive early breast cancer may almost halve the likelihood of their disease returning and reduce their risk of dying by nearly a third.

The year also saw continued growth for Casodex, driven by the use of the 50mg dose in advanced prostate cancer and growth in use of the 150mg dose, which is approved for early prostate cancer (EPC) in over 60 countries. Further analysis of data from early prostate cancer studies confirmed Casodex 150mg as an excellent treatment option for men with locally advanced prostate cancer (which is a segment of EPC).

During the year, Zactima, currently in phase 3 development, was granted orphan drug designation in the EU and US (and was also granted fast track status in the US) for the investigation of medullary thyroid cancer. Orphan drug designation encourages development of products that demonstrate promise for the diagnosis, prevention and/or treatment of life-threatening or very serious conditions that are rare and affect relatively few people. Fast track status includes opportunities to meet more regularly with the FDA to get its input into the drug development plan.

Cardiovascular (CV)
We are a world leader in CV medicines, with over 40 years’ experience and a powerful range of products. We aim to build on our strong position, focusing on important areas of need such as hypertension, diabetes, dyslipidaemia and thrombosis.

Crestor, our statin for controlling cholesterol levels, is now approved in 75 markets and launched in 69, including the US, Canada, Japan and the majority of EU countries. High cholesterol is increasingly recognised as a major health issue. Of those people currently being treated for high cholesterol, only about half reach their cholesterol goal on existing treatments, while the other half have cholesterol levels that remain unhealthy. More effective treatments, such as Crestor, continue to be needed.

In multiple clinical studies, Crestor has been shown to be more effective in lowering ‘bad’ cholesterol than other prescribed statins, and it also produces an increase in ‘good’ cholesterol. An extensive database has been built up of pre-and post-approval clinical trials experience involving more than 55,000 patients and post-marketing surveillance of 40 million prescriptions written and nearly 6 million patients treated with Crestor since its launch in 2003.

In March, following a thorough analysis of clinical trial safety data and post-marketing data for Crestor, the FDA formally denied the 2004 petition brought by Public Citizen, a US consumer interest organisation, to remove Crestor from the market, stating that “all of the available evidence ..... indicates that Crestor does not pose a risk of muscle toxicity greater than that of other approved statins .....”.

During the year, Atacand was approved in the US for the treatment of heart failure, based on the results of a comprehensive clinical study programme, CHARM, which showed significant reduction in the number of deaths and hospitalisations for heart failure in patients treated with Atacand.

With sales exceeding $1.7 billion in 2005, Seloken/Toprol-XL continues to be a world leader by sales in the beta blocker (plain and in combination with diuretic) class.

Exanta, our oral anti-coagulant, has been approved in 21 countries worldwide in the short term indication for the prevention of venous thromboembolism in orthopaedic surgery and has been launched in 12 countries in Europe and Latin America. In the US in 2005, we continued discussions with the FDA, following its non-approval of Exanta for that market in 2004, but the current assessment is that it is unlikely that a way forward for Exanta registration in the US will be identified.

Gastrointestinal (GI)
We aim to maintain our number one position in GI treatments through continued market penetration for Nexium worldwide, coupled with high quality innovation and productivity in the research and development of new GI therapies.

First launched in Sweden in August 2000, Nexium is now available in approximately 100 markets, including the US, Canada and all European countries. It has been well received by patients and physicians alike and close to 340 million patient treatments had been administered by the end of 2005.

An injectable/intravenous formulation of Nexium is now approved in 68 countries, for use when an oral treatment of gastro-oesophageal reflux disease (GERD) is not appropriate. Further approvals have been granted in Europe for Nexium for healing and prevention of ulcers associated with NSAID (non-steroidal anti-inflammatory drug) therapy. Nexium is also approved in the US for the reduction in the occurrence of gastric ulcers associated with continuous NSAID therapy in patients at risk of developing gastric ulcers.

A regulatory filing for use of Nexium in paediatric GERD patients aged 12 years and above was submitted in Q4 in the US and the EU. We also filed an application for an oral liquid suspension formulation of Nexium in the US in December.

Infection
We aim to build a franchise in the treatment of infectious diseases by driving growth of Merrem (which, for the first time, achieved sales of more than $500 million) and by exploiting our traditional, structural and genomic-based discovery technologies to bring new products to market.

Work dedicated to finding a new treatment for tuberculosis (TB) continues at our R&D facility in Bangalore, India. TB remains one of the leading causes of adult death from infectious disease in the world. This is an important part of our commitment to helping to improve healthcare delivery in the developing world in a sustainable way. You can read more about this commitment in the separate Corporate Responsibility Summary Report 2005 or on our website.

Neuroscience
We aim to deliver a range of life-changing medicines in the important areas of psychiatry, analgesia and neurology, and to maintain our world-leading position in anaesthesia.

Seroquel offers a well-established benefit/risk profile with proven efficacy and unique patient tolerability. This profile has led to the increased use of Seroquel, which substantially exceeded market growth in all its markets. Seroquel is the

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21

KEY PRODUCT SALES

market-leading atypical anti-psychotic in the US in terms of monthly new and total prescriptions, and in Europe it continues to grow two to three times faster than the atypical market.

Seroquel for the treatment of bipolar mania has now been licensed in 73 countries and is highly successful, with strong market share growth.

During the year, we resumed full responsibility from MedPointe, Inc. for the marketing, sale and distribution of Zomig in the US. Zomig Rapimelt, a rapidly dispersible formulation offering patients a convenient, orange-flavoured, melt-in-the-mouth tablet for the treatment of migraine, now accounts for more than 35% of Zomig sales. The 5mg tablet is now approved and launched in most EU countries.

Diprivan is the world’s best selling intravenous anaesthetic. More than 90% of total Diprivan sales consist of Diprivan EDTA, a microbial-resistant formulation, which is approved in the majority of markets.

Respiratory and Inflammation
We aim to build on our leading position in asthma treatment through the growth of key products, particularly Symbicort; the introduction of new uses for our key products and the development of new treatments in other areas of inflammatory disease, such as chronic obstructive pulmonary disease (COPD) and rheumatoid arthritis.

Symbicort provides rapid, effective control of asthma whilst allowing doctors the opportunity to individualise treatment to meet the needs of the patient through adjustable dosing. This means doctors can tailor a patient’s treatment to address day-to-day triggers of asthma in a single inhaler for all situations, thereby achieving greater efficacy than with fixed doses. It is the only combination product currently on the market that offers these benefits.

Sales of Symbicort continued to grow in 2005. A filing for the use of Symbicort for the maintenance treatment of asthma, in patients aged 12 years and above, was made in the US in September.

Symbicort is also approved for use in COPD where trial data have shown that it reduces exacerbation rates compared to a long-acting bronchodilator alone.

Pulmicort continues to show strong performance with steady growth and is now a billion dollar brand. In the US, sales of Pulmicort Respules continue to grow, further strengthening its position as the inhaled corticosteroid of choice for the treatment of children under five with asthma •

CANCER	2005	2004	Underlying
	$m	$m	growth %

Casodex	1,123	1,012	10

Arimidex	1,181	811	44

Zoladex	1,004	917	7

Iressa	273	389	(31)

Faslodex	140	99	39

Nolvadex	114	134	(16)

Other	10	14	(36)

Total	3,845	3,376	12

CARDIOVASCULAR

Seloken/Toprol-XL	1,735	1,387	24

Crestor	1,268	908	38

Atacand	974	879	8

Plendil	360	455	(23)

Tenormin	352	368	(5)

Zestril	332	440	(27)

Other	311	340	(12)

Total	5,332	4,777	10

GASTROINTESTINAL

Nexium	4,633	3,883	18

Losec/Prilosec	1,652	1,947	(17)

Other	70	88	(21)

Total	6,355	5,918	5

INFECTION

Merrem	505	423	15

Other	102	116	(14)

Total	607	539	9

NEUROSCIENCE

Seroquel	2,761	2,027	35

Diprivan	369	500	(27)

Zomig	352	356	(3)

Local anaesthetics	511	542	(8)

Other	66	71	(8)

Total	4,059	3,496	15

RESPIRATORY AND INFLAMMATION

Pulmicort	1,162	1,050	9

Symbicort	1,006	797	22

Rhinocort	387	361	6

Oxis	91	101	(14)

Accolate	72	116	(39)

Other	155	158	(5)

Total	2,873	2,583	9

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22	AstraZeneca Annual Review 2005

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23

LEADING PERFORMANCE CREATING VALUE WE ARE COMMITTED TO CONTINUED INNOVATION AND TO BUILDING ON OUR TRACK RECORD FOR DELIVERING STRONG COMMERCIAL, OPERATIONAL AND FINANCIAL PERFORMANCE

Our results in these areas demonstrate that we can make the changes necessary to remain competitive in our dynamic and challenging business environment.

We aim to maintain the momentum by continuing to drive the sustainable development of our business, bringing benefit to patients and wider society, and creating enduring value for our shareholders.

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24	AstraZeneca Annual Review 2005

BOARD OF DIRECTORS

LOUIS SCHWEITZER (63)
Non-Executive Chairman
Chairman of the Nomination Committee
Appointed as a Director 11 March 2004. Non-Executive Chairman of Renault SA since April 2005. Chairman and Chief Executive Officer of Renault SA 1992-2005. President of the Management Board of Renault-Nissan BV 2002-2005. Chief Financial Officer and Executive Vice-President 1988-1992 and President and Chief Operating Officer 1990-1992, Renault SA. Non-Executive Director of BNP-Paribas, Electricité de France, Philips Electronics NV, Veolia Environnement, Volvo AB and L’Oréal.

HÅKAN MOGREN KBE (61)
Non-Executive Deputy Chairman
Member of the Nomination Committee
Appointed as a Director 6 April 1999. Formerly Chief Executive Officer and a Director of Astra AB (appointed 18 May 1988). Vice-Chairman of Gambro AB. Member of the Board of Directors of Investor AB, Rémy Cointreau SA, Groupe Danone and Norsk Hydro ASA. Director of the Marianne and Marcus Wallenberg Foundation.

*	Retired from the Board on 31 December 2005
**	Appointed as Chief Executive Officer with effect from1 January 2006

SIR TOM MCKILLOP* (62)
Executive Director and Chief Executive
Appointed as a Director 1 January 1996. Retired from the Board on 31 December 2005. Deputy Chairman of The Royal Bank of Scotland Group plc. Non-Executive Director of BP p.l.c. Vice-President of the European Federation of Pharmaceutical Industries and Associations. Pro-Chancellor of the University of Leicester. Chairman of the British Pharma Group.

JOHN PATTERSON FRCP (58)
Executive Director, Development
Appointed as a Director 1 January 2005. Fellow of the Royal College of Physicians. Director of the British Pharma Group. Non-Executive Director of Cobham plc. Non-Executive Director of Amersham plc 2001-2004. President of the Association of the British Pharmaceutical Industry 2002-2004. Member of the Supervisory Board of the UK Medicines Control Agency 1990-1994. Executive Vice-President, Product Strategy & Licensing and Business Development, AstraZeneca PLC 1999-2004.

DAVID R BRENNAN** (52)
Executive Director
Appointed as a Director 14 March 2005. Appointed Chief Executive Officer with effect from 1 January 2006. Member of the Executive Board of the Pharmaceutical Research and Manufacturers of America (PhRMA). Chairman of the Board of the Southeastern Chapter of the American Heart Association. General Manager of Chibret International, France (a subsidiary of Merck & Co., Inc.) 1990-1992. Vice-President of Marketing, Business Planning and Development, Astra Merck, Inc., and then Astra Pharmaceuticals LP 1992-1999. Senior Vice-President of Commercial Operations, AstraZeneca Pharmaceuticals LP 1999-2001. Executive Vice-President, North America, AstraZeneca PLC 2001-2005.

JONATHAN SYMONDS (46)
Executive Director and Chief Financial Officer
Appointed as a Director 1 October 1997. Also has overall responsibility for Information Services. Non-Executive Director of Diageo plc. Member of the UK Accounting Standards Board.

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25

SIR PETER BONFIELD CBE, FREng (61)
Senior Non-Executive Director
Chairman of the Remuneration Committee and Member of the Nomination Committee
Appointed as a Director 1 January 1995. Fellow of the Royal Academy of Engineering. Non-Executive Director of Telefonaktiebolaget LM Ericsson, Mentor Graphics Corporation, Taiwan Semiconductor Manufacturing Company, Ltd., Sony Corporation, Japan and Actis Capital LLP. Vice-President of The British Quality Foundation. Member of the Citigroup International Advisory Board. Member of the Sony Corporation Advisory Board. Non-Executive Director, Corporate Board of the Department for Constitutional Affairs.

JOE JIMENEZ (46)
Non-Executive Director
Member of the Remuneration Committee
and the Nomination Committee
Appointed as a Director 1 July 2003. Executive Vice-President of H J Heinz Company and President and Chief Executive Officer of Heinz Europe since 2002. Corporate Vice-President then Senior Vice-President and President of Heinz North America 1998-2002. Non-Executive Director of Blue Nile, Inc.

MICHELE HOOPER (54)
Non-Executive Director
Member of the Audit Committee
Appointed as a Director 1 July 2003. President and Chief Executive Officer of Stadtlander Drug Company 1998-1999. Corporate Vice-President and President, International Businesses of Caremark International Inc. 1992-1998. Non-Executive Director of PPG Industries, Inc.

JOHN BUCHANAN (62)
Non-Executive Director
Chairman of the Audit Committee and
Member of the Remuneration Committee
Appointed as a Director 25 April 2002. Executive Director and Group Chief Financial Officer of BP p.l.c. 1996-2002. Member of the UK Accounting Standards Board 1997-2001. Senior Independent Director of BHP Billiton Plc. Non-Executive Director of Vodafone Group Plc. Deputy Chairman of Smith & Nephew plc.

MARCUS WALLENBERG (49)
Non-Executive Director
Member of the Audit Committee
Appointed as a Director 6 April 1999. Formerly a Director of Astra AB (appointed 18 May 1989). Stepped down from the Audit Committee on 31 December 2005. Chairman of Skandinaviska Enskilda Banken AB. Non-Executive Vice-Chairman of Saab AB and Telefonaktiebolaget LM Ericsson. Non-Executive Director of Electrolux AB, Stora Enso Oyj and the Knut and Alice Wallenberg Foundation.

ERNA MÖLLER (65)
Non-Executive Director
Member of the Remuneration Committee
and the Science Committee
Appointed as a Director 6 April 1999. Formerly a Director of Astra AB (appointed 15 May 1995). Executive Director of the Knut and Alice Wallenberg Foundation. Professor of Clinical Immunology and Vice-Chairman of the Nobel Assembly, Karolinska Institutet. Member of the Royal Swedish Academy of Engineering Sciences and the Royal Swedish Academy of Science.

JANE HENNEY (58)
Non-Executive Director
Member of the Audit Committee,
the Nomination Committee and
the Science Committee
Appointed as a Director 24 September 2001. Currently Senior Vice-President and Provost for Health Affairs, University of Cincinnati Medical Center, appointed April 2003. Prior appointments include: Deputy Director, US National Cancer Institute; Vice-Chancellor of Health, University of Kansas Medical Center; Deputy Commissioner for Operations, US Food and Drug Administration; and Commissioner of Food and Drugs, US Food and Drug Administration. Non-Executive Director of AmerisourceBergen Corporation and CIGNA Corporation. Other board appointments include The Commonwealth Fund, China Medical Board, OMERIS and BIO/START.

DAME BRIDGET OGILVIE (67)
Non-Executive Director
Member of the Audit Committee
and the Science Committee
Appointed as a Director 1 January 1997. Also has responsibility for overseeing Corporate Responsibility. Chairman of the Medicines for Malaria Venture and the Association of Medical Research Charities. Trustee of Cancer Research UK. Chairman of the Trustees of the AstraZeneca Science Teaching Trust.

Other officers of the Company at 31 December 2005 included members of the Senior Executive Team, as set out on page 27, and:

GRAEME MUSKER
Group Secretary and Solicitor
Appointed as Company Secretary 6 June 1993.

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26	AstraZeneca Annual Review 2005

SUMMARY DIRECTORS’ REPORT

AstraZeneca PLC is the holding company for a group of subsidiaries whose principal activities are described in this Annual Review.

BOARD OF DIRECTORS
Details of members of the Board at 31 December 2005 are set out on pages 24 and 25.

BOARD CHANGES
As reported last year, with effect from 1 January 2005, Louis Schweitzer was appointed Non-Executive Chairman and John Patterson was appointed as Executive Director with responsibility for Development.

With effect from 14 March 2005, David Brennan was appointed as Executive Director with responsibility for North America.

On 31 December 2005, Marcus Wallenberg, a Non-Executive Director, stepped down from the Audit Committee.

In July 2005, we announced that Sir Tom McKillop would retire and stand down from the Board on 31 December 2005 and that David Brennan would be the new Chief Executive Officer with effect from 1 January 2006.

ELECTION AND RE-ELECTION OF DIRECTORS
All of the Directors will retire under Article 65 of the Company’s Articles of Association at the AGM in April 2006. The Notice of AGM will give details of those Directors presenting themselves for election or re-election at the AGM.

ANNUAL GENERAL MEETING
The Company’s AGM will be held on Thursday 27 April 2006. The principal meeting place will be in London. There will be a simultaneous satellite meeting in Stockholm.

CORPORATE GOVERNANCE
UK Combined Code on Corporate Governance
The Board has prepared this report with reference to the UK Combined Code on Corporate Governance published in July 2003 by the Financial Reporting Council and related guidance.

The Company is applying all the main and supporting principles of good governance in the Combined Code. The way in which these principles are being applied is described below.

The Company is complying with all of the provisions of the Combined Code, particularly as Marcus Wallenberg has now stepped down as a member of the Audit Committee.

The US Sarbanes-Oxley Act of 2002
AstraZeneca PLC American Depositary Shares are traded on the New York Stock Exchange (NYSE) and the Company is subject to the reporting and other requirements of the US Securities and Exchange Commission (SEC) applicable to foreign issuers. The US Sarbanes-Oxley Act (the Act) came into force at the end of July 2002. As a result of its NYSE listing, the Company is subject to those provisions of the Act applicable to foreign issuers. Section 404 of this legislation requires companies to include in their annual report filed with the SEC a report by management stating its responsibility for establishing internal control structure and procedures for financial reporting and annually to assess the effectiveness of such structure and controls. In addition, the external auditor will be required to attest to and report on management’s assessment. As a foreign issuer, AstraZeneca is first required to comply with section 404 in respect of its financial year ending 31 December 2006. Initially, compliance would have been required in respect of the financial year ending 31 December 2005, but the SEC extended the compliance dates for foreign issuers.

The Company either already complies with or will comply with those provisions of the Act applicable to foreign issuers as and when they become effective. The Board believes that, prior to the Act coming into force, the Company already had a sound corporate governance framework, good processes for the accurate and timely reporting of its financial position and results of operations and an effective and robust system of internal controls. Consequently, the Company’s approach to compliance with the Act has principally involved the development and adjustment of its existing corporate governance framework and associated processes concerning reporting, internal controls and other relevant matters.

Disclosure Policy and Disclosure Committee
The Company’s Disclosure Policy provides a framework for the handling and disclosure of inside information and other information of interest to shareholders and the investment community. It also defines the role of the Disclosure Committee. The Chief Financial Officer, the Executive Director, Development, the Group Secretary and Solicitor, the Vice-President, Corporate Affairs and (from July 2005) the Global Head of Investor Relations were the members of the Disclosure Committee during 2005. The Disclosure Committee meets regularly to assist and inform the decisions of the Chief Executive Officer concerning inside information and its disclosure.

BOARD STRUCTURE AND PROCESSES
Board composition, responsibilities and appointments
The Board comprises Executive and Non-Executive Directors. In the view of the Board, the majority of Board members are independent Non-Executive Directors. In forming this view, the Board specifically considered the position of Sir Peter Bonfield and believes that he is independent. Amongst other things, the Board had regard to the length of time that Sir Peter has served as a Non-Executive Director of the Company (he was first appointed to the Zeneca Group PLC board in 1995). Sir Peter is the senior Non-Executive Director of the Company, a position only established in 2002, and the Chairman and Chief Executive Officer have only been in their roles since January 2005 and 2006 respectively. The Board therefore wishes Sir Peter to continue in the role for one more year to provide valuable further continuity, subject to his re-election at the AGM in 2006. Sir Peter intends to step down as a Director of the Company at the AGM in 2007.

The differing roles of Executive Directors and Non-Executive Directors are clearly delineated, with both having fiduciary duties towards shareholders and all being collectively responsible for the success of the Company. However, Executive Directors have direct responsibility for business operations, whereas the Non-Executive Directors have a responsibility to bring independent, objective judgement to bear on Board decisions. This includes constructively challenging management and helping to develop the Company’s strategy. The Non-Executive Directors scrutinise the performance of management and have various responsibilities concerning the integrity of financial information, internal controls and risk management. To help maintain a strong executive presence on the Board, in addition to the Executive Directors attending, Board meetings are often attended by members of the Senior Executive Team on a rotational basis.

The Board sets the Company’s strategy and policies and monitors progress towards meeting its objectives. To this end, it conducts a formal strategy review annually. The Board also assesses whether its obligations to the Company’s shareholders and others are understood and met. This includes regular reviews of the Company’s financial performance and critical business issues.

There is an established procedure operated by the Nomination Committee for the appointment of new directors to the Board. Appointments are based on the merits of the candidates, who

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27

are measured against objective criteria. All of the Directors retire at each AGM and may offer themselves for re-election by shareholders. The Board reviews annually the status of succession to senior positions, including those at Board level, and ensures it has regular contact with, and access to, succession candidates. The Nomination Committee’s principal task in relation to nomination matters in 2005 related to the appointment of a new Chief Executive Officer. The Nomination Committee, chaired by the Chairman, led the process for nominating David Brennan, which was supported by external search consultants.

At its meeting in December 2005, the Board conducted its annual review and assessment of how it operates. This was done without external facilitation and included consideration and discussion of the nature and level of its interaction with the Company’s management; the quality, quantity and scope of information which flows to the Board from management, and the way in which it flows; the content of Board meetings and presentations to Board meetings; the composition of the Board; the practical arrangements for the work of the Board; and the work and operation of the Board’s committees. Overall, Board members concluded that their view of the performance of the Board is very positive and that the Board and its committees were operating in an effective and constructive manner.

At the same meeting, the Chairman also reported to the Board on his conversations with each Non-Executive Director about his or her individual performance and that of the Board as a whole, which took place during the fourth quarter of 2005. The Non-Executive Directors reviewed the performance of the Chief Executive and the Chief Financial Officer in their absence. In addition, the Board reviewed the performance of the Chairman in his absence, during that same December Board meeting.

The Company maintained directors’ and officers’ liability insurance cover throughout 2005.

In early 2006 the Company is planning to enter into a deed of indemnity in favour of each Board member. Under Article 134 of the Company’s Articles of Association the current Directors and officers are already indemnified in accordance with the Companies Act 1985. However, consistent with recent changes to the Companies Act 1985, and in the interests of retaining high quality, skilled individuals, current market practice is for companies to enter into a separate deed of indemnity in favour of each director.

Chief Executive Officer and
the Senior Executive Team
The Chief Executive Officer has been delegated authority from, and is responsible to, the Board for directing and promoting the profitable operation and development of the Company, consistent with the primary aim of enhancing long term shareholder value.

The Chief Executive Officer is responsible to the Board for the management and performance of the Company’s businesses within the framework of Company policies, reserved powers and routine reporting requirements. He is obliged to refer certain major matters (defined in the formal delegation of the Board’s authority) back to the Board. The roles of the Board, the Board’s committees, the Chairman, the Chief Executive Officer and the Senior Executive Team are documented, as are the Company’s delegated authorities and reserved powers, the means of operation of the business and the roles of corporate functions.

The Chief Executive Officer has established and chairs the Senior Executive Team. While the Chief Executive Officer retains full responsibility for the authority delegated to him by the Board, the Senior Executive Team is the vehicle through which he exercises that authority in respect of the Company’s business (including Aptium Oncology and Astra Tech).

The members of the Senior Executive Team are the Chief Executive Officer (Sir Tom McKillop until the end of 2005, David Brennan since 1 January 2006); Jonathan Symonds, Chief Financial Officer; John Patterson, Executive Director, Development; Bruno Angelici, Executive Vice-President, Europe, Japan, Asia Pacific and rest of world; the Executive Vice-President, North America (David Brennan throughout 2005, Tony Zook from 1 January 2006); Jan Lundberg, Executive Vice-President, Discovery Research; Martin Nicklasson, Executive Vice-President, Global Marketing and Business Development (formerly Product Strategy & Licensing); Barrie Thorpe, Executive Vice-President, Operations; and Tony Bloxham, Executive Vice-President, Human Resources.

The Senior Executive Team normally meets once a month to consider and decide all major business issues. It also usually reviews those matters that are of a size or importance to require the attention of, or that are reserved to, the Board before such matters are submitted to the Board for review and decision.

Internal controls and management of risk
The Board has overall responsibility for the Company’s system of internal controls, which aims to safeguard shareholders’ investments and the Company’s assets, and to ensure that proper accounting records are maintained and that the financial information used within the business and for publication is accurate, reliable and fairly presents the financial position of the Company and the results of its business operations. The Board is also responsible for reviewing the effectiveness of the system of internal controls. The system is designed to provide reasonable (not necessarily absolute) assurance of effective operations and compliance with laws and regulations.

Since the publication in September 1999 by the Institute of Chartered Accountants in England and Wales of the Turnbull Report, ‘Internal Control: Guidance for Directors on the Combined Code’, the Directors have continued to review the effectiveness of the Group’s system of controls, risk management and the Company’s high level internal control arrangements. The Directors believe that the Company maintains an effective, embedded system of internal controls and complies with the Turnbull Report guidance.

The Company views the careful management of risk as a key management activity. Through the adoption by the Board of a Group Risk & Control Policy and supporting standards, the Company has sought to confirm and formalise the drive to manage business risks as a key element of all activities.

Supporting line management activities is a dedicated risk management team who help to ensure key risks are identified and communicated appropriately. The outputs of this team are reviewed by the Risk Advisory Group, which comprises senior representatives from each business function. It is chaired by the Chief Financial Officer and reports twice a year to the Senior Executive Team. The Risk Advisory Group’s reports on the Company’s risk profile are reviewed by both the Audit Committee and the Board.

CODE OF CONDUCT
The policy of the Company is to require all of its subsidiaries, and their employees, to observe high ethical standards of integrity and honesty and to act with due skill, care, diligence and fairness in the conduct of business. The Company’s management recognises that such standards make a significant contribution to the overall control environment and seeks

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28	AstraZeneca Annual Review 2005

SUMMARY DIRECTORS’ REPORT CONTINUED

to reinforce the standards outlined in the Code of Conduct throughout the business. In particular, all employees are required to comply with the letter and spirit of the AstraZeneca Code of Conduct and with the high ethical standards detailed by the Company in support of it.

As reported last year, during 2004 the Senior Executive Team sponsored a review and re-structuring of the Company’s full range of policies, standards and guidelines. Following formal Board approval early in 2005, the revised Group policies were made available on a dedicated intranet site, the availability and purpose of which has been communicated throughout the organisation.

EXTERNAL AUDITOR
A resolution will be proposed at the AGM on 27 April 2006 for the re-appointment of KPMG Audit Plc, London, as auditor of the Company.

SHAREHOLDERS
In its financial reporting to shareholders and other interested parties by means of annual and quarterly reports, the Board aims to present a balanced and understandable assessment of the Company’s financial position and prospects.

The Company maintains a corporate website containing a wide range of information of interest to institutional and private investors: astrazeneca.com.

The senior Non-Executive Director is available to shareholders if they have concerns that contact through the normal channels of Chairman, Chief Executive Officer or Chief Financial Officer has failed to resolve, or for which such contact is inappropriate.

All shareholders, including private investors, have an opportunity at the AGM to put questions to members of the Board on matters relating to the Company’s operation and performance.

SHAREHOLDERS’ RETURN STRATEGY AND PURCHASE OF OWN SHARES
The Company’s stated distribution policy contains both a regular dividend cash flow and a share re-purchase component to give the Company more flexibility in managing its capital structure over time. The Board continually reviews its shareholders’ return strategy and recently restated its intention to grow dividends in line with earnings while maintaining dividend cover in the two to three times range. The Board firmly believes that the first call on free cash flow is business need and, having fulfilled that, will return surplus cash to shareholders. Accordingly, in 2006, the Board intends to re-purchase shares at around the same level as 2005.

As previously reported, between August 1999 and December 2003 the Company re-purchased $4 billion of its own shares under two share re-purchase programmes. In January 2004 the Board approved a further $4 billion re-purchase programme to be completed by the end of 2005, of which $2.2 billion was completed in 2004.

In 2005, the Board approved an increase of the programme by a further $1.2 billion (making a total of $3 billion for 2005).

During 2005, the Company purchased 67.65 million of its own Ordinary Shares with a nominal value of $0.25 each for an aggregate cost of $3 billion. Following the purchase of these shares, they were all cancelled. This number of shares represents 4.28% of the Company’s total issued share capital at 31 December 2005.

Since the beginning of the original re-purchase programme in 1999, the Company has purchased for cancellation in total 210.55 million of its Ordinary Shares with a nominal value of $0.25 each for an aggregate cost of $9.2 billion. This number of shares represents approximately 11.75% of the Company’s total issued share capital at the time the re-purchase programme commenced in 1999.

The Company continues to maintain robust controls in respect of all aspects of the share re-purchase programme to ensure compliance with English law and the FSA’s Listing Rules, Disclosure Rules and Prospectus Rules. In particular, the Company’s Disclosure Committee meets to ensure that the Company does not purchase its own shares during prohibited periods. At the AGM on 27 April 2006, the Company will seek a renewal of its current permission from shareholders to purchase its own shares.

*   Source: Thomson Financial Datastream

These graphs are explained on pages 31 and 32.

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29

SUMMARY DIRECTORS’ REMUNERATION REPORT

REMUNERATION COMMITTEE
The members of the Remuneration Committee of the Board are Sir Peter Bonfield (Chairman of the Committee), John Buchanan, Erna Möller and Joe Jimenez. They are all Non-Executive Directors. The remit of the Remuneration Committee is, primarily, to recommend for decision by the Board the fundamental remuneration policy for the Company and to ensure the proper operation of all plans for employees involving the Company’s shares. More particularly, it makes specific proposals in respect of the remuneration packages of individual Executive Directors and the Company’s most senior executives. A copy of the Remuneration Committee’s remit is available on the Company’s website: astrazeneca.com.

OVERALL REMUNERATION POLICY AND PURPOSE
The Company is committed to maintaining a dynamic performance culture, in which every employee champions the growth of shareholder value, is clear about the Company’s objectives, and knows how their work impacts on those objectives and that they will benefit from achieving high levels of performance.

The Board has confirmed that the Company’s overall remuneration policy and purpose are to:

>	Attract and retain people of the quality necessary to sustain the Company as one of the best pharmaceutical companies in the world.
>	Motivate them to achieve the level of performance necessary to create sustained growth in shareholder value.

In order to achieve this, remuneration policy and practice are designed to:

>	Closely align individual and team reward with business performance at each level.
>	Encourage employees to perform to their fullest capacity.
>	Encourage employees to align their interests with those of shareholders.
>	Support managers’ responsibility to achieve business performance through people and to recognise superior performance, in theshort and longer term.
>	Be as locally focused and flexible as is practicable and beneficial.
>	Be as internally consistent as is practicable and beneficial, taking due account of market need.
>	Be competitive and cost-effective in each of the relevant employment markets.

The cost and value of the components of the remuneration package are considered as a whole and are designed to:

>	Ensure a proper balance of fixed and variable performance-related components, linked to short and longer term objectives.
>	Reflect market competitiveness, taking account of the total value of all of the benefit components.

PRINCIPAL COMPONENTS
OF EMPLOYEE REMUNERATION
Throughout 2005, the principal components contained in the total remuneration package, for employees as a whole, were:

>	Annual salary – based on conditions in the relevant geographic market, with provision to recognise, in addition, the value of individuals’ sustained personal performance, resulting from their ability and experience.

>	Annual bonus – a lump sum payment related to the targeted achievement of corporate, functional and individual goals, measured over a year and contained within a specific plan. The corporate goals are derived from the annual financial targets set by the Board and take into account external expectations of performance. The functional goals are agreed by the Remuneration Committee at the start of, and are monitored throughout, the year.

>	Longer term incentive – for selected groups, targeted at the achievement of strategic objectives closely aligned with the interests of shareholders, namely the AstraZenecaShare Option Plan described on page 30 and, for some individuals potentially, the AstraZeneca Performance Share Plan described on page 31.

>	Pension arrangements appropriate to the relevant national market.

>	Other benefits, such as holidays and sickness benefit, which are cost-effective and compatible with relevant national welfare arrangements.

>	Share participation – various plans provide the opportunity for employees to take a personal stake in the Company’s wealth creation as shareholders.

The way in which these elements are combined and applied varies depending, for example, on market need and practice in various countries.

REVIEW OF EXECUTIVE REMUNERATION IN 2004
In the 2004 Annual Report we described the review of the Company’s executive remuneration practice that took place in 2004. As a result of the review, which included consultation with shareholders, a number of changes were proposed, including the introduction of a performance share plan, based on the Company’s total shareholder return relative to a global industry peer group. These changes were summarised in the Annual Review for 2004 and details were provided with the 2005 Notice of AGM.

The changes were intended to:

>	Make the overall remuneration of AstraZeneca’s most senior executives more competitive, benchmarking against predominantly UK-based, global companies.

>	Link their reward more closely to the achievement of demanding performance conditions.

>	Increase the variable elements of reward as a proportion of the overall remuneration package, when compared to the fixed reward elements.

The changes were approved by shareholders at the 2005 AGM.

The Company’s revised approach to senior executive reward for Executive Directors and members of the Senior Executive Team (SET) is closely aligned to current best practice. The Board and the Remuneration Committee believe that bringing bonus and long term incentive opportunities closer to the market for other major UK-based, global companies, subject to demanding performance conditions, will appropriately rebalance the proportion of reward, so that variable, performance-related pay is dominant, and that it will significantly improve the Company’s ability to attract and retain executives of the quality necessary to lead AstraZeneca in the future.

EXECUTIVE DIRECTORS’ REMUNERATION
In 2005, for each Executive Director, the individual components were:

>	Annual salary – the actual salary for each Executive Director determined by the Remuneration Committee on behalf of the Board and established in sterling, with the exception of David Brennan’s 2005 salary, which was established in US dollars. These salaries reflect the experience and sustained

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30	AstraZeneca Annual Review 2005

SUMMARY DIRECTORS’ REMUNERATION REPORT CONTINUED

performance of the individuals to whom they apply, as judged annually by the Remuneration Committee, taking account also of market competitiveness and the level of increases applicable to all other employees. David Brennan’s salary with effect from 1 January 2006 is established in sterling at £870,000 per annum and all of David Brennan’s terms and conditions are UK-based, apart from his pension arrangements, which are described below.

>	Short-term bonus – the basis for determining the annual bonus for Executive Directors for 2005 and beyond is as follows:

	–	50% is determined by earnings per share.

	–	25% by measures relating to the individual’s particular area of responsibility (or, in the case of the Chief Executive, the average of these individual outcomes fo rthe other members of the SET).

	–	25% by a balance of qualitative and quantitative measures that address the quality of business performance.

The Executive Directors’ annual bonuses for 2005, based on performance against the above criteria, are as follows. These bonuses are not pensionable:

	–	The Chief Executive was eligible for a bonus on a scale of 0-180% of salary, with 90% of salary payable for the achievement of target performance. Sir Tom McKillop’s bonus for 2005 amounts to £1,251,000.

	–	The Chief Financial Officer was eligible for a bonus on a scale of 0-150% of salary, with 75% of salary payable for the achievement of target performance. Jonathan Symonds’ bonus for 2005 amounts to £597,000.

	–	The Executive Director, Development was eligible for a bonus on a scale of 0-150% of salary, with 75% of salary payable for the achievement of target performance. John Patterson’s bonus for 2005 amounts to £525,000.

	–	The Executive Director, North America was eligible for a bonus on a scale of 0-150% of salary, with 75% of salary payable for the achievement of target performance. David Brennan’s bonus for 2005 amounts to $689,000.

>	Longer term incentive – Executive Directors are also rewarded for improvement in the share price performance of the Company over a period of years by the grant of share options under the AstraZeneca Share Option Plan. The grant of such options is determined by the Remuneration Committee, as are the performance targets that apply and whether they apply to the grant and/or exercise of options. As of 2005, Executive Directors are also now eligible to participate in the AstraZeneca Performance Share Plan described below.

>	Pension arrangements:
	–	UK Executive Directors’ pension arrangements – the Chief Executive and the Executive Director, Development are members of the Company’s main UK defined benefit pension plan. The normal pension age under this plan is 62. However, a member’s accrued pensionis available from age 60 without any actuarial reduction. In addition, the accrued pension is available, unreduced, from age 57 if the Company consents to a request for early retirement and from age 50 if the retirement is at the Company’s request.

On death in retirement, the accrued pension is guaranteed payable for the first five years of retirement and then reduces to two-thirds of this amount should there be a surviving spouse or other dependent. Any member may choose higher or lower levels of survivor’s pensions at retirement, subject to HM Revenue & Customs limits, in return for an adjustment to their own pension of equivalent actuarial value. Pensions are also payable to dependent children. In the event of a senior employee becoming incapacitated, then a pension is payable immediately as if such person had reached normal retirement age (subject to a maximum of 10 years’ additional service), based on current pensionable salary. In the event of a member’s death prior to retirement, dependents are entitled to a pension of two-thirds of the pension that would have been earned had the deceased remained in service to age 62, plus a capital sum of four times pensionable pay. Pensions in payment are increased annually in line with inflation, as measured by the UK Retail Prices Index, up to a maximum of 5%.

In respect of UK Executive Directors whose pensionable earnings are capped by the earnings limit imposed by the Finance Act 1989, unapproved defined contribution schemes are made available. Currently, only the Chief Financial Officer is affected by this limit. The Company has agreed to pay annually 50% of base salary in excess of the statutory earnings cap for the pension and associated tax liability, with the intention of providing equivalence of benefits with non-capped UK Executive Directors. If this does not provide equivalence, the Company has agreed to make up the difference. The Company contribution in 2005 in respect of the pension element was £130,000 ($238,000).

–		US Executive Directors’ pension arrangements – David Brennan (as the Executive Director, North America during 2005 and as the Chief Executive Officer from 2006 onwards) is a member of the AstraZeneca US Defined Benefit Pension Plan, under a schedule applicable to legacy Astra Merck employees. Benefits for members of this plan are delivered on a tax-qualified basis, with accrued benefits that exceed specific limits under the plan’s formula and US Tax Code being delivered through a supplementary, non-qualified pension plan. The normal pension age under both plans is 65. The tax-qualified plan has unreduced, early retirement benefits payable at age 62, or earlier if:

	–	combined age and service at retirement equals or exceeds 85; and

	–	at 1 July 1996, combined age and service was equal to or exceeded 60; and

	–	the member was categorised as a non-highly compensated employee.

Similar early retirement terms apply to the supplementary, non-qualified plan, as it relates to highly compensated employees.

The US Defined Benefit Pension Plan and the supplementary, non-qualified pension plan have a service cap at 35 years’ service, after which no further service accrual is earned.

On death in retirement, there is a pension payable to the surviving spouse or other dependent if the member so elects prior to retirement. The pension plan provides for continuation of service credit in the event of disability until age 65, death or commencement of benefit. In the event of death prior to retirement, pre-survivor retirement benefits are payable under the pension plan and under the insurance plans available to all US employees.

Members and surviving spouses/ dependents can elect to take pensions in lump-sum form based on actuarial valuation.

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31

>	Other customary benefits (such as a car and health benefits) are also made available through participation in the Company’s flexible benefits arrangements, which extend to the vast majority of the Company’s UK, Swedish and US employees.

ASTRAZENECA PERFORMANCE SHARE PLAN
As mentioned above, one of the changes announced by the Company following the 2004 review of executive remuneration was the introduction of a new AstraZeneca Performance Share Plan (the “Plan”). The Plan provides for the grant of performance share awards (“Awards”) in respect of Ordinary Shares in AstraZeneca PLC (“Shares”) (which may be delivered in the form of American Depositary Shares in the US).

The Remuneration Committee is responsible for agreeing any Awards under the Plan and for setting the policy for the way in which the Plan should be operated, including agreeing performance targets and which employees should be invited to participate in the Plan. All employees of the Company and its subsidiaries, including Executive Directors, are eligible to participate, although an employee may not be granted an Award if he or she is within six months from retirement. In practice, participation will be highly selective and performance-driven.

The first grant of Awards was made on 29 June 2005 (the “Initial Award”). Thereafter, the majority of Awards are likely to be made at or around the same time as options are granted under the AstraZeneca Share Option Plan. No payment is required for the grant of Awards.

An Award may not generally vest before the third anniversary of its date of grant nor unless the specified performance target(s) have been met at the end of a three year period. In the case of the Initial Award, the performance target relates to the three year period commencing on 1 January 2005.

For the Initial Award the performance target will be the Company’s Total Shareholder Return (“TSR”) over the three year period commencing on 1 January 2005 compared to the TSR of a selected peer group of 12 other pharmaceutical companies for the same period. These companies are: Abbott Laboratories, Bristol-Myers Squibb, Eli Lilly, GlaxoSmithKline, Johnson & Johnson, Merck, Novartis, Pfizer, Roche, Sanofi-Aventis, Schering-Plough and Wyeth.

Awards will vest on the basis of the Company’s TSR ranking and the vesting schedule set out below:

TSR ranking	Vesting percentage
of the Company	of shares under Award

Below median	0%

Median	30%

Upper quartile	100%

Between median and upper quartile	Pro rata

The vesting date for the Initial Award is the third anniversary of the 29 June 2005 grant date.

In addition to the TSR performance target being met for the Initial Award as set out above, the Remuneration Committee also has to satisfy itself that achievement of the TSR performance target is a genuine reflection of the Company’s underlying financial performance.

The Remuneration Committee has the discretion to award Shares up to a further 25% over and above the Shares subject to the Award, if the Company’s TSR performance is substantially better than that of the upper quartile of the comparator group.

The Remuneration Committee may vary or waive these performance target(s) to take account of events that lead the Remuneration Committee, acting fairly and reasonably, to believe the performance target(s) to be no longer appropriate. Any variation to the performance target(s) made by the Remuneration Committee will not result in the revised performance target(s) being, in the opinion of the Remuneration Committee, more difficult or easier to satisfy than the initial performance target(s).

If a participant ceases employment with the AstraZeneca group before an Award has vested at the end of the relevant period, his or her Award(s) will generally lapse. However, if a participant dies or leaves employment in certain circumstances such as ill health, injury, disability, retirement, redundancy or his or her employing business being sold or transferred outside the AstraZeneca group, the Award will, absent additional action by the Remuneration Committee, vest pro rata to the time elapsed between the date of grant of the Award and the date of cessation of employment, at the end of the relevant performance period, subject to the satisfaction of the performance target(s) measured over the relevant performance period.

In view of Sir Tom McKillop’s retirement on 31 December 2005, the Award granted to him in 2005 will be appropriately pro-rated and will vest in 2008 subject to the satisfaction of the performance target measured over the whole performance period. Having left the Company six months after the start of the 36 month vesting period, Sir Tom will receive Shares representing approximately one sixth of the value of the Award (if any) when it vests in 2008.

Performance under the AstraZeneca
Performance Share Plan in 2005
TSR looks at share price increase and dividends re-invested in respect of a notional number of shares, from the beginning of the performance period to the end of it, and ranks the companies in the selected comparator group by reference to the TSR achieved over that period. The rank which the Company’s TSR achieves over the performance period will determine how many Shares will vest under the Initial Award, as per the vesting schedule shown in the table above.

The second graph on page 28 shows how the Company’s TSR performance has compared with the TSR for the companies in the comparator group from 1 January 2005 (the first day of the performance period) to 31 December 2005 and how the Company ranks against those other companies on this basis. To alleviate any short term volatility, the return index is averaged in the TSR calculations for each company over the three months prior to the start of the performance period (as stipulated in the plan) and, for the purposes of the interim snapshot shown by that graph, over the last three months of 2005.

We will continue to report on the performance of each Award against the relevant performance target(s) during the relevant vesting period.

ARRANGEMENTS FOR ÅKE STAVLING
Åke Stavling, formerly an Executive Director, left the Company at the end of January 2003. Mr Stavling’s leaving arrangements were fully disclosed in the Directors’ Remuneration Report for 2003. Under these arrangements, Mr Stavling received monthly compensation from the Company until the end of January 2005. The sum received by Mr Stavling in January 2005 is included in the disclosure of Directors’ emoluments on page 41. These arrangements have now ceased.

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32	AstraZeneca Annual Review 2005

SUMMARY DIRECTORS’ REMUNERATION REPORT CONTINUED

DIRECTORS’ EMOLUMENTS IN 2005
The aggregate remuneration, excluding pension contributions and the value of share options and performance share plan awards, paid to or accrued for all Directors and officers of the Company for services in all capacities during the year ended 31 December 2005 was £11 million ($19 million). Remuneration of individual Directors is set out on page 41 in sterling and US dollars. All salaries, fees, bonuses and other benefits for Directors are established in sterling, save for David Brennan’s salary, which, for 2005, was established in US dollars.

PENSIONS
In advance of the changes to the tax treatment of pensions in the UK, which will take effect from 6 April 2006, the Remuneration Committee considered the impact those changes may have on UK Executive Directors’ pension arrangements. The Remuneration Committee has endorsed the offer of a cash allowance in lieu of future pension, payable at the election of each individual Executive Director. The cash allowance will be consistent with the cost of the alternative gross pension benefit.

This approach was considered in the context of:

>	The Company’s desire to offer employees flexibility and choice in their reward packages.
>	The Company’s policies of funded, defined contribution pension provision.
>	The Company’s desire to ensure it does not respond to tax changes in a way that would effectively deliver a guaranteed ‘net’ pension promise.
>	The requirement that any alternative to pension should be cost-neutral to the Company.

Any resulting impact of this on the Executive Directors’ pension arrangements will be provided in the 2006 Directors’ Remuneration Report.

TOTAL SHAREHOLDER RETURN
The UK Directors’ Remuneration Report Regulations 2002 require the inclusion in the Annual Review of a graph showing TSR over a five year period in respect of a holding of the Company’s shares, plotted against TSR in respect of a hypothetical holding of shares of a similar kind and number by reference to which a broad equity market index is calculated. This illustrates the Company’s TSR performance against the broad equity market index selected. The Company is a member of the FTSE 100 Index and consequently, for the purposes of this graph (which is shown on page 28), we have selected the FTSE 100 Index as the appropriate index. This graph is re-based to 100 at the start of the rolling five year period.

DIRECTORS’ INTERESTS IN PERFORMANCE SHARE PLAN AWARDS
Directors’ interests in shares or American Depositary Shares (ADSs) of AstraZeneca PLC that are the subject of awards under the AstraZeneca Performance Share Plan or the AstraZeneca US Executive Performance Share Plan are not included in the table of Directors’ emoluments on page 41 but are shown in the tables below.

The interests at 31 December 2005 or on the date of resignation (if earlier), of the persons who on that date were Directors, in shares of AstraZeneca PLC that are the subject of Awards under the AstraZeneca Performance Share Plan are shown below:

	Awards held (target number of shares)			Awards made	Monetary
				during 2005	value of
	At 1 Jan 2005 or	At 31 Dec 2005 or		(target	Awards made			Date on
	appointment	resignation		number	during 2005[1]	Date of		which Award
Director	date	date		of shares)	(£)	Award		may vest

Sir Tom McKillop	–	104,417	[3]	104,417	2,339,985	29.06.05	[2]	29.06.08

John Patterson	–	41,945		41,945	939,987	29.06.05	[2]	29.06.08

Jonathan Symonds	–	47,723		47,723	1,069,472	29.06.05	[2]	29.06.08

[1]	The relevant target percentage of the Director’s salary was divided by the price per share at date of grant (2241p) to calculate the target number of shares.
[2]	Initial Award.
[3]	To be pro-rated as described on page 31.

The interests of David Brennan, at 31 December 2005 and on the date of his appointment, in ADSs of AstraZeneca PLC that are the subject of awards under the AstraZeneca US Executive Performance Share Plan (established in 2000) are shown below. One ADS equals one AstraZeneca Ordinary Share. The number of ADSs to which Mr Brennan may become unconditionally entitled on the vesting date will be determined by reference to AstraZeneca’s total shareholder return compared to that of other companies in the US Pharmaceutical Human Resources Association over the three year performance period.

			Awards	Monetary		Awards	Monetary
	Awards held (target number of ADSs)		made during	value of		vested	value of
			2005	awards		during	awards		Awards
	At 14 Mar 2005		(target	made during		2005	vested during		expired		Date on
	(appointment	At 31	number	2005		(number	2005		during	Date of	which award
Director	date)	Dec 2005	of ADSs)	(US$)		of ADSs)	(US$)		2005	award	may vest

David R Brennan	87,163	89,807	27,877	1,124,837	[1]	18,925	749,809	[2]	6,308	24.03.05	24.03.08

[1]	The award price was US$40.35.
[2]	The closing price of AstraZeneca ADSs on 28 March 2005 (the date of vesting) was US$39.62.

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33

SUMMARY FINANCIAL REVIEW

Sales by growth, patent expiry and base products $m and % change

INTRODUCTION
The purpose of this Summary Financial Review is to provide a balanced and comprehensive analysis, including the key business factors and trends, of the financial performance of the business during 2005, the financial position as at the end of the year and the main business factors and trends which could affect the future financial performance of the business.

Our operations are focused on prescription pharmaceuticals and more than 97% of our sales are made in that sector. Sales of pharmaceutical products tend to be relatively insensitive to general economic circumstances in the short term. They are more directly influenced by medical needs and are generally financed by health insurance schemes or national healthcare budgets.

Our operating results in both the short and long term can be affected by a number of factors other than normal competition:

>	The risk of generic competition following loss of patent exclusivity or patent expiry with the potential adverse effects on sales volumes and prices.
>	The timings of new product launches which can be influenced by national regulators and the risk that such new products do not succeed as anticipated.
>	The rate of sales growth and costs following new product launches.
>	The adverse impact on pharmaceutical prices as a result of the regulatory environment. Although there is no direct governmental control on prices in the US, pressures from individual state programmes and health insurance bodies are leading to downward forces on realised prices. In other parts of the world, there are a variety of price and volume control mechanisms and retrospective rebates based on sales levels which are imposed by governments.
>	Currency fluctuations, which can significantly affect our results. Our functional and reporting currency is US dollars as this is our single largest currency, but we have substantial exposures to other currencies, in particular, significant euro and Japanese yen denominated income and sterling and Swedish krona denominated costs.

Over the longer term, the success of our research and development is crucial. In common with other pharmaceutical companies we devote substantial resources to R&D, the benefit of which emerges over the long term and carries considerable uncertainty as to whether it will generate future products.

The business events which were the most significant for our financial results in 2005 are as follows:

>	Strong sales performances from our five growth products which now account for 45% of sales.
>	Ten products in the portfolio with annual sales in excess of $1 billion compared to two products five years ago.
>	Productivity enhancements which have allowed the containment of R&D and SG&A whilst delivering sales growth and R&D projects as planned.
>	Close attention to capital expenditure and working capital management.

Taking these factors, we have delivered an operating profit margin of 27.2%, earnings per share growth (before exceptional items) of 41% and free cash flow of over $6 billion.

Other developments that were important in the year centre around our continued commitment to innovation and investment in research and development. Over the past five years we have increased our investment in R&D at an average of 8% per annum. This investment has been strengthened by accessing innovation originating outside AstraZeneca through collaborations with external partners such Cambridge Antibody Technology, Abgenix and Array, as well as the three licensing transactions announced in December and the acquisition in January 2006 of KuDOS Pharmaceuticals.

We continue to vigorously defend our intellectual property. In November we filed two lawsuits in the US District Court for the District of New Jersey.The first was against Teva Pharmaceuticals USA, Inc. and Teva Pharmaceuticals Industries, Ltd. for wilful infringement of our substance patent protecting Seroquel. The second lawsuit was filed against Ranbaxy Laboratories for wilful infringement of our patents protecting Nexium. On 18 January 2006 we announced we had received a decision of Judge Rodney Sippel of the US District Court for the Eastern District of Missouri that found that the patents asserted by us that cover Toprol-XL were invalid and unenforceable. We disagree with and are disappointed by these conclusions. We maintain that both patents are valid and enforceable and will appeal the Court decision.

MEASURING PERFORMANCE
We use specific measures when assessing our performance in key areas as discussed below. Some of the financial measures use information derived at constant exchange rates (CER), in particular, growth rates in sales and costs, operating profit and, as a consequence, earnings per share. CER removes the effects of currency movements which allows us to focus on the changes in sales and expenses driven by volume, prices and cost levels relative to the prior period.

>	Sales and cost growth expressed in CER allows management to understand the true local movement in sales and costs, in order to compare recent trends and relative return on investment.
>	Earnings per share growth demonstrates not only the profitability of the business (based on profit after tax) but also the management of our capital structure (particularly through the share re-purchase programme).

Other measures used are not influenced so directly, or indeed at all, by the effects of exchange rates.

>	Gross margin and operating profit margin percentages set out the progression of key performance margins and demonstrate the overall quality of the business.
>	Prescription volumes and trends for growth products, which can represent the underlying business growth and the progress of individual products better and more immediately than invoiced sales.
>	Free cash flow, which represents net cash flows before financing activities, as adjusted for movements in short term deposits, measuring our ability to provide returns to shareholders through dividends and the share re-purchase programme.
>	Total shareholder return measures the returns we provide to our shareholders and reflects share price movements assuming reinvestment of dividends and is used in comparison to the performance of peer group companies.

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34	AstraZeneca Annual Review 2005

SUMMARY FINANCIAL REVIEW CONTINUED

RESULTS OF OPERATIONS
Sales
Sales for the full year increased 10% at CER with good sales growth in all regions (US up 12%; Europe up 8%; Japan up 8%; Rest of World up 15%). Most of this growth was driven by volume although there was a small overall favourable selling price benefit.

Our portfolio now has ten brands with annual sales of greater than $1 billion. The combined sales of five key brands (Arimidex, Crestor, Nexium, Seroquel and Symbicort) grew by 27% to $10,849 million.

In Gastrointestinal, Nexium sales increased by 18% to $4,633 million. Sales in the US were up 15% to $3,125 million on continued strong volume growth partially offset by lower price realisation. Nexium sales in other markets increased 25%. The Nexium performance more than compensated for the decline in Losec (down 17% to $1,652 million). As a result, the therapy area grew for the first time since 2002.

In Cardiovascular, sales grew by 10% to $5,332 million. Crestor sales reached $1,268 million for the full year, up 38%. Sales in the US were up 34% to $730 million. Crestor share of new prescriptions in the US statin market was 6.9% in the week ending 20 January 2006. Sales in other markets increased by 41% on good growth in France, Italy and Canada. Seloken sales increased by 24% to $1,735 million. These performances offset declines in Zestril and Plendil down by 27% and 23%, respectively.

Respiratory and Inflammation sales increased by 9% to $2,873 million. Symbicort sales were the main driver of this growth and increased 22% to $1,006 million. Sales of Symbicort arise principally in Europe – a US regulatory application for the pMDI formulation for the treatment of asthma was submitted on 27 September. Elsewhere in the therapy area, Pulmicort and Rhinocort sales rose by 9% and 6% with annual sales of $1,162 million and $387 million, respectively.

Sales in the Oncology portfolio grew by 12% to $3,845 million. Arimidex sales increased 44% to $1,181 million, on strong growth in the US (up 59%) and in other markets (up 35%). Arimidex value market share among hormonal treatments for breast cancer is now around 50%, more than twice the share of its closest competitor. Casodex sales grew by 10% to $1,123 million on strong performances outside the US and Zoladex sales exceeded $1 billion for the first time, again on performance outside the US. Iressa sales fell by 31% to $273 million, mainly as a result of a 63% decline in the US. However, in the Asia Pacific region the product saw 7% growth as China and other markets compensated for a decline in Japan.

Neuroscience sales grew by 15% to $4,059 million Seroquel sales reached $2,761 million (up 35%) including $2,003 million in the US (up 33%). In the US, Seroquel share of new prescriptions in the anti-psychotic market increased to 29.8% in December, the only brand among the top three products to grow market share in 2005. Sales in other markets increased by 40%.

In the US sales were up 12% for the full year to $10,771 million. Sales growth for Nexium, Seroquel, Toprol-XL, Arimidex and Crestor more than offset the declines in Prilosec, Plendil and Iressa. Inventory movements were neutral across the year following the successful introduction of wholesaler Distribution Service Agreements. Adjustments to prior year managed care accruals at the half year benefited annual US sales growth by 2% resulting in an underlying demand growth of 10% for the year. The net result of other selling price movements was marginally favourable.

Revenue from outside of the US now accounts for 55% of our sales. In Europe sales increased by 8% for the full year to $8,463 million, with good volume growth partially offset by lower realised prices. Sales for the five key brands combined grew by 30%, which more than compensated for a 24% decline in Losec.

Sales in Japan were up 8% for the full year to $1,527 million as a result of good growth for Losec, Casodex, Zoladex and Arimidex. Sales in China were up 33% to $272 million for the full year on good growth in cardiovascular products and Losec, and the launch of Iressa.

Operating margin and retained profit
Gross margin increased by 1.8 percentage points to 77.6% of sales. Lower payments to Merck (4.8% of sales) and positive currency each benefited gross margin by 0.1 percentage points. Excluding prior year Exanta and Iressa provisions totalling $236 million, the costs associated with the termination of the MedPointe Zomig distribution agreement in the first quarter of 2005, and the site rationalisation provisions at $105 million charged in the final quarter, underlying margin improved by 1.2 percentage points. This is due mostly to favourable product mix and continued operational efficiencies.

R&D and SG&A combined grew by 2%, with R&D declining by 4% and SG&A growing by 4%. Before exchange effects, the combined effect of these movements added 4.1 percentage points to operating margin for the full year. Excluding the Losec EU Fine ($75 million) and the investments made on the Medicare Outreach programme in the fourth quarter of this year, SG&A growth was 2%. The decline in R&D was partly a consequence of our productivity focus and partly due to the relatively early stage of compounds in development.

Lower other income reduced margin by 0.3 percentage points due principally to the gain on the disposal of the Durascan business in the prior year.

Operating margin increased by 6.0 percentage points from 21.2% to 27.2%. Currency benefited margin by 0.4 percentage points resulting in an underlying margin improvement of 5.6 percentage points for the year.

Net interest and dividend income for the full year was $165 million (2004 $78 million). The increase over 2004 is primarily attributable to higher average investment balances and yields.

The effective tax rate for the twelve months was 29.1% (2004 rate excluding exceptional items 26.6%). The charge for the year includes a net increase of $112 million, mainly due to movements in provisions relating to foreign tax credits and transfer pricing. The increase over 2004 is due to the release of provisions following a settlement of prior year issues in 2004 and no relief in respect of the Losec fine. Taxation in 2004 also benefited from a one-off reduction in the deferred tax liability in relation to rolled over gains following agreements with the relevant tax authorities.

Earnings per share before exceptional items grew by 41% from $2.01 in 2004 to $2.91 in the current year. We estimate that the share re-purchase programme added 8 cents to earnings in the current year and currency benefits the same amount.

FINANCIAL POSITION, INCLUDING CASH FLOW AND LIQUIDITY
The net book value of our assets fell by $806 million from $14,497 million to $13,691 million. The net profit was distributed through share re-purchases of $3,001 million and dividends of $1,676 million leaving negative exchange effects of $1,052 million to reduce net assets.

Exchange effects and depreciation (in total $1,768 million) together with site rationalisations of around $100 million and disposals more than offset capital expenditure of $832 million leading to a reduction in the net book value of tangible fixed assets. Investment in intangible assets amounted to $176 million in 2005. Development acquisitions accounted for $100 million and software development costs totalled $76 million. The value of inventory at the year end has fallen reflecting a continued drive to reduce levels together with the effect of exchange. Receivables increased from $4,620 million to $4,778 million. This reflects increased trade receivables in several markets resulting from a mixture of increased sales in the fourth quarter and timing of US receipts. Trade and other payables have remained unchanged from 2004.

Cash flow
We continue to be a highly cash generative business. Although future operating cash flows may be affected by a number of factors as outlined in the introduction on page 33, we believe our cash resources will be sufficient for our present requirements and include sufficient cash for our existing capital programme, share re-purchases and any costs of launching new products, as well as the potential buy-out of Merck’s interests in 2008.

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35

Cash generated from operating activities in 2005 was $6,743 million compared with $4,817 million in 2004. This increase is principally a result of a $1,823 million increase in profit before tax and the effects of a net $332 million cash inflow from favourable movements in working capital, particularly inventory, offset by a $360 million increase in tax paid.

Cash outflows from investing activities of $1,182 million in the year compared with $970 million inflows in 2004. Capital expenditure fell by $253 million to $810 million and expenditure on non-current asset investments was $105 million lower in 2005.

Free cash flow for the year was $6,052 million. After accounting for net share re-purchases of $2,858 million, the $1,717 million dividend payment to shareholders and foreign exchange effects, there is a $968 million increase in cash and cash equivalents.

Investments, divestments and capital expenditure
New collaboration agreements signed during 2005 with Avanir and Astex created intangible assets worth $20 million. Further payments were made in respect of existing licensed-in products amounting to $44 million.

In December, new collaboration agreements with Protherics PLC, Targacept Inc and AtheroGenics, Inc. were announced and are recorded as post balance sheet events. We will invest $41 million in the global development and commercialisation agreement with Protherics, being a 4.3% investment in equity and an intangible asset. The licensing and commercialisation agreement with AtheroGenics will initially require a $50 million payment by AstraZeneca and the licensing and research collaboration agreement with Targacept will initially require a $10 million payment by AstraZeneca. Both of these payments will be recorded as intangible assets.

After the year end, we also acquired the total share capital of KuDOS Pharmaceuticals Limited for $210 million, subject to cash and working capital adjustments. Most of the cost of the investment reflects an intangible asset representing the oncology technology platform of KuDOS.

Our recent focus on licensing in opportunities with third parties will result in additional intangible asset investment in the balance sheet. Should any of these products fail in development, the associated intangibles will need to be written off.

CAPITALISATION AND SHAREHOLDER RETURN
Dividend and share re-purchases
In line with the policy stated last year, the Board intends to continue its practice of growing dividends in line with earnings (maintaining dividend cover in the two to three times range) whilst substantially distributing the balance of cash flow via share re-purchases. During 2005, we returned $4,718 million out of free cash of $6,052 million to shareholders through a mix of share buy-backs and dividends. The Board firmly believes that the first call on free cash flow is business need and, having fulfilled that, will return surplus cash flow to shareholders. The primary business need is to build the research pipeline by supporting internal and external opportunities. Accordingly, in 2006, the Board intends to re-purchase shares at around the same level as 2005, with any balance of free cash flow available firstly for investment in the product pipeline or subsequent return to shareholders.

We have re-purchased and cancelled 67.7 million shares in 2005 at a cost of $3,001 million. As a result, the total number of shares re-purchased to date under the share re-purchase programmes begun in 1999 is 210.6 million at a cumulative cost of $9,172 million.

At 31 December 2005, the number of shares in issue was 1,581 million.

We paid the second interim dividend of $0.645 in respect of 2004 on 21 March 2005 and a first interim dividend for 2005 on 19 September 2005 of $0.380 per Ordinary Share. A second interim dividend for 2005 of $0.920 per Ordinary Share has been declared, which the Annual General Meeting will be asked to confirm as the final dividend.

FUTURE PROSPECTS
We are determined to strengthen our product pipeline via a sustained commitment to discovery and development of new medicines, from within our own laboratories and from external partnerships. We are in a strong financial position from which to increase our investment in R&D and utilise our strong cash generation to pursue attractive external opportunities to augment the pipeline. Continued focus on improved productivity is essential to release resources for these priorities.

For 2006, the operating financial leverage stemming from good sales performance and cost control, and the delivery of productivity gains seen in 2005, are expected to continue. The main risk to the achievement of these earnings is the possibility of generic competition for Toprol-XL if generic companies receive final regulatory approval and seek to launch “at risk” before the conclusion of the judicial appeals process.

INTERNATIONAL ACCOUNTING
Under European legislation, we are required to adopt International Financial Reporting Standards and International Accounting Standards (collectively “IFRS”) as adopted by the European Union for the current year accounts. Comparatives have been restated from UK GAAP to IFRS and can be summarised as set out in the table below.

The major areas of ongoing impact on our net profit and shareholders’ equity are likely to continue to be share-based payments and deferred tax. The reconciliation from UK GAAP income in 2004 was also impacted by one-off gains on financial instruments that have been recognised in earlier years under IFRS.

	2004	2003
Income	$m	$m

UK GAAP	3,831	3,059

Share-based payments	(147)	(154)

Employee benefits	1	(21)

Business combinations	49	59

Financial instruments	(163)	(8)

Capitalised software and intangibles	21	2

Deferred tax – IFRS adjustments above	26	27

– other	67	82

Others	(2)	(2)

IFRS	3,683	3,044

	2004	2003
Net assets	$m	$m

UK GAAP	14,519	13,257

Share-based payments	–	–

Employee benefits	(2,010)	(1,745)

Business combinations	108	59

Financial instruments	11	98

Dividend	1,061	914

Capitalised software and intangibles	106	85

Deferred tax – IFRS adjustments above	579	516

– other	111	(8)

Others	12	(1)

IFRS
	14,497	13,175

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36	AstraZeneca Annual Review 2005

SUMMARY
FINANCIAL STATEMENTS

These Summary Financial Statements are a summary of information in the Group’s Financial Statements, Directors’ Report and Directors’ Remuneration Report and do not contain sufficient information to allow for as full an understanding of the results and state of affairs of the Group as would be provided by the full Group Financial Statements, Directors’ Report and Directors’ Remuneration Report. Shareholders requiring more detailed information have the right to obtain, free of charge, a copy of the Group’s last full Annual Report and Form 20-F Information, available from the Secretary at the registered office of the Company.

The Summary Financial Statements on pages 37 to 41 were approved by the Board of Directors on 2 February 2006 and were signed on its behalf by:

DAVID R BRENNAN Director	JONATHAN SYMONDS Director

INDEPENDENT
AUDITORS’ STATEMENT

AUDITORS’ STATEMENT TO THE MEMBERS OF ASTRAZENECA PLC, PURSUANT TO SECTION 251 OF THE COMPANIES ACT 1985.

We have examined the Summary Financial Statements set out on pages 37 to 41. This statement is made solely to the Company’s members, as a body, in accordance with section 251 of the Companies Act 1985. Our work has been undertaken so that we might state to the Company’s members those matters we are required to state to them in such a statement and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members as a body, for our work, for this statement, or for the opinions we have formed.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS
The Directors are responsible for preparing the Annual Review 2005 in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the EU.

Our responsibility is to report to you our opinion on the consistency of the Summary Financial Statements within the Annual Review 2005 with the full annual Financial Statements, the Directors’ Report and the Directors’ Remuneration Report, and its compliance with the relevant requirements of section 251 of the Companies Act 1985, Article 4 of the IAS Regulation and the regulations made thereunder. We also read the other information contained in the Annual Review and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Summary Financial Statements. Our responsibilities do not extend to any other information.

BASIS OF OPINION
We conducted our work in accordance with Bulletin 1999/6 ‘The auditor’s statement on the summary financial statement’ issued by the Auditing Practices Board for use in the UK. Our report on the Group’s full annual Financial Statements describes the basis of our audit opinion on those Financial Statements.

OPINION
In our opinion the Summary Financial Statements are consistent with the full annual Financial Statements, the Directors’ Report and the Directors’ Remuneration Report of AstraZeneca PLC for the year ended 31 December 2005 and comply with the applicable requirements of section 251 of the Companies Act 1985, and the regulations made thereunder.

2 February 2006

KPMG AUDIT PLC
Chartered Accountants
Registered Auditor
8 Salisbury Square
London EC4Y 8BB

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37

CONSOLIDATED INCOME STATEMENT
FOR THE YEAR ENDED 31 DECEMBER

	2005	2004	2003
	$m	$m	$m

Sales	23,950	21,426	18,849

Cost of sales	(5, 356)	(5,193)	(4,463)

Distribution costs	(211)	(177)	(162)

Research and development	(3, 379)	(3,467)	(3,012)

Selling, general and administrative costs	(8,695)	(8,268)	(7,393)

Other operating income	193	226	188

Operating profit	6,502	4,547	4,007

Profit on sale of interest in joint venture	–	219	–

Finance income	665	532	381

Finance expense	(500)	(454)	(311)

Profit before tax	6,667	4,844	4,077

Taxation	(1,943)	(1,161)	(1,033)

Profit for the period	4,724	3,683	3,044

Attributable to:
Equity holders of the Company	4,706	3,664	3,022

Minority interests	18	19	22

Basic earnings per $0.25 Ordinary Share	$2.91	$2.18	$1.77

Diluted earnings per $0.25 Ordinary Share	$2.91	$2.18	$1.77

Weighted average number of Ordinary Shares in issue (millions)	1,617	1,673	1,709

Diluted average number of Ordinary Shares in issue (millions)	1,618	1,675	1,712

Dividends declared and paid in the period	1,676	1,408	1,244

All activities were in respect of continuing operations.

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE
FOR THE YEAR ENDED 31 DECEMBER

	2005	2004	2003
	$m	$m	$m

Profit for the period	4,724	3,683	3,044

Foreign exchange adjustments on consolidation	(1,052)	744	1,267

Available for sale (losses)/gains taken to equity	(10)	31	1

Actuarial loss for the period	(35)	(179)	(240)

Tax on items taken directly to reserves	(25)	416	139

	(1,122)	1,012	1,167

Total recognised income and expense for the period	3,602	4,695	4,211

Attributable to:
Equity holders of the Company	3,595	4,690	4,186

Minority interests	7	5	25

Tax on items taken directly to reserves in 2004 includes a credit of $357m in respect of foreign exchange losses in 2000.

$m means millions of US dollars

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38	AstraZeneca Annual Review 2005

CONSOLIDATED BALANCE SHEET
AT 31 DECEMBER

	2005	2004	2003
	$m	$m	$m

Assets
Non-current assets

Property, plant and equipment	6,985	8,097	7,547

Intangible assets	2,712	3,050	3,027

Other investments	256	262	133

Deferred tax assets	1,117	1,218	1,261

	11,070	12,627	11,968

Current assets
Inventories	2,206	3,020	3,022

Trade and other receivables	4,778	4,620	4,187

Other investments	1,624	1,198	3,216

Income tax receivable	183	120	144

Cash and cash equivalents	4,979	4,067	1,024

	13,770	13,025	11,593

Total assets	24,840	25,652	23,561

Liabilities
Current liabilities
Interest bearing loans and borrowings	(90)	(142)	(152)

Trade and other payables	(5,466)	(5,478)	(5,052)

Income tax payable	(1,283)	(967)	(1,354)

	(6,839)	(6,587)	(6,558)

Non-current liabilities
Interest bearing loans and borrowings	(1,111)	(1,127)	(351)

Deferred tax liabilities	(1,112)	(1,328)	(1,491)

Retirement benefit obligations	(1,706)	(1,761)	(1,528)

Provisions	(309)	(266)	(395)

Other payables	(72)	(86)	(63)

	(4, 310)	(4,568)	(3,828)

Total liabilities	(11,149)	(11,155)	(10,386)

Net assets	13,691	14,497	13,175

Equity
Capital and reserves attributable to equity holders of the Company
Share capital	395	411	423

Share premium account	692	550	449

Capital redemption reserve	53	36	23

Merger reserve	433	433	433

Other reserves	1, 345	1,384	1,403

Retained earnings	10,679	11,590	10,355

	13,597	14,404	13,086

Minority equity interests	94	93	89

Total equity	13,691	14,497	13,175

The Summary Financial Statements on pages 37 to 41 were approved by the Board of Directors on 2 February 2006 and were signed on its behalf by:

DAVID R BRENNAN	JONATHAN SYMONDS
Director	Director

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39

CONSOLIDATED CASH FLOW STATEMENT
FOR THE YEAR ENDED 31 DECEMBER

	2005	2004	2003
	$m	$m	$m

Cash flows from operating activities
Profit before tax	6,667	4,844	4,077

Finance income and expense	(165)	(78)	(70)

Profit on sale of interest in joint venture	–	(219)	–

Depreciation and amortisation	1, 327	1,268	1,293

Increase in trade and other receivables	(502)	(207)	(171)

Decrease/(increase) in inventories	596	129	(131)

Increase/(decrease) in trade and other payables	238	11	(430)

Other non-cash movements	220	384	(275)

Cash generated from operations	8, 381	6,132	4,293

Interest paid	(32)	(69)	(39)

Tax paid	(1,606)	(1,246)	(886)

Net cash inflow from operating activities	6,743	4,817	3,368

Cash flows from investing activities
Disposal of business operations	–	355	80

Movement in short term investments and fixed deposits	(491)	1,855	617

Purchase of property, plant and equipment	(810)	(1,063)	(1,282)

Disposal of property, plant and equipment	87	35	38

Purchase of intangible assets	(157)	(215)	(293)

Purchase of non-current asset investments	(12)	(117)	(120)

Interest received	206	119	117

Dividends paid by subsidiaries to minority interests	(5)	(5)	(11)

Dividends received	–	6	2

Net cash (outflow)/inflow from investing activities	(1,182)	970	(852)

Net cash inflow before financing activities	5,561	5,787	2,516

Cash flows from financing activities
Proceeds from issue of share capital	143	102	47

Re-purchase of shares	(3,001)	(2,212)	(1,154)

Loans received	–	746	–

Loan repayment	–	(21)	(345)

Dividends paid	(1,717)	(1,378)	(1,222)

Movement in short term borrowings	3	2	–

Net cash outflow from financing activities	(4,572)	(2,761)	(2,674)

Net increase/(decrease) in cash and cash equivalents in the period	989	3,026	(158)

Cash and cash equivalents at beginning of the period	3,927	872	968

Exchange rate effects	(21)	29	62

Cash and cash equivalents at the end of the period	4,895	3,927	872

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40	AstraZeneca Annual Review 2005

DIVIDENDS

	2005	2004	2003
	Per	Per	Per	2005	2004	2003
	share	share	share	$m	$m	$m

Final, paid 21 March 2005	$0.645	$0.540	$0.470	1,061	914	808

Interim, paid on 19 September 2005	$0.380	$0.295	$0.255	615	494	436

	$1.025	$0.835	$0.725	1,676	1,408	1,244

The second interim dividend, to be confirmed as final, is $0.92 per share and $1,455m in total. This will be payable on 20 March 2006.

On payment of the dividends, exchange losses of $41m (2004 gains of $30m, 2003 gains of $22m) arose. These exchange gains and losses are included in finance expense.

EARNINGS PER SHARE

	2005	2004	2003

Profit for the financial year before exceptional items ($m)	4,706	3,378	3,022

Exceptional items after tax ($m)	–	286	–

Profit for the financial year ($m)	4,706	3,664	3,022

Earnings per Ordinary Share before exceptional items	$2.91	$2.01	$1.77

Earnings per Ordinary Share on exceptional items	–	$0.17	–

Earnings per Ordinary Share	$2.91	$2.18	$1.77

Diluted earnings per Ordinary Share before exceptional items	$2.91	$2.01	$1.77

Diluted earnings per Ordinary Share on exceptional items	–	$0.17	–

Diluted earnings per Ordinary Share	$2.91	$2.18	$1.77

Weighted average number of Ordinary Shares in issue for basic earnings (millions)	1,617	1,673	1,709

Dilutive impact of share options outstanding (millions)	1	2	3

Diluted average number of Ordinary Shares in issue (millions)	1,618	1,675	1,712

There are no options, warrants or rights outstanding in respect of unissued shares except for employee share option schemes. The earnings figures used in the calculations above are unchanged for diluted earnings per Ordinary Share. Earnings per Ordinary Share before exceptional items exclude the effect of two items – the profit after tax on the sale of an interest in a joint venture of $228m and tax relief of $58m in respect of an agreement with the US tax authority to allow a part of the Zoladex settlement recognised in 2002 as deductible.

SUBSEQUENT EVENTS

Subsequent to the year end, the Group has completed the acquisition of KuDOS Pharmaceuticals Limited for $210 million.

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41

DIRECTORS’ EMOLUMENTS IN 2005

The aggregate remuneration, excluding pension contributions and the value of share options and performance share plan awards, paid to or accrued for all Directors and officers of the Company for services in all capacities during the year ended 31 December 2005 was £11 million ($19 million). Remuneration of individual Directors is set out below in sterling and US dollars. All salaries, fees, bonuses and other benefits for Directors are established in sterling, save for David Brennan’s salary, which for 2005 was established in US dollars.

					Bonuses
	Salary and fees £’ 000						Taxable benefits £’000		Other £’000		Total 2005 £’000		Total 2004 £’000		Total 2003 £’000
			Cash		Shares	[6]
Sterling			£’000		£’000

Louis Schweitzer	260		–		–		–		–		260		31	[4]	N/A

Sir Tom McKillop	997		834		417		2		31		2,253		1,411		1,790

David R Brennan	337	[5]	251	[5]	125	[5]	84	[5]	22	[5]	819	[5]	N/A		N/A

John Patterson	469		350		175		7		48		1,049		N/A		N/A

Jonathan Symonds	577		398		199		8		87	[2]	1,269		970		1,071

Sir Peter Bonfield	82		–		–		–		–		82		76		74

John Buchanan	69		–		–		–		–		69		61		53

Jane Henney	57		–		–		–		–		57		54		49

Michele Hooper	49		–		–		–		–		49		43		19	[4]

Joe Jimenez	49		–		–		–		–		49		43		19	[4]

Håkan Mogren	100		–		–		–		–		100		479	[3]	1,246

Erna Möller	57		–		–		–		–		57		54		49

Dame Bridget Ogilvie	57		–		–		–		–		57		54		49

Marcus Wallenberg	49		–		–		–		–		49		46		46

Former Directors

Åke Stavling	–		–		–		–		36	[7]	36	[7]	435	[7]	489

Others	–		–		–		–		–		–		269		305

Total	3,209		1,833		916		101		196		6,255		4,026		5,259

					Bonuses
	Salary and fees £’ 000						Taxable benefits £’000		Other £’000		Total 2005 £’000		Total 2004 £’000		Total 2003 £’000
			Cash		Shares	[6]
Sterling			£’000		£’000

Louis Schweitzer	476		–		–		–		–		476		56	[4]	N/A

Sir Tom McKillop	1,825		1,527		763		4		6	[1]	4,125		2,566		2,886

David R Brennan	617	[5]	459	[5]	230	[5]	154	[5]	39	[5]	1,499	[5]	N/A		N/A

John Patterson	858		640		320		12		88		1,918		N/A		N/A

Jonathan Symonds	1,056		728		364		14		159	[2]	2, 321		1,764		1,726

Sir Peter Bonfield	150		–		–		–		–		150		138		119

John Buchanan	126		–		–		–		–		126		111		86

Jane Henney	104		–		–		–		–		104		98		79

Michele Hooper	90		–		–		–		–		90		78		31	[4]

Joe Jimenez	90		–		–		–		–		90		78		31	[4]

Håkan Mogren	183		–		–		–		–		183		871	[3]	2,008

Erna Möller	104		–		–		–		–		104		98		79

Dame Bridget Ogilvie	104		–		–		–		–		104		98		79

Marcus Wallenberg	90		–		–		–		–		90		84		74

Former Directors

Åke Stavling	–		–		–		–		66	[7]	66	[7]	791	[7]	788

Others	–		–		–		–		–		–		490		492

Total	5,873		3,354		1,677		184		358		11,446		7,321		8,478

[1]	Relates to final payments of relocation allowances. [2] Payment for pension-related tax liabilities. [3] Comprises compensation payment of £450,000 ($818,000) and part year Non-Executive Director’s fee of £29,000 ($53,000). [4] Part year only. [5] Part year only as only appointed as a Director on 14 March 2005. Mr Brennan’s emoluments for the whole of 2005 totalled £916,000 ($1,677,000). [6] These figures represent that portion of the bonus required to be deferred into shares for a three year period. [7] Compensation payment.

In the above tables, salaries have been converted between sterling and US dollars at the average exchange rate for the year in question. These rates were GBP/USD: 0.55 (2005), 0.55 (2004) and 0.62 (2003).

Some Directors and officers were also granted options to subscribe for Ordinary Shares under the Company’s share option plans and awards under the AstraZeneca Performance Share Plan (or, in the case of David Brennan, the AstraZeneca US Executive Performance Share Plan). No Director or officer has a family relationship with any other Director or officer.

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42	AstraZeneca Annual Review 2005

GROUP FINANCIAL RECORD

	2003	2004	2005
For the year ended 31 December	$m	$m	$m

Turnover and profits
Sales	18,849	21,426	23,950

Cost of sales	(4,463)	(5,193)	(5, 356)

Distribution costs	(162)	(177)	(211)

Research and development	(3,012)	(3,467)	(3, 379)

Selling, general and administrative costs	(7,393)	(8,268)	(8,695)

Other operating income	188	226	193

Operating profit	4,007	4,547	6,502

Profit on sale of interest in joint venture	–	219	–

Finance income	381	532	665

Finance expense	(311)	(454)	(500)

Profit before tax	4,077	4,844	6,667

Taxation	(1,033)	(1,161)	(1,943)

Profit for the period	3,044	3,683	4,724

Attributable to:
Equity holders of the Company	3,022	3,664	4,706

Minority interests	22	19	18

Earnings per share
Earnings per $0.25 Ordinary Share before exceptional items	$1.77	$2.01	$2.91

Earnings per $0.25 Ordinary Share (basic)	$1.77	$2.18	$2.91

Earnings per $0.25 Ordinary Share (diluted)	$1.77	$2.18	$2.91

Dividends	$0.725	$0.835	$1.025

Return on sales
Operating profit as a percentage of sales	21.3%	21.2%	27.2%

Ratio of earnings to fixed charges (IFRS)	100.4	93.6	85.6

	2003	2004	2005
At 31 December	$m	$m	$m

Balance sheet
Property, plant and equipment and intangible assets	10,574	11,147	9,697

Other investments	133	262	256

Deferred tax assets	1,261	1,218	1,117

Current assets	11,593	13,025	13,770

Total assets	23,561	25,652	24,840

Current liabilities	(6,558)	(6,587)	(6,839)

Non-current liabilities	(3,828)	(4,568)	(4,310)

Net assets	13,175	14,497	13,691

Capital and reserves attributable to equity holders	13,086	14,404	13,597

Minority equity interests	89	93	94

Total equity and reserves	13,175	14,497	13,691

	2003	2004	2005
For the year ended 31 December	$m	$m	$m

Cash flows
Net cash inflow/(outflow) from:
Operating activities	3,368	4,817	6,743

Investing activities	(852)	970	(1,182)

Financing activities	(2,674)	(2,761)	(4,572)

	(158)	3,026	989

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43

SHAREHOLDER INFORMATION

AstraZeneca	2001	2002	2003	2004	2005

Ordinary Shares in issue – millions
At year end	1,745	1,719	1,693	1,645	1,581

Weighted average for year	1,758	1,733	1,709	1,673	1,617

Stock market price – per $0.25 Ordinary Share
Highest (pence)	3555	3625	2868	2749	2837

Lowest (pence)	2880	1799	1820	1863	1861

At year end (pence)	3098	2220	2680	1889	2829

Percentage analysis at 31 December 2005 of issued share capital
By size of account	2005
No. of shares	%

1 – 250	0.6

251 – 500	0.7

501 – 1,000	1.0

1,001 – 5,000	1.4

5,001 – 10,000	0.2

10,001 – 50,000	1.0

50,001 – 1,000,000	11.9

over 1,000,000†	83.2

Issued share capital	100.0

†	Includes VPC and ADR holdings

At 31 December 2005, AstraZeneca PLC had 148,243 registered holders of 1,580,902,000 Ordinary Shares of $0.25 each. At 31 December 2005, there were approximately 68,000 holders of American Depositary Receipts (ADRs) representing 9.93% of the issued share capital and 162,000 holders of shares held under the VPC Services Agreement representing 22.87% of the issued share capital. The ADRs, each of which is equivalent to one Ordinary Share, are issued by JPMorgan Chase Bank.

2005 DIVIDEND
	$	Pence	SEK	Payment date

First interim dividend	0.38	21.9	2.99	19 September 2005

Second interim dividend	0.92	51.8	7.02	20 March 2006

Total	1.30	73.7	10.01

DIVIDEND PAYMENTS
The record date for the second interim dividend for 2005, payable on 20 March 2006 (in the UK, the US and Sweden), is 10 February 2006. Shares trade ex-dividend on the London and Stockholm Stock Exchanges from 8 February 2006 and ADRs trade ex-dividend on the New York Stock Exchange from the same date. Dividends will normally be paid as follows:

First interim:	Announced in July and paid in September.
Second interim:	Announced in January/February and paid in March.

The record date for the first interim dividend for 2006, payable on 18 September 2006 (in the UK, the US and Sweden), is 11 August 2006.

FINANCIAL CALENDAR 2006

27 April 2006	Annual General Meeting and announcement of first quarter 2006 results

27 July 2006	Announcement of second quarter and half year 2006 results

26 October 2006	Announcement of third quarter and nine months 2006 results

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44	AstraZeneca Annual Review 2005

SHAREHOLDER INFORMATION CONTINUED

SHAREVIEW
AstraZeneca’s shareholders with internet access may visit shareview.co.uk and register their details to create a portfolio. Shareview is a free and secure on-line service from Lloyds TSB Registrars that gives access to shareholdings including balance movements, indicative share prices and information about recent dividends.

SHAREGIFT
AstraZeneca welcomes and values all its shareholders, no matter how many or how few shares they own. However, shareholders who have only a small number of shares whose value makes it uneconomic to sell them, either now or at some stage in the future, may wish to consider donating them to charity through ShareGift, an independent charity share donation scheme. One feature of the scheme is that there is no gain or loss for capital gains tax purposes on gifts of shares through ShareGift and it may now also be possible to obtain income tax relief on the donation. Further information about ShareGift can be found on its website, sharegift.org, or by contacting ShareGift on 020 7337 0501 or at 46 Grosvenor Street, London W1K 3HN. More information about the tax position on gifts of shares to ShareGift can be obtained from HM Revenue & Customs whose website address is hmrc.gov.uk. The share transfer form needed to make a donation may be obtained from the AstraZeneca Registrar, Lloyds TSB Registrars whose address can be found on the back cover of this document. ShareGift is administered by The Orr Mackintosh Foundation, registered charity number 1052686.

THE UNCLAIMED ASSETS REGISTER
AstraZeneca supplies unclaimed dividend data to the Unclaimed Assets Register (UAR) which provides investors who have lost track of shareholdings with an opportunity to search the UAR’s database of unclaimed financial assets on payment of a small, fixed fee.The UAR donates part of the search fee to charity. The UAR can be contacted at Bain House, 16 Connaught Place, London W2 2ES and at uar.co.uk.

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The contents of this AstraZeneca Annual Review are derived wholly and exclusively from the AstraZeneca Annual Report and Form 20-F Information for the financial year ended 31 December 2005 to which the reader is referred for additional analytical information.

TRADE MARKS
Trade marks of the AstraZeneca group of companies appear throughout this document in italics. AstraZeneca, the AstraZeneca logotype and the AstraZeneca symbol are all trade marks of the AstraZeneca group of companies.

USE OF TERMS
In this Annual Review 2005, unless the context otherwise requires, ‘AstraZeneca’, ‘the Group’, ‘the Company’, ‘we’, ‘us’ and ‘our’ refer to AstraZeneca PLC and its consolidated entities.

STATEMENTS OF COMPETITIVE POSITION
Except as otherwise stated, market information in this Annual Review 2005 regarding the position of our business or products relative to its or their competition is based upon published statistical data for the 12 months ended 30 September 2005, obtained from IMS Health, a leading supplier of statistical data to the pharmaceutical industry. Except as otherwise stated, these market share and industry data from IMS Health have been derived by comparing our sales revenue to competitors’ and total market sales revenues for that period.

STATEMENTS OF GROWTH RATES
Except as otherwise stated, growth rates in this Annual Review 2005 are given at constant exchange rates (CER).

ASTRAZENECA WEBSITES
Information on our websites, including astrazeneca.com, astrazenecaclinicaltrials.com and rosuvastatininformation.com, does not form part of this document.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
In order to utilise the ‘safe harbour’ provisions of the US Private Securities Litigation Reform Act 1995, we are providing the following cautionary statement: This Annual Review 2005 contains certain forward-looking statements about AstraZeneca. Although we believe our expectations are based on reasonable assumptions, any forward-looking statements may be influenced by factors that could cause actual outcomes and results to be materially different from those predicted. We identify the forward-looking statements by using the words ‘anticipates’, ‘believes’, ‘expects’, ‘intends’ and similar expressions in such statements. These forward-looking statements are subject to numerous risks and uncertainties. Important factors that could cause actual results to differ materially from those contained in forward-looking statements, certain of which are beyond our control, include, among other things: the loss or expiration of patents, marketing exclusivity or trade marks; exchange rate fluctuations; the risk that R&D will not yield new products that achieve commercial success; the impact of competition, price controls and price reductions; taxation risks; the risk of substantial product liability claims; the impact of any failure by third parties to supply materials or services; the risk of delay to new product launches; the difficulties of obtaining and maintaining governmental approvals for products; the risk of failure to observe ongoing regulatory oversight; the risk that new products do not perform as we expect; and the risk of environmental liabilities.

The paper used in this Review is sourced from sawmill residues, forest thinning and sustainable forests. All mill broke is recycled and accounts for up to 30% of the total fibre content. The pulp is bleached using a chlorine-free (ECF) process. This product meets ISO 9706 requirements.

©AstraZeneca PLC 2 February 2006	Designed by Addison Corporate Marketing Ltd.

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CONTACT INFORMATION

Registered office
and corporate headquarters address
AstraZeneca PLC
15 Stanhope Gate
London W1K 1LN
UK
Tel: +44 (0)20 7304 5000
Fax: +44 (0)20 7304 5151

R&D headquarters address
AstraZeneca AB
R&D Headquarters
SE-151 85 Södertälje
Sweden
Tel: +46 (0)8 553 260 00
Fax: +46 (0)8 553 290 00

Investor relations contacts
UK and Sweden: as above or e-mail
IR@astrazeneca.com
US:
Investor Relations
AstraZeneca Pharmaceuticals LP
1800 Concord Pike
PO Box 15438
Wilmington
DE 19850-5438
US
Tel: +1 (302) 886 3000
Fax: +1 (302) 886 2972

Registrar and transfer office
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex
BN99 6DA
UK
Tel (freephone in the UK): 0800 389 1580
Tel (outside the UK): +44 121 415 7033

Swedish securities registration centre
VPC AB
PO Box 7822
SE-103 97 Stockholm
Sweden
Tel: +46 (0)8 402 9000

US depositary
JPMorgan Chase Bank
JPMorgan Service Center
PO Box 3408
South Hackensack
NJ 07606-3408
US
Tel (toll free in the US): 888 697 8018
Tel (outside the US): +1 (201) 680 6630

ASTRAZENECA.COM

Item 2

Corporate Responsibility Summary Report 2005

TURNING
WORDS
INTO
ACTIONS

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ASTRAZENECA IS ONE OF THE WORLD’S LEADING
PHARMACEUTICAL COMPANIES, WITH A BROAD RANGE
OF MEDICINES DESIGNED TO FIGHT DISEASE IN IMPORTANT
AREAS OF HEALTHCARE. BACKED BY STRONG SCIENCE AND
WIDE-RANGING COMMERCIAL SKILLS, WE ARE COMMITTED
TO SUSTAINABLE DEVELOPMENT OF OUR BUSINESS AND
THE DELIVERY OF A FLOW OF NEW MEDICINES THAT BRING
BENEFIT FOR PATIENTS AND ADD VALUE FOR WIDER SOCIETY.

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1

We know that how we do business,
as well as what we do, is important
to our reputation among stakeholders
and wider society. Maintaining their
trust and confidence in AstraZeneca
as a responsible company means
ensuring that wherever we have a
presence or an impact, we live up
to our publicly stated standards of
ethical behaviour.

This Corporate Responsibility (CR)
Summary Report is designed
to capture the main points of our
approach to managing this challenge
and to provide a brief overview of
our 2005 performance against our
priority objectives.

Detailed statistics and further information about our CR performance, policies and principles are available on our website, which is updated throughout the year.

Visit astrazeneca.com/responsibility

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2	AstraZeneca CR Summary Report 2005
For further information visit astrazeneca.com/responsibility

“Only by working responsibly can we earn the trust and confidence that makes such a vital contribution to our corporate reputation and our licence to do business from stakeholders and wider society.”

OUR CORE VALUES:

> INTEGRITY AND HIGH ETHICAL STANDARDS

> RESPECT FOR THE INDIVIDUAL AND DIVERSITY

> OPENNESS, HONESTY,TRUST AND SUPPORT FOR EACH OTHER

> LEADERSHIP BY EXAMPLE AT ALL LEVELS

The 65,000 employees of
AstraZeneca are dedicated to
providing medicines that improve
health and quality of life worldwide.

Making a difference in the lives of patients is the glue that holds us together wherever we are located. And it is through the successful introduction of medicines which help in the fight against disease that we reward our shareholders, pension funds and other institutional investors as well as supporting the economic development of the communities around us.

We believe that what we do is important. We also believe that how we do it is just as important. Only by working responsibly can we earn the trust and confidence that makes such a vital contribution to our corporate reputation and our licence to do business from stakeholders and wider society.

AstraZeneca operates in an increasingly challenging business environment, and ours is a high performance culture that requires all of us in the Company to make our best contribution to business success. We are determined that our corporate responsibility is consistently given appropriate consideration and that we continue to live up to our core values through thick and thin. Key to this is ensuring that everyone understands what is expected of them and that they are accountable for their own actions. We are making progress in building that understanding and driving the integration of CR considerations into everyday thinking, at all levels. As part of this, all employees are now required to have, as a minimum, a performance objective that reflects the need to ensure compliance with relevant AstraZeneca CR-related policies as part of their core role.

Each quarter we ask a random sample of employees for their views on a range of business practices including our approach to corporate responsibility. During 2005, the results of these pulse surveys, which are discussed at the regular meetings of our Global CR Committee, showed a consistently good understanding of CR among employees and strong familiarity with the Company’s Code of Conduct. They also provided constructive suggestions for improving leadership roles in the continued delivery of our CR agenda.

Effective leadership is critical to delivery of our CR objectives and we continue to support our leaders with learning opportunities and tools for communicating with their teams to build awareness and understanding of what CR means in practice. During 2005, some 245 of our top managers were involved in leadership development programmes that included CR.

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OUR COMMITMENT	3

GROUP CR POLICY

We have national CR committees and management frameworks in place in the US, the UK and Sweden, where more than 60% of our employees are located. Elsewhere in the world, CR continues to be integrated into leadership team agendas and interpreted at a local level.

We have more work to do to improve how we gather information about our CR-related activities across the organisation and during the year, we began the process of developing a common platform for formally capturing local information at a global level.

In today’s demanding world, it is important to me that we continue to provide a healthy, safe and energising work environment for our people and I am pleased to report that we are widely recognised as a good employer with high standards of employment practice.

The Board, in its annual review of safety, health and environmental issues, specifically reviewed progress on targets set in previous years as well as agreeing challenging new targets for the next five years. Success in exceeding our health and wellbeing targets, and achieving most of our environmental targets set in 2002, was tempered by the disappointment of our failure to meet our targeted reduction in the rate of accidents with serious injury. However, we did achieve a substantial reduction of 26% and we are now building on our existing safety programmes to support future improvement in this area.

We know that establishing targets is in itself not sufficient to deliver sustained performance improvements. Only through the continued identification of appropriate actions and the clear allocation of management responsibilities for their delivery can such improvements be achieved. This Report describes our performance against targets set in earlier years; introduces new targets and details the key performance indicators against which we measure our progress.

Approximately one third of AstraZeneca’s employees worldwide are engaged in the promotion and detailing of information on our medicines to doctors and specialists. Their work is governed by our own Code of Sales and Marketing Practice as well as relevant external national and international codes. We are committed to driving high standards in these activities, and have introduced a new key performance indicator by which to measure our progress – namely, the number of confirmed cases where AstraZeneca has been ruled to have breached external regulations or codes of sales and marketing practice. Any breach is treated seriously and appropriate actions are taken by management to prevent repetition. By publishing the number of confirmed breaches, we have made public a global benchmark against which we can be judged over time on our commitment to responsible sales and marketing practice.

Sales and marketing practice is one of the areas in which the pharmaceutical industry is increasingly under public scrutiny. Other aspects of our business that affect or concern society today include the safety of medicines, access to healthcare and pre-clinical and clinical research practices. In this year’s Report, we have set out to communicate more information about our approach in these areas, in line with our commitment to transparency and openness, and with a view to building a better understanding of what is required to get life changing medicines to patients that also add value for shareholders and wider society.

For the second year running, we have sought independent assurance of the information contained in the Report. This year, the process was extended to include visits to our operations in the US and India, to enable the external assurance team to assess the validity of our corporate statements about a global commitment to CR. You can read their assurance statement on page 36.

AstraZeneca is once again listed in the 2006 Dow Jones Sustainability World Index and we continue to receive widespread recognition in the communities in which we operate for our responsible approach to business. What perhaps is not so well recognised is the benefits that our medicines and our presence bring to patients and wider society. I am determined that they should be, so that the full value of AstraZeneca’s contribution is better understood by our stakeholders and those who influence them •

DAVID R BRENNAN
Chief Executive Officer
February 2006

Through the innovation of new medicines, AstraZeneca improves human health and enhances people’s lives. Our activities affect not just the patients we serve and our investors, but also our employees and society as a whole.

Our reputation and continued long term success depend on our ability to integrate successfully our financial obligations with our social and environmental responsibilities. In so doing, we will maintain the trust and confidence of our stakeholders and continue to be a company that is welcomed by society and for which our employees are proud to work.

AstraZeneca aims to set, promote and maintain high standards of corporate responsibility worldwide, in line with our core values and consistent with our publicly declared codes of conduct, which will ensure that:

>	Patient benefit and safety continue to be the core priority.

>	Safety, health and environmental issues remain a fundamental Company consideration.

>	The individuality, diverse talent and creative potential that every employee brings to the business are fully valued and respected.

>	We maintain high ethical standards in our research and development of new medicines.

>	We maintain high ethical standards of sales and marketing practices in all countries of operation.

>	We make a positive contribution to the communities in which we operate.

>	As a minimum, we meet national and international regulations.

>	Our CR commitments are expanded by encouraging our suppliers to embrace standards similar to our own.

>	New and emerging issues relating to CR are dealt with appropriately and effectively.

We will be transparent in our communications about the work we are doing to meet these commitments and drive continuous improvement in our CR performance.

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4	AstraZeneca CR Summary Report 2005For
further information visit astrazeneca.com/responsibility

CORPORATE RESPONSIBILITY PRIORITY ACTION PLAN

ISSUE	OBJECTIVE	ACTION PLAN

Integration of CR into	CR considerations are included in all relevant	Continued integration of CR into personal performance objectives.
all our activities	strategies and decisions.	Continued internal communication of policies, framework, standards and guidelines.
Continued local implementation.
Continued integration of CR into learning and development programmes.
Continued sampling of employee understanding and opinion.

Corporate	Application of highest ethical standards in all	Continued communication of revised Code of Conduct including the procedure for
governance and	dealings with stakeholders.	reporting concerns.
compliance	Global consistency of implementation of CR	Continued development of audit processes to include CR.
	standards including all new governance laws	Continued global auditing.
and regulations.

Patient safety	Patient safety continues to be a fundamental	Continued focus on drug safety throughout discovery, development, launch and
	Company consideration for all our medicines,	marketing of each of our products.
	throughout their lifecyles.	Continued communication to build understanding of the benefits and risks associated with all medicines.

Sales and marketing	High ethical standards of sales and marketing	Ongoing training of sales and marketing staff.
	practice in all countries of operation.	Ongoing monitoring and review of compliance.

Access to medicines,including diseases of the developing world	Access to medicines considered when defining pricing and market access strategies for new brands. In the developing world, apply our skills and experience to helping to improve healthcare delivery in a sustainable way.	Continued communication of our framework for considering access.
Continued monitoring of local alignment with global principles.
Apply our skills in infection research to finding a new treatment for TB.
Continued discussions with relevant external organisations regarding development and delivery.

Animal research	Use the minimum number of animals to achieve our scientific objectives. Maximise the use of non-animal methods in drug discovery. Enhance the welfare of those animals we haveto use.	Annual site improvement plans covering animal welfare and the replacement, reduction and refinement (3Rs) of animal use at all AstraZeneca sites using animals.
Formal programme of animal welfare inspections of sites where studies conducted by, or on behalf of, AstraZeneca.

Clinical trials	Our clinical trial programmes continue to be safe, well-designed and appropriate wherever they take place. Open communication of appropriate data.	Maintenance of consistent ethical standards worldwide, in line with our global policy requirements.Continued updating of AstraZeneca’s public global clinical trials website with latest information.

Human rights	We consistently live up to our core values and our commitment to the principles of the UN Declaration of Human Rights worldwide.	Establish a means of collecting human resources data on a consistent global basis. Establish KPI based on the planned areas of data collection.

Diversity and inclusion	Diversity and inclusion is appropriately supported in our global workforce and reflected in our leadership, and integrated into business and people strategies.	Build diversity and inclusion into business performance management.
Focus on minimum standards including talent management, staffing, performancereview and reward, and learning and development.
Establish a means of collecting human resources data on a consistent global basisand monitor progress.

Driver safety	Promote the safety of all those that drive on	Continued implementation of driver safety programmes worldwide with a particular
	Company business.	focus on areas of greatest driving activity.

Climate change	Minimise the impact of our business	Further substantial efforts to be made to produce by 2010 an absolute reduction
	activities worldwide.	of 11% in global warming emissions from all sources other than pMDIs.
Our target is to ensure that our emissions from all sources in 2010, including releases from the use of pMDI products, will be no greater than they were in 2000 and 40% less than they were in 1990.

Pharmaceuticals in the environment	Continue to refine our understanding of how products interact with the environment and pursue opportunities to reduce or eliminate potential adverse impacts.	Continue to work both independently and in collaboration with other organisations to advance research in this area, particularly with regard to environmental toxicity.
Pursue site-specific opportunities to minimise the amount of product lost to waste water during manufacturing activities.

Suppliers	Encourage our suppliers to embrace CR standards similar to our own and work with them to share best practice and help them to improve, if appropriate.	Continue to include CR in our global purchasing category management processes.
In addition to the US, the UK and Sweden, the CR in Purchasing Guideline to be implemented in other countries where we have major marketing, manufacturing or research activities. These will include Japan, China, India, Mexico, Canada and Puerto Rico as well as more countries in Europe.

This year, we have included Patient Safety, Climate Change and Driver Safety in the Plan and removed the broader Safety, Health and Environmental objectives, included in previous years. This does not reflect a diminishing effort in these areas, but for this Plan to be meaningful, we believe it should be used to communicate (both internally and externally) the highest priority issues for the year.

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OUR PRIORITIES	5

KPI (WHERE APPROPRIATE)	2005 PERFORMANCE AGAIN EST KPI AND WHERE TO FIND MORE DETAILS

Two yearly global employee survey plus ad hoc ‘pulse’ surveys.	Next employee survey 2006. For ad hoc ‘pulse’ survey highlights, see page 30.
Number of leaders involved in CR training.	245 leaders involved in CR training in 2005. See page 29.

Number of audits conducted including CR.	18 Internal Facility Audits conducted.
See page 31.

Establishing KPIs is difficult in this area where the safety of any medicine has to be evaluated in terms of its benefit/risk profile. Our commitment to minimising the risks and maximising the benefits of our medicines is integrated into everything we do, and as part of this we continue to communicate to regulatory authorities in a timely manner any adverse effects made known to us after a medicine is launched.	See page 8.

Number of local AstraZeneca codes in place.	All national companies have up to date, relevant codes.
Number of confirmed breaches of external regulations or codes.	56 breaches across 54 countries surveyed.
See page 9.

Candidate drug identified for development as a new TB treatment (target 2007/8).	KPI target date revised. See pages 10 and 16.

Number of animals used.	Approximately 254,000 used in-house and 13,000 used by external contractors.
Percentage of sites with approved improvement plans (target 100%).	100% sites with approved plans.
Percentage of sites demonstrating positive progress against their improvement plans (target 100%).	100% sites demonstrating positive progress. 100% of scheduled internal inspections completed.
Percentage of scheduled internal peer review inspections completed (target 100%).	80% of planned external contractor inspections completed.
Percentage of planned external contractor inspections completed (target 100%).	See page 14.

Percentage of ongoing hypothesis-driven clinical trials disclosed through AstraZeneca’s website and the US National Library of Medicine’s website.	100%.
Percentage of disclosed data on hypothesis-driven global clinical trials of all major products.	100%. Trials data for 100% of products approved since the Company was formed in 1999 publicly available. 2005 KPI achieved. See page 15.

KPI under discussion, based on planned areas of data collection.	See page 19.

Percentage of women at senior levels. Further KPI under discussion.	22% of the 88 managers reporting to the Senior Executive Team are women. See page 21.

Number of accidents per million kilometres driven by marketing company employees (new KPI established for 2006 implementation).	See page 20.

Total emissions of greenhouse gases (million tonnes).	Emissions of greenhouse gases reduced by 15% by end of 2005, exceeding the improvement target of 10%.
See page 24.

Whilst scientific knowledge continues to advance, we believe it is too early to be able to establish a meaningful KPI in this area of long term research.	See page 25.

CR referenced in all category plans.	CR being included in the roll-out of our new category management processes.
CR referenced in all new contracts and master agreements generated from the countries in the action plan by the end of 2006.	CR now included in all new contracts and master agreements generated in the US, the UK and Sweden.See page 32.

Further details about our CR performance, policies and principles are available on our website, which is updated throughout the year.

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6	AstraZeneca CR Summary Report 2005
For further information visit astrazeneca.com/responsibility

MAKING MEDICINES THE PRIORITY AT ASTRAZENECA,WE CONSIDER THE VALUE OF OUR MEDICINES TO PATIENTS AND SOCIETY TO BE AT THE CORE OF OUR CORPORATE RESPONSIBILITY EFFORT

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OUR MEDICINES	7

Our skills and resources are focused
on fighting disease in important
areas of medical need, such as
cancer, heart disease, gastrointestinal
disorders, respiratory conditions,
problems associated with the central
nervous system, and infection.
Our medicines are designed to
bring benefit for patients and for
those who treat them. They also
add value for wider society, helping
to create wealth and contributing to
the economic development of the
communities we serve.

Here we address some of the issues
relating to medicines that affect or
concern society today. For more
information about these and other
areas of our corporate responsibility,
please visit our website.

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8	AstraZeneca CR Summary Report 2005
For further information visit astrazeneca.com/responsibility

PATIENT SAFETY

>	THE SAFETY OF THE PATIENTS WHO TAKE OUR MEDICINES IS A FUNDAMENTAL PRIORITY

>	THE SAFETY OF ANY MEDICINE HAS TO BE EVALUATED IN TERMS OF ITS BENEFIT/RISK PROFILE

>	WE AIM TO MINIMISE THE RISKS AND MAXIMISE THE BENEFITS OF OUR MEDICINES THROUGHOUT THEIR LIFECYCLE

>	WE HAVE A GLOBAL NETWORK OF SPECIALISTS DEDICATED TO ENSURING WE DELIVER OUR COMMITMENT TO PATIENT SAFETY

>	WE ARE COMMITTED TO OPEN AND CLEAR COMMUNICATION

At AstraZeneca, the safety of the patients who take our medicines has always been a fundamental priority. In addition to the information available on our website, we are now including patient safety in this printed Summary Report for the first time, to enable us to share more widely the details of what our overarching commitment means in practice.

Ideally, a medicine would target only the disease that it is meant to treat and would not have any other effect. In reality, however, despite the best efforts of scientists, such a medicine does not yet exist and all medicines have possible side effects that some patients might experience. The benefits of a medicine must therefore be weighed against its side effects and the acceptable level of risk decided upon – by the company developing the therapy, by the regulators who approve it for marketing and ultimately by healthcare professionals, in consultation with their patients. The level of risk that is considered acceptable will depend, among other things, on the type of disease being treated – for example, in treating life-threatening diseases such as cancer, potentially serious side effects may be judged acceptable because of the desired beneficial effect of the medicine in saving or extending life. It also depends on an individual patient’s ability to tolerate a particular medicine and to comply with a treatment regime. The risks associated with alternative treatments, or no treatment at all, are also important considerations.

We aim to minimise the risks and maximise the benefits of each of our medicines – starting with our discovery of a potential new medicine and continuing throughout the medicine’s lifecycle.

From discovery to launch
In discovery research, thousands of compounds are investigated for their potential to become a new medicine. Only a small number succeed because of the demanding criteria of the ongoing selection process, which centres on safety and how the medicine works. We aim to eliminate candidate medicines with potentially unacceptable benefit/risk profiles as early as possible.

In pre-clinical development, safety data from animal studies are required by regulatory authorities around the world before permission is granted to begin testing a potential new medicine in humans (clinical development). Drug safety is a core focus of all our clinical studies and safety data are collected and continuously evaluated throughout clinical development. (See pages 14 and 15 for more information about our animal research and clinical trials.)

Once we have satisfied ourselves that a new medicine has an acceptable benefit/risk profile, we submit comprehensive information, including clinical trial data, to the regulatory authorities responsible for approving medicines in each country. Approval for marketing will only be granted if, after rigorous review of our submissions, the authorities decide that a medicine’s benefits in treating a particular disease outweigh its risks.

Continuous assessment
After launch, we actively monitor the use of all our medicines to ensure that we become aware of any side effects not identified during the development process.

Clinical trials, although extensive, cannot replicate the complete range of patient circumstances that exist among much larger and more diverse patient populations. Rare side effects can often only be identified after a medicine has been launched and used in far greater numbers of patients and over longer periods of time.

We have comprehensive and rigorous systems in place for detecting and rapidly evaluating such effects, including mechanisms for highlighting those that require immediate attention. We also strive to identify whether particular types of patients may be more susceptible to the risks associated with a particular treatment, and what the early indicators of this might be, so that side effects can be avoided or minimised in these patients.

Gathering information
Information regarding possible side effects comes into AstraZeneca through a number of different sources, including healthcare professionals, patients, medical journals, our own ongoing clinical trials, and from regulatory agencies, who also monitor the use of medicines on the market. Whilst we make comprehensive efforts to collect all available information, not all side effects that occur are necessarily reported to us – for example, those that are not easily linked to the treatment.

We have a dedicated global safety database, where information is gathered and made available to all those responsible for drug safety in AstraZeneca, and for reporting to regulatory agencies. If information received suggests a change in a benefit/risk profile, actions taken can include further clinical trials, modifying the prescribing information, and communicating with healthcare professionals and others who need to know of the change. In certain situations, it may be appropriate to stop an ongoing clinical trial or withdraw a product from the market.

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OUR MEDICINES	9

SALES AND MARKETING PRACTICE

Dedicated drug safety resources
We have an experienced, in-house team of over 500 clinical drug safety professionals working across AstraZeneca and dedicated to the task of ensuring that we meet our commitment to drug safety throughout the processes described above. Each of our products (whether in development or on the market) has an assigned global drug safety physician who, supported by a team of drug safety scientists, is responsible for that product’s continuous safety surveillance. Drug safety managers in each of our national companies have local responsibility for product safety within their respective countries.

Clear and open communication
As part of the approval process, we work with regulators to develop prescribing information that provides healthcare professionals with the benefit/risk information they need to make prescribing decisions, including indications for use, dosing recommendations and what side effects might be experienced. We also make information available, as appropriate, to patients about our medicines and how they should be taken. Feedback mechanisms are built into our communications because, as described earlier, information about how our medicines are working on a day-to-day basis is crucial to meeting our commitment to patient safety.

Combating counterfeit medicines
Ensuring the security of our medicines throughout their manufacturing and supply is another critical aspect of our commitment to patient safety. As part of this, we are working to combat the growing problem of counterfeit medicines that have the potential to affect the health and wellbeing of millions of people worldwide. The World Health Organization and the US Food and Drug Administration estimate that 5-10% of medicines worldwide are counterfeit with recent reports indicating that up to 30% of drugs in Southeast Asia and China may be counterfeit.

AstraZeneca has a range of activities focused on protecting patients, including the use of technologies that make copying our products more difficult for counterfeiters and operating surveillance of market and supply chain activities to identify potential counterfeiting operations. We take rapid action when counterfeit AstraZeneca products are suspected, working with the relevant regulators, healthcare professionals, distributors, law enforcement agencies and other organisations to ensure patient interests are protected. We continue to explore further measures for combating counterfeit medicines and will develop the most effective of these •

> WE AIM TO COMMUNICATE INFORMATION ABOUT OUR MEDICINES IN AN EFFECTIVE AND
PROPER MANNER WORLDWIDE

> EACH OF OUR MARKETING COMPANIES HAS A NATIONAL CODE OF PRACTICE, BASED ON OUR
OWN GLOBAL CODE AND ON ALL RELEVANT EXTERNAL GLOBAL AND NATIONAL REGULATIONS

> WE RECENTLY REVIEWED AND STRENGTHENED OUR GUIDANCE ON COMPLIANCE REPORTING

> THE REPORTED NUMBER OF CONFIRMED EXTERNAL CODE BREACHES IN 2005 (56 ACROSS 54
COUNTRIES SURVEYED) PROVIDES A BENCHMARK FOR MEASURING FUTURE PERFORMANCE

During the year, a workshop in China focused on providing guidance for our Asia Pacific sales forces on the high standards of ethical practice required in the sales and marketing of our medicines as we drive business growth in this increasingly important region. The session included representatives from Taiwan, Malaysia, Korea and the Philippines and speakers from Australia and the Philippines as well as China.

We use a wide variety of
communication channels, ranging
from traditional face-to-face contact
through professional and highly
trained sales representatives, to the
internet, which plays an increasingly
important role in informing doctors,
pharmacists and others about
AstraZeneca’s medicines.

controls in sales and marketing, finance, IT and human resources. You can read more about this on page 31.

We recently developed more meaningful global monitoring criteria that take account of the different national regulatory environments. We did this by reviewing and strengthening our guidance on the reporting of confirmed breaches of sales and marketing codes, including externally driven complaints and incidents identified through internal procedures or by individual employees.

In 2005, we piloted a new global Key Performance Indicator – the number of cases of confirmed breaches of codes or regulations ruled by external bodies. We identified a total of 56 such cases across the 54 countries surveyed. In addition there were some cases, while not confirmed breaches, where regulatory authorities raised concerns with us and we took appropriate steps to address those concerns. The different national external frameworks for regulation of sales and marketing practices create a challenge in interpreting this performance indicator. Nevertheless, our KPI provides an initial benchmark against which to measure our performance in future years. We can also gain useful information by examining the number of breaches relative to the size of our promotional activities in each country and also relative to other companies’ performance where such data are made public by the authorities •

Whatever the channel, we are committed to delivering high standards of ethical practice in all our communications worldwide.

In early 2005, we completed a project conducted to ensure that all our marketing companies have national codes of practice in place that are in line with our own global Code of Sales and Marketing Practice and at least as restrictive as all relevant external codes. We include the requirement for a national compliance committee to monitor performance in each of our markets. Information concerning instances where our practices are not up to the standards required is collected through our continuous compliance reporting process and reviewed by senior management and, as appropriate, by the AstraZeneca Board.

This work is supported by internal audit of our marketing companies and, during 2005/6, we commissioned an external audit to provide an independent review of our governance

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10	AstraZeneca CR Summary Report 2005
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ACCESS TO MEDICINES

> THE PRICE OF OUR MEDICINES AIMS TO REFLECT THEIR OVERALL VALUE TO PATIENTS AND
SOCIETY, AND TO TAKE ACCOUNT OF OUR DUTY AS A PUBLICLY OWNED COMPANY TO DELIVER
VALUE TO SHAREHOLDERS

> WE HAVE GLOBAL GUIDELINES ON HOW PATIENT ACCESS SHOULD BE CONSIDERED BEFORE
AND AFTER LAUNCH OF A NEW MEDICINE

> OUR MARKETED MEDICINES ARE NOT FOR TREATING THE MOST SIGNIFICANT HEALTHCARE
PROBLEMS FACING THE DEVELOPING WORLD TODAY

> WE BELIEVE THE BEST WAY WE CAN HELP IS BY LEVERAGING OUR SKILLS AND EXPERIENCE
TO IMPROVE HEALTHCARE DELIVERY IN A SUSTAINABLE WAY

There is a growing demand for healthcare. People are living longer, populations are increasing and the new emerging economies are expanding the number of patients who can benefit from medicines.

Pricing
Medicines usually represent only 10% to 20% of a country’s total expenditure on healthcare. Nevertheless, the growing demand for healthcare worldwide, means more and more pressure on budgets for governments and others who pay for healthcare. AstraZeneca has to manage the associated downward pressure on the price of our products whilst continuing to invest in the research, development, manufacturing and marketing of medicines that make a difference.

When setting the price of a medicine, we aim to reflect its full value to patients, to those who pay for healthcare and to society in general. Our pricing also takes account of the fact that, as a publicly owned company, we have a duty to ensure that we continue to deliver a return on investment for our shareholders. We balance many different factors, including ensuring appropriate patient access, in our global pricing policy, which provides the framework for optimising the profitability of our products in a sustainable way.

Each of our development products is reviewed in relation to pricing and patient access, so that plans can be put in place early for medicines that may be regarded as critical to meeting healthcare needs – either because they address diseases prevalent in developing countries or because they are potentially a leading or unique product in their class, addressing an unmet clinical need and offering significant patient benefit in a serious or life threatening condition. In these circumstances, we aim to provide patient access to these medicines through charitable donation, expanded access programmes or by differential pricing (provided that safeguards are in place to ensure differentially priced products are not diverted from patients who need them, to be sold and used in more affluent markets).

A corporate guideline provides information for our global product teams on how access should be considered both during development and after launch of new medicines. Published in 2004 and initially targeted at our cancer and infection therapy areas, the guideline was broadened to include our other therapy areas during 2005. Because the successful introduction of this guideline has provided a consistent framework for managers to incorporate market access thinking across all our global product strategies, the specific role of Access to Medicines Director was recently discontinued.

In the developing world
In the developing world, access to healthcare is dependent on a functional healthcare system, the availability of trained healthcare staff and effective supply and distribution mechanisms, as well as the availability of appropriate medicines. We believe AstraZeneca can best help by applying our skills and experience to helping to improve healthcare delivery in a sustainable way.

Dedicated research Our marketed medicines are not relevant to the treatment of HIV/AIDS, malaria and tuberculosis – the most significant healthcare problems that the developing world is facing today. Based on our experience and skills in infection research, we believe the most important contribution that AstraZeneca can make is to discover candidate drugs for the treatment of tuberculosis. We have a dedicated research facility in Bangalore, India, focused on this effort, and you can read more about this commitment on page 16.

Strengthening local capability In the developing world, product donation programmes alone are not always effective, particularly where public health systems may not be robust enough to ensure that medicines are used to full benefit as part of overall healthcare management. To explore how we might help in this challenge, AstraZeneca has begun a pilot project in Ethiopia that is designed to build local capability in managing breast cancer – the second most common cancer among young women in that country. Ethiopia has only one cancer specialist for the entire population; there is no mammography; no easy access to chemotherapy or hormonal agents; no cancer screening and no national treatment protocol. In its first year, the programme focused on strengthening diagnosis and treatment capabilities at Tikur Anbessa University Hospital in Addis Ababa (where the country’s oncologist is based). This included the provision of a mammography machine, the introduction of receptor tests, and the development of guidelines for diagnosis, treatment and palliative care. AstraZeneca’s breast cancer medicines are also being made available. This is the first project of its kind for us and is still only in its early stages. We plan to run the pilot for three years to enable meaningful evaluation of its impact. If successful, we hope that it will provide a model that can be replicated in other countries and other disease areas.

Intellectual property protection

Patents enable information on inventions to be made widely available and are important incentives for the continued innovation that drives society’s progress. In the case of pharmaceutical innovation, the vast majority of new medicines come from the research-based pharmaceutical industry – no one else has the right combination of skills, experience and resources to deliver real advances in this area.

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OUR MEDICINES	11

The path to a new medicine is a long, complex, expensive and risky process. It can take up to 15 years of discovery and development involving highly skilled scientists and state-of-the-art equipment and technologies. Many thousands of compounds are investigated to identify those with the highest potential to become a new medicine (known as candidate drugs). Only a very few will make it to market. Typically, over $800 million is invested before the first dollar of sales is realised.

We usually file for patent protection early in the research and development process of a potential new medicine. This means that at the time a new medicine is launched, we normally have between 8 and 15 years of protection left before other companies can begin selling cheaper generic versions (at lower costs because they do not need to bear the high costs of research that we do). As a research-based company, we therefore rigorously defend our legitimate intellectual property rights because they allow us time to generate the revenue we need to continue our investment in providing medicines for important areas of healthcare.

Patents do not create a monopoly for treating a disease – other manufacturers are able to develop a different medicine to treat the same condition. Also, patents are limited in time and after their expiry, competitors (both innovative and generic) can legitimately market the same product. Because patents require the disclosure and publication of information about the patented medicine, they can stimulate competition to innovate improved alternatives that expand the range of treatment options –which is important because patients respond differently to different therapies.

Compulsory licensing
Compulsory licensing (the waiving of patent rights to allow patented medicines to be manufactured by other parties) is increasingly being included in the access to medicines debate.

AstraZeneca supports the appropriate use of compulsory licensing as implemented by the World Trade Organisation (WTO) in December 2005 following the agreement reached in August 2003. This enables developing countries with no domestic manufacturing capability to import copies of patented medicines to treat diseases such as HIV/AIDS, malaria and tuberculosis in a public health emergency. We believe that this should apply only when other ways of meeting the emergency needs have been considered and where healthcare frameworks and safeguards to prevent diversion are in place to ensure thatthe medicines reach those that need them •

SUPPORTING ECONOMIC DEVELOPMENT

>	OUR MEDICINES HAVE ECONOMIC AS WELL AS THERAPEUTIC ADVANTAGES, HELPING TO RELIEVE THE GROWING PRESSURE ON HEALTHCARE BUDGETS

>	OUR BUSINESS ACTIVITIES ALSO CONTRIBUTE TO THE ECONOMIC DEVELOPMENT OF THE COMMUNITIES AND THE COUNTRIES IN WHICH WE OPERATE

>	OUR GROWING PRESENCE IN EMERGING MARKETS ALSO BRINGS ECONOMIC AS WELL AS HEALTH BENEFITS

In our discussions with those
who pay for healthcare, we include
explanation of the economic as
well as the therapeutic advantages
of our products to ensure the full
benefits and value of our medicines
are understood.

Effective treatments can help to save healthcare costs by reducing the need for more expensive care, such as hospital stays or surgery. There are productivity benefits too. The use of innovative medicines that reduce the incidence of disease, or enable better disease management, means less time off work or away from school or other daily activities – helping patients to lead normal, productive lives as active members of their communities.

For example, a study published in the US Journal of Clinical Psychiatry in 2003, showed that the cost of treating a depressed person fell throughout the 1990s, largely because of a switch from hospitalisation to medication. The study found that per-patient spending on depression fell by 19% over the course of the decade. Another US study, published in the Archives of Internal Medicine in 1998, evaluated the effect of migraine treatment on productivity, and found that more than 50% of workers who received a medication for a migraine attack returned to work within two hours, compared with 9% of workers who received a placebo.

Our business activities also contribute to economic development through local employment and wages, taxes, community support and the purchase of materials and services that are sourced locally and nationally.

During 2005, we conducted a study of AstraZeneca’s impact on the UK economy to demonstrate the Company’s positive contribution to UK competitiveness. Headlines from the study, carried out by independent economists, showed that AstraZeneca:

	>	Supports 37,800 jobs in the UK economy through direct employment and supplier impacts – which is the equivalent to one in every 700 employees in the UK.
	>	Represents £1.5 billion ($2.6 billion) GVA (Gross Value Added1) of total positive economic impact in the UK.
	>	Spends £1 in every £20 of total business R&D in the UK, making a major contributionto the country’s innovation and knowledge capital.

We continue to expand our business and our presence in emerging economies, such as China and Mexico. This includes investments in facilities, collaborations with local partners, clinical trials and purchasing from local suppliers as well as employing people from the local community. As we do so, we bring economic benefits as well as the health benefits that arise from the marketing of our products in these regions •
	[1]	Gross Value Added generated by AstraZeneca has been calculated as the sum of profits before tax, employment costs, depreciation and amortisation

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12	AstraZeneca CR Summary Report 2005
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OUR RESEARCH	13

FIGHTING DISEASE WITH INNOVATION

IN OUR SEARCH FOR NEW MEDICINES,WE ARE COMMITTED TO INNOVATIVE SCIENTIFIC STUDIES OF THE HIGHEST QUALITY, CONDUCTED TO THE HIGHEST ETHICAL STANDARDS

Our research is conducted in
accordance with all relevant national
and international legislation,
regulations and guidelines, as
required by our Code of Conduct.
In addition, our commitment to
delivering high ethical standards
is broadened and strengthened by
the guiding principles outlined in our
Bioethics Policy. Where appropriate,
these high level principles are
supported by detailed standards
that are communicated internally
to ensure we continue to live up
to our commitment.

Here we address some of the issues
relating to research that affect or
concern society today. For more
information about these and other
areas of our corporate responsibility,
please visit our website.

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14	AstraZeneca CR Summary Report 2005
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ANIMAL RESEARCH

>	ANIMAL STUDIES PROVIDE ESSENTIAL
INFORMATION NOT AVAILABLE THROUGH
OTHER METHODS

>	THE WELFARE OF THE ANIMALS WE USE
IS A TOP PRIORITY

>	WE AIM TO REPLACE, REDUCE AND REFINE
OUR USE OF ANIMALS

>	DURING 2005, EACH OF OUR ANIMAL
RESEARCH SITES DEVELOPED AN ANNUAL
IMPROVEMENT PLAN, AGAINST WHICH
PERFORMANCE IS MEASURED

>	IN 2005 WE USED 254,000 ANIMALS
IN-HOUSE AND 13,000 WERE USED
BY EXTERNAL CONTRACTORS

Wherever possible in our research
we use non-animal methods such
as cell culture, computer modelling
and high throughput screening that
eliminate the need to use animals
early in drug development, or
reduce the number needed.

However, animal studies still play a vital role in the search for new medicines. They provide essential information, not available through other methods, about the effects of a potential new therapy on disease and the living body. Safety data from pre-clinical testing in animals is also required by regulatory authorities around the world before a new medicine can be tested in humans (clinical development).

The welfare of the animals we use is a top priority. Qualified veterinary surgeons are involved in the development and implementation of our animal welfare programmes and everyone working with laboratory animals is trained and competent in their allocated animal care responsibilities.

In 2005, we used approximately 254,000 animals in-house, an increase on 2004 (235,000 animals). In addition, approximately 13,000 animals were used by external contractors, an increase on 2004 (10,000).

The number of animals that we use will fluctuate. Decreases can result from our continued adoption of non-animal techniques; increases can result from the disease areas on which our R&D is focused, and a rise in the number of compounds in R&D. In 2005, the number of compounds we identified as having the potential to become new medicines increased compared with 2004 (see graph opposite). As we continue to expand our R&D activities, we aim to manage the potential increase in animal use. The increase in animal use in 2005 does not reflect any deviation from our aim to minimise the number of animals needed to meet our scientific objectives.

Approximately 97% of the animals we used in 2005 were rodents, 2% were fish and amphibians and the remaining 1% included dogs, rabbits, primates, pigs, ferrets, sheep and chickens. We also use genetically modified mice to better understand the genes involved in human disease. In 2005, these accounted for 10% of our total rodent use.

The welfare of the animals we use continues to be a top priority. Compliance with all relevant external legislation and regulatory requirements is considered a minimum baseline and underpins our own global welfare standards. As well as mandatory inspections by government authorities, we have a formal programme of internal inspections every two years by our own, highly qualified staff. Members of our own staff also conduct a rolling programme of inspections of external contractors to ensure compliance with our standards.

Measuring performance
In early 2005, we introduced two new performance measures to strengthen further our monitoring processes, and to promote continuous improvement in the replacement, reduction and refinement (the 3Rs) of animal use. These included the development of formal annual improvement plans, covering animal welfare and the 3Rs, at each of our animal research sites, against which progress will be measured. By the end of the year, 100% of our sites had approved improvement plans in place; 100% of sites had demonstrated positive progress against these plans; 100% of scheduled internal peer review inspections had been completed, and 80% of the planned inspections of external contractors had been completed•

Examples of our commitment to the 3Rs include:

>	We use leading-edge computer technologies to predict more accurately how a potential medicine may act in the human body (for example, how it will be absorbed and distributed). This enables elimination of unsuitable compounds early in the discovery process and stops their progression into animal studies.

>	New medicines for arthritis aim to relieve pain and improve mobility. We use a new system of imaging and analysing how an animal with arthritis walks so that we can immediately detect any subtle changes in mobility following treatment. This is a major welfare improvement as the study is less stressful for the animal and can provide more accurate data using a smaller number of animals.

>	A European project, initiated by AstraZeneca, could more than halve the 1.6 million fish used in environmental safety tests in Europe. Subject to regulatory approval, initial testing of chemicals will be undertaken with algae and water fleas (daphnia) to predict the threshold of toxic concentration. This will then limit the number of concentrations that need to be tested in fish, and so reduce the numbers used.

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OUR RESEARCH	15

CLINICAL TRIALS

>	WE HAVE GLOBAL STANDARDS THAT APPLY TO THE CONDUCT OF ALL OUR CLINICAL TRIALS,
WHEREVER THEY TAKE PLACE

>	THE SAFETY AND PRIVACY OF THOSE TAKING PART IS A PRIORITY, AS IS ENSURING THEY
FULLY UNDERSTAND THE NATURE AND PURPOSE OF THE TRIAL BEFORE CONSENT IS GIVEN

>	IN 2005, WE LAUNCHED A DEDICATED WEBSITE THAT MAKES PUBLICLY AVAILABLE
THE HYPOTHESIS-TESTING CLINICAL TRIALS RESULTS

A candidate medicine enters clinical development (testing in man) only after we have confirmed its potential
efficacy and adequate safety in
pre-clinical trials, which include
animal testing as described earlier.
Clinical studies are a significant
undertaking, including extensive
collaboration with clinicians in many
countries and involving thousands
of people (both healthy volunteers
and patients).

We take very seriously our responsibility to deliver the highest standards of ethical practice when conducting clinical trials.

Trial proposals are first subject to stringent internal review, including consideration of the pre-clinical data, how safe the trial process is for those taking part, the information provided for participants and the procedures for gaining their informed consent. Before it can begin, each trial must be approved by the appropriate external independent ethics committee or institutional review board, and the relevant regulatory agency. Our commitment includes strict guidelines to ensure that those taking part in trials understand their nature and purpose and are not exposed to unnecessary risks, and that the privacy of participants’ health information is protected.

These standards of ethical practice apply worldwide and we aim to ensure they are consistently observed, particularly as we expand the geographic reach of our clinical trials programme.

Transparency of data
In line with our commitment to providing appropriate information about our medicines to those who need it, from July 2005 onwards, we have made public all new and ongoing clinical trials sponsored by AstraZeneca that satisfy the ICH1 definition of “hypothesis-testing” (those trials that are conducted to provide firm evidence to support safety and efficacy claims). Basic information on such trials is available on our dedicated website, astrazenecaclinicaltrials.com,

with more details provided on the US National Library of Medicine’s website, clinicaltrials.gov. Any new trial will be added within 21 days of its initiation.	AstraZeneca R&D: candidate drugs

New compounds identified with high potential to be new medicines

Our website provides results of clinical trials (whether favourable or unfavourable) within one year of completion of the trial (unless restricted by a pending regulatory filing). For clinical trials that are under review by medical journals that prohibit disclosure of results before the journal publishes them, we will post the results at the time of publication.

* Including four compounds in-licensed during 2005

The information available on our website covers core safety and efficacy registration trials for medicines approved since the formation of AstraZeneca in 1999 as well as global trials completed since formation, and local trials completed since 1 January 2005, for all our currently approved medicines. We will continue to update the website as appropriate.

This information is also included in the IFPMA[2] Clinical Trials Portal, launched in September 2005, which provides a single entry means of searching for clinical trials data across the research-based pharmaceutical industry •

[1] ICH = International Conference on Harmonisation: Harmonised Tripartite Guideline E9
[2] IFPMA = International Federation of Pharmaceutical Manufacturers and Associations (ifpma.org)

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16	AstraZeneca CR Summary Report 2005
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DISEASES OF THE DEVELOPING WORLD

>	OUR MARKETED MEDICINES ARE NOT RELEVANT TO THE TREATMENT OF THE MOST
SIGNIFICANT HEALTHCARE PROBLEMS THAT THE DEVELOPING WORLD IS FACING TODAY –
HIV/AIDS, MALARIA AND TUBERCULOSIS

>	BASED ON OUR SKILLS IN INFECTION RESEARCH, WE BELIEVE WE CAN BEST HELP BY FINDING
A NEW TREATMENT FOR TUBERCULOSIS

>	OVER 90 SCIENTISTS AT OUR DEDICATED, STATE-OF-THE-ART RESEARCH FACILITY IN
BANGALORE, INDIA ARE FOCUSED ON IDENTIFYING POTENTIAL NEW MEDICINES FOR TB

>	IF SUCCESSFUL, WE WILL SEEK PARTNERSHIP ARRANGEMENTS WITH THE APPROPRIATE
ORGANISATIONS TO DEVELOP AND MAKE THE TREATMENT AVAILABLE AND AFFORDABLE
TO THOSE MOST IN NEED

We are committed to playing our part in fighting disease in the developing world by using our skills and experience in infection research to find a new treatment for tuberculosis – one of the leading causes of death from infectious disease worldwide.

Tuberculosis (TB) has been with us since ancient times, but is successfully adapting to the modern world. It represents a significant healthcare challenge, particularly in developing countries. In India alone, some two million people are diagnosed with TB every year.

Work at our dedicated research facility in Bangalore, opened in June 2003, is focused on finding new therapies for TB that will act in drug resistant disease and reduce the complexity and/or the duration of treatment. In addition to an $11 million initial investment in buildings and state-of-the-art equipment at Bangalore, we have committed around $5 million a year to its research programme to date. During 2005, we also announced the construction of a new $12 million facility at our Bangalore site, which will strengthen our research and development capability and which is expected to be operational by November 2006.

Over 90 scientists, recruited from leading research institutions and universities, work at our existing facility, and we have plans to recruit more international experts over the coming years. Our scientists also work closely with AstraZeneca’s infection research centre in Boston, Massachusetts, US and with external academic leaders in the field, and have full access to our platform technologies such as high throughput screening and compound libraries.

Finding new treatments for TB is a complex process. Existing therapies are effective but complicated and prolonged, which means patients often give up treatment once the symptoms are no longer apparent, although the underlying cause remains. This leads to frequent relapse and makes drug resistance more likely. Any new drugs should also be compatible with established TB agents, and appropriate for use with HIV/AIDS therapies (HIV/AIDS and TB form a lethal combination, each speeding the other’s progress). Because of these complexities, we have had to revise our anticipated date for identifying a potential new medicine from 2006/7 to 2007/8. Once a candidate drug is identified, we expect then to establish a route for its development in consultation with regulatory authorities and external experts such as the Global Alliance for TB Drug Development. We will apply for patent protection in the normal way but, importantly, we will seek partnership arrangements with the appropriate global and local organisations to make treatment available at affordable prices to those who need it in the poorest countries.

Beyond TB
Beyond TB, we continue to review our existing and development products for agents that could significantly impact diseases of the developing world. Working with other large pharmaceutical companies, we also continue to review potential opportunities to share technology with non-profit research organisations aimed at treatments for developing world diseases •

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OUR RESEARCH	17

STEM CELL RESEARCH

>	WE CONTINUOUSLY MONITOR NEW SCIENCE FOR OPPORTUNITIES THAT WILL ENABLE US TO DEVELOP BETTER MEDICINES

>	WE BELIEVE HUMAN EMBRYONIC STEM CELL RESEARCH MAY OFFER SUCH AN OPPORTUNITY

>	ANY ENGAGEMENT IN THIS TYPE OF RESEARCH IS LIKELY TO BE THROUGH AN EXPERIENCED EXTERNAL PARTNER

>	OUR NEW POLICY FRAMEWORK FOR HUMAN EMBRYONIC STEM CELL RESEARCH SETS STRICT CRITERIA FOR ENGAGEMENT

Medical science is one of the most
rapidly evolving areas of our time.
As a company whose success
is built on leading-edge science,
it is essential that AstraZeneca
continuously monitors new
capabilities and identifies
opportunities that will help us
to develop the next generation of
medicines that offer better results
for patients. We believe that human
embryonic stem cell research may
present such an opportunity.

Because this is a relatively new area for us, and because we do not yet have all the internal skills needed to explore fully the technology in-house, any engagement in this type of research is likely to be through an external collaboration.

The potential benefits
Our interest is in the potential of human embryonic stem cells to differentiate into normal human cells, such as hepatocytes (liver cells) and cardiac myocytes (heart muscle cells). If this were possible, these could be used to evaluate what effect a potential new medicine has on the normal cell, and to provide a more accurate prediction of drug metabolism and toxicity outcomes in man. We believe this would represent a significant step forward in increasing the human relevance of studies at an earlier stage of development of a potential new medicine, and would help us to overcome the current limitations that a restricted supply of normal cells presents.

Ensuring high standards
In anticipation of a potential engagement in this type of research, during 2005 we established a Human Embryonic Stem Cell Research Policy framework, which demands compliance both with external legislation, regulations and guidelines, and with our own codes of research practice. The framework applies to all internal work and external research on AstraZeneca’s behalf and includes essential criteria which must be met before any such research is undertaken. Similar to those which govern inclusion in public stem cell registries such as the UK and the US National Institutes of Health Registries, these criteria require that the stem cells must have been derived from a fertilised egg that was created for reproductive purposes; that the fertilised egg must no longer be needed for these purposes, and that fully informed consent (with no financial inducements) must have been obtained for the donation of the fertilised egg for scientific research.

Implementation of the framework will ensure that all research effort in this area remains consistent with our strategy of developing more innovative, safer medicines for serious disease.

We are not involved, or expressing any interest in genetic modification or cloning of human embryonic stem cells to repair damaged or diseased tissue •

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18	AstraZeneca CR Summary Report 2005
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MEETING NEEDS ENERGISING PEOPLE

WITH 65,000 EMPLOYEES WORLDWIDE,WE VALUE THE DIVERSITY OF SKILLS AND ABILITIES THAT A GLOBAL WORKFORCE BRINGS TO OUR BUSINESS

In our ever more challenging
business environment,
alongside our commitment
to competitiveness and high
performance, we continue
to be led by our core values
to deliver sustainable
success. As part of this,
providing a healthy, safe and
energising work environment
for all our employees is a
fundamental consideration.

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OUR PEOPLE	19

HUMAN RIGHTS

>	WE HAVE SET HIGH STANDARDS OF EMPLOYMENT PRACTICE, COMPLIANCE WITH WHICH IS MANDATORY

>	WE WORK WITH SUPPLIERS TO ENCOURAGE STANDARDS SIMILAR TO OUR OWN

>	WE ARE WORKING TO IMPROVE OUR GLOBAL REPORTING PROCESSES TO ENSURE CONSISTENT MONITORING AND MEASUREMENT OF PERFORMANCE

AstraZeneca is fully supportive
of the principles set out in the UN
Declaration of Human Rights. Our
Code of Conduct and our Global
Human Resources Policy and
Standards outline the high standards
of employment practice with which
everyone in AstraZeneca is expected
to comply, both in spirit and letter.	Development Goals for Health will arise from a successful outcome to our TB research in Bangalore and from our initiatives aimed at strengthening local healthcare capabilities. See pages 10 and 16 for further details about our commitment in these areas.

This includes only employing adults, as defined by the labour laws in the countries in which we operate and, as a minimum, compliance with national legal requirements regarding wages and working hours. All our employees have the right to be a member of a trade union. We have agreements with trade unions in a number of countries where collective bargaining is customary practice; is within a country’s legal framework, and is supported by employees.

We also work closely with our major suppliers and use purchasing practices to encourage similar standards to our own. This commitment applies as much to our expanding business in emerging markets, such as China and Mexico, as it does to our existing supplier relationships. You can read more about our work with suppliers on page 32.

A particular challenge for any business of our size and scale is drawing the boundaries of responsibility. We do not believe that it is appropriate for AstraZeneca proactively to promote individual rights and freedoms more widely in society than described above, but we believe that we can, and do, influence others through leading by example.

In some quarters, the achievement of the Millennium Development Goals for Health have been characterised in human rights’ terms as a ‘Right to Health’, with accountabilities allocated to both governments and pharmaceutical companies. We believe that in this context, pharmaceutical companies should not be accountable since it is governments who have the responsibility to provide for their populations a robust healthcare infrastructure that supports good public health and which can ensure medicines are delivered to those who need them. AstraZeneca continues to participate in national and international discussions on this issue, in which we explain that we believe our greatest contribution to the achievement of the Millennium

In recent years, we have been working to improve our global reporting processes, building on our long-standing systems for monitoring compliance locally wherever we operate. AstraZeneca is making a major investment in this area, implementing a single Human Resources Information System, and common people-management processes and information standards worldwide. In 2005, this change programme was launched, the system designed, and plans agreed for implementation in the US, the UK and Sweden during 2006, followed by Japan and China in 2007. This major initiative will mean we will have consistent, detailed and integrated people information available at a global level for more than 70% of our workforce by April 2007. Plans are being developed now for further roll-out and will be agreed mid-2006 •

Geographic location of employees

Total number of employees: 65,000

For the fourth consecutive year, AstraZeneca was named a “top employer” in Science magazine’s 2005 ranking of the world’s most respected biopharmaceutical employers. We advanced to fourth place in this year’s survey, which encompasses a range of factors including how well our work culture is aligned with our values.

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20	AstraZeneca CR Summary Report 2005
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SAFETY

>	WE HAVE REDUCED OUR SERIOUS ACCIDENT RATES BUT JUST FAILED TO MEET OUR STATED TARGET

>	WE ARE BUILDING ON OUR EXISTING SAFETY PROGRAMMES TO SUPPORT FUTURE IMPROVEMENT

>	DRIVER SAFETY REMAINS A PRIORITY

We are disappointed to report that we failed to meet our stated target of a 30% reduction in the frequency rates for accidents with injury by the end of 2005 (against the 2001/2002 reference point).

However, we achieved a substantial reduction of 26% against the reference point and we will be focusing on ensuring that the broad range of safety programmes, which helped deliver this improvement, together with any new initiatives, continue to be widely adopted to support continuous improvement in the future.

We have set a new target for safety and health, as described below. Establishing targets is necessary, but insufficient to deliver performance improvements. These require appropriate actions to be identified and accountability to be assigned to people who can ensure the actions are implemented. Each AstraZeneca function and location is now responsible for setting its own specific targets, relevant to their local priorities; for monitoring progress in these areas and for reporting progress to our Global Safety, Health and Environment management team every three months. Where relevant, contractors will be included in the local indicators.

Sadly, during the year one of our sales representatives died whilst at work in a random street-shooting incident outside a hospital in Turkey. When any accidents occur, we use a range of investigation procedures to help us understand the causes and avoid repetition.

Going forward – a new KPI for safety and health
We have established a new improvement target for safety and health, which we aim to achieve by 2010. In a change to previous years, we are combining the frequency rates for accidents resulting in fatal and serious injuries and new cases of occupational illness into one KPI. Our intention is to reduce, by 2010, the combined frequency rates by 50% compared to the 2001/2002 reference point. This new combined KPI reflects a slightly different approach, in that our previous accident KPI included both employees and contractors. However, because contractors’ occupational illness data are not included in our reporting, the new combined KPI will only cover AstraZeneca employees.

Our efforts to standardise the processes for investigating accidents and incidents continue. A series of training sessions is planned for the first half of 2006, bringing representatives from around the Company together to share experiences and tools. A web-based database is currently being piloted which allows the sharing of learning from accident and incident investigations across the whole of AstraZeneca worldwide. Full roll-out of this tool is planned for 2006.

Accidents: rates and causes
The 2005 frequency rate for serious accidents with injury to AstraZeneca employees fell by 16% compared to 2004. The top two causes of accidents resulting in serious injury are ‘vehicles’, and ‘slipped, tripped or fell on the same level’. Together, these account for 51% of the total number of fatal and serious injuries reported.

For contractors working on AstraZeneca sites, the frequency rate for accidents with serious injuries in 2005 did not change significantly when compared with 2004. The greatest causes of serious injuries to contractors are ‘slipped, tripped or fell on the same level’ and ‘cuts’, which together accounted for 42% of the total. Our contractors carry out a range of activities at our sites including cleaning, catering, IT service provision, construction and maintenance. We work together with them to ensure the same level of safety commitment as we would expect from our own employees.

During the year, we issued guidelines for Facility Managers at all our sites reinforcing the need for ensuring a safe place to work by avoiding accidents caused by slips, trips and falls. Because accidents often involve a human element, sites are also working to increase individual awareness and promote personal responsibility.

Driver safety a priority
Despite our continued efforts, our vehicle-related accident record showed little improvement in 2005, with some 26% of accidents reported related to driving. We need to do better – and to further strengthen our commitment, we have established a new KPI, for introduction in 2006, namely the number of accidents per million kilometres driven by marketing company employees.

Our sales representatives are the largest group that drive on Company business and we currently have projects running in the US and other major markets that are actively raising the profile of driver safety. On a global scale, initiatives include implementing driver care management systems, which provide detailed information to line managers who are then better able to identify high-risk drivers. We are currently in the early phase of many of these projects and it will take time for an effect to be seen in the accident frequency rate •

In India, where our sales representatives ride motorcycles to visit doctors and hospitals, training in defensive riding supported by new policies and procedures has increased the profile of rider safety. India has one of the highest numbers of road fatalities in the world and promoting the safety of our workforce against this background is a challenge.

Causes of accidents to
AstraZeneca employees	%
Vehicle	26

Slipped, tripped or fell on the same level	25

Injured by an animal	10

Injured while handling, lifting or carrying	8

Puncture	7

Fall from a height	6

Hit by moving, flying or falling object	5

Contact with or caught in machinery	3

Hit something fixed or stationary	2

Exposed to, or in contact with,a harmful substance	1

Exposure to heat or extreme cold	1

Cut	1

Physical assault	1

Other	1

Contact with electricity or an electrical discharge	<1

Transport or storage activity	<1

Explosion	0

Fire	0

In the UK, AstraZeneca was given a Business in the Community ‘Big Tick’ Award for Excellence 2005, for its approach to employee health and wellbeing. The ‘Big Tick’ is awarded to companies that demonstrate excellence in the way they organise and integrate responsible business practices, and show a positive impact on business and society. AstraZeneca’s award recognised our work to promote physical and psychological welfare among employees.

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OUR PEOPLE	21

HEALTH AND WELLBEING

>	WE HAVE REDUCED THE NUMBER OF NEW CASES OF OCCUPATIONAL ILLNESS – EXCEEDING OUR STATED TARGET

>	WE RECENTLY IDENTIFIED KEY PRINCIPLES TO HELP US FURTHER IMPROVE OUR FOCUS

As with our safety programmes,
our health and wellbeing
initiatives are aimed at
continuous improvement.

We made further improvements in 2005, particularly in the musculoskeletal disorder and travel-related illness categories. These contributed to a 61% reduction in the occupational illness frequency rate against the 2001/2002 reference point, thus exceeding our stated target of a 30% reduction by the end of 2005.

Work-related stress remains the major source of occupational illness and we aim to reduce this by expanding the introduction of wellbeing initiatives across the Company. To help us further improve the focus of our activities, we have identified some broad health and wellbeing principles at both the individual and the Company level. At the individual level, we believe that wellbeing is the positive outcome of a number of physical, social and emotional factors (including self-confidence, time and energy management, work/home balance, and life planning) that support personal health and wellbeing. At an organisational level, we concentrate on enhancing health and wellbeing across the group through effective leadership; providing a positive working environment; maintaining a focus on health and supporting an optimum work/home balance.

Health
In 2005, 156 cases of occupational illness were reported, with the frequency rate per million hours worked down significantly (-35%) on the previous year. 79% of all illnesses reported resulted in days lost from work.

Causes of occupational illness to AstraZeneca employees

Work-related stress was the greatest cause of occupational illness accounting for 47% of all cases, with no significant change in the frequency rate from the previous year. Heavy workload remains the most common reason given, with organisational and interpersonal issues also important causative factors. 96% of the stress cases resulted in absence from work.

Although work-related upper limb disorder (caused mainly by repetitive production activities and computer work) was the second most reported illness, accounting for 36% of all cases, the frequency rate for this condition continues to follow a downward trend. As our use of computer systems continues to increase, we are proactively focusing on the design, selection and application of good hardware and software. Ergonomic considerations are increasingly being taken into account in the design and development of workplaces throughout the Company. Good ergonomic practices, often drawn from local experience in activities such as packaging and laboratory work as well as computer use, have been made available to all managers and staff.

Wellbeing
We have a wide range of wellbeing programmes designed to promote physical and psychological welfare. We use both web-based and printed resources that cover such themes as balanced living, coping with difficult issues at home and at work, and guidance on seeking personal counselling. At least 60% of our employees worldwide now have access to confidential counselling and support. We also offer courses on subjects such as stress management, nutrition and physical fitness. Programmes vary depending on country, culture and need. Wellbeing is now included in our audit processes, with a particular focus during 2005 on our marketing companies
– providing the opportunity to assess local circumstances, stimulate dialogue and share best practice. Good examples are featured in our improvement plans and are shared worldwide to promote best practice. At a global level, ensuring that wellbeing remains high on the agenda includes face-to-face discussions with the top 200 managers in the Company, addressing their personal wellbeing and that of their staff •

DIVERSITY

>	OUR CONTINUING CHALLENGE IS TO ENSURE THAT DIVERSITY IS APPROPRIATELY SUPPORTED IN OUR WORKFORCE AND REFLECTED IN OUR LEADERSHIP

At AstraZeneca, our approach to
diversity is not just about gender
and race – it takes account of other
ways in which we are different.

We aim to ensure that these differences are recognised, understood and valued, to bring benefit for our individual employees, our business, our customers and the communities within which we work.

We have a set of minimum standards that support global alignment in the consistent integration of diversity and inclusion into our Human Resources processes, including staffing, talent management, performance review, learning and development, and reward.

The introduction of objective and evidence-based approaches to reviewing the performance and potential of individuals has provided clarity and transparency to the identification of high potential talent within the Company.

During the year, with strong support from our Senior Executive Team, our focus continued to be on ensuring diversity is appropriately reflected in our senior management teams. As an indicator, 22% of the 88 senior managers reporting to the Senior Executive Team are women (20% in 2004) •

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22	AstraZeneca CR Summary Report 2005
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In recent years, we have been making good progress in reducing our emissions but our challenge has always been to sustain improvement as we continue to grow our business.

By the end of 2005, we had achieved most of the environmental targets that we set in 2002. We have now set new targets, to be met by 2010, for further improvements in waste and greenhouse gas emissions. Unplanned releases and emissions of ozone depleting substances are at such low levels that although we will continue to report performance and seek improvement, targets for these categories are not considered to be necessary.

Our Priority Action Plan concentrates on two environmental issues – Climate Change and Pharmaceuticals in the Environment. We are already one of the lowest waste producers in the industry and so we have removed waste reduction from the Plan. It remains important, however, and we have set a new target for improvement in waste emissions by a further 11% relative to sales. We are also now seeking information on the sustainability of third party manufacture to improve the assessment of our potential overall environmental impact.

The background to the priority issues and how we intend to meet the challenge is described here. More details and statistics about this and our commitment in other areas of sustainable development, such as sustainable production, water conservation and biodiversity, are provided on our website.

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IN THE ENVIRONMENT	23

MINIMISING IMPACT DEVELOPING BUSINESS

WE ARE COMMITTED TO MINIMISING OUR IMPACT IN THOSE AREAS WHERE WE BELIEVE OUR GLOBAL BUSINESS HAS THE GREATEST POTENTIAL EFFECT ON THE ENVIRONMENT

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24	AstraZeneca CR Summary Report 2005
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CLIMATE CHANGE

>	WE ARE COMMITTED TO MINIMISING OUR IMPACT ON CLIMATE CHANGE

>	WE HAVE REDUCED OUR ABSOLUTE EMISSIONS OF GLOBAL WARMING GASES FROM ALL SOURCES, INCLUDING PRODUCTS, BY 63% (2.4 MILLION TONNES) SINCE 1990

>	WE AIM TO ENSURE THAT OUR EMISSIONS FROM ALL SOURCES WILL, IN 2010, BE NO GREATER THAN THEY WERE IN 2000

In common with most businesses,
our potential impact on climate
change arises from the global
warming emissions from energy use
at our facilities, from other in-house
activities and from the various means
of transport we use. However,
we also face an additional challenge
since some of our asthma therapy
products use propellant gases, which
potentially contribute to ozone
depletion and global warming.

Asthma is a common, often debilitating illness that can be alleviated by breathing in medication from a small aerosol called a pressurised metered dose inhaler (pMDI). Traditionally, these pMDIs relied upon CFCs as propellants to deliver the medicine to patients. Over time, it was discovered that CFCs had the potential to damage the ozone layer and, more recently, they were identified as potent greenhouse gases.

Prior to the adoption of the Montreal protocol in 1987, we began taking two lines of approach to the issue – firstly eliminating the problem at source by developing an inhaler that did not need a propellant gas, whilst simultaneously seeking an alternative propellant gas with zero ozone depletion potential for devices for those patients who still require a pressurised metered dose inhaler.

In 1987 we introduced the Turbuhaler dry powder inhaler, which has replaced 87% of our existing CFC-driven devices whilst still meeting the medical needs of the majority of patients.

Following an exhaustive search and many years of development, we have now found alternative propellants for those patients for whom the Turbuhaler is unsuitable. The new propellant gases, which will be introduced into our remaining pMDI devices as soon as possible, have no ozone depletion potential and significantly less than half the global warming potential of the CFC they replace. Although they still have some impact on climate change, there is an international consensus that there is no safer alternative for patients.

Alongside this work, we also adopted a policy to replace the small amounts of ozone depleting chemicals that were being used in fire extinguishers and refrigeration at our sites. As a result, by the end of 2005 we had reduced the total emissions of these chemicals by 96% and we expect to have eliminated all such uses by 2010.

The growing challenge
In the mid 1990s, the dominant climate change issue became the release of greenhouse gases, which led to the establishment of the Kyoto Protocol in 1997. Since the merger of Astra and Zeneca in 1999, we have been committed to tracking, reporting on and reducing the releases of all the greenhouse gases associated with our business, using the internationally agreed GHG protocol as a basis for our reporting. We made these data available to CR rating agencies, including the Carbon Disclosure Project and since 2001 have shared it with the public on our website.

Prior to the merger, the combined greenhouse gas emissions from the heritage companies had already been reduced by 33% from their 1990 value as a result of actions taken to reduce ozone depleting substances. In 2001, we began to take action firstly to reduce the rate of growth and then to stabilise the emissions of CO2 from our facilities. This was achieved by a combination of energy efficiency measures, investment in combined heat and power plants and purchasing energy from low or zero carbon sources. By 2003 the upward trend in emissions from these sources had been arrested and by 2005 emissions had fallen to their 2001 level. By 2005, our absolute greenhouse gas emissions from all sources (including products) had fallen by 63% compared to 1990. (The Kyoto Protocol target is a 5% reduction by 2012.)

The process of discovering, developing, manufacturing and distributing innovative medicines to patients is increasingly complex and uses more and more energy, both in our facilities and in travel and transport. In addition, as the size of the Company increases, the total amount of energy consumed also rises. In 2005, AstraZeneca sales were approximately two and a half times those of its combined predecessors in 1990.

Controlling transport-related emissions remains a huge challenge as we continue to expand our business activities. Although we have invested in electronic communication systems and expanded their use, this has made only a limited impact on emissions from these sources. We are now investing heavily in advanced driver training to improve both safety and efficiency associated with road travel and we are experimenting with a range of hybrid and alternative fuel vehicles.

Since 2000, the greenhouse gas emissions associated with our products has declined as we are phasing out CFC-based pMDIs and our market share of these products has changed due to patent expiries.

However, in 2005, we submitted an application for approval to market a new asthma treatment in the US. In addition to safety and efficacy requirements, approval will depend on the medication being available in a pMDI. The US is the world’s largest pharmaceutical market, and the launch there of this product would inevitably lead to an increase in emissions of the associated propellant gas as more and more patients benefit from the new medicine. We are therefore working hard to reduce our contributions in other areas of our business and ensure continuing improvement in this area as our Company grows.

Next steps and future targets
We have identified many areas of our business where further improvements can be made to reduce our emissions of global warming gases. These include, amongst other things:

>	Implementation of further energy conservation programmes, particularly related to fume cupboards in laboratories.
>	Implementation of green technology principles in our process design.
>	Further investment in greener energy supply from external power suppliers.
>	Installation of additional combined heat and power plants.
>	Investment in ‘cleaner’ vehicles.

Nevertheless, our major challenge continues to be reducing these emissions quickly enough to offset the impact of our growing business.

In 2005, the Board of AstraZeneca approved a strategy that requires substantial further efforts to be made to produce, by 2010, an absolute reduction of 11% in global warming emissions from all sources other than pMDIs. However, because of the introduction of new products, we will not be able to continue to reduce our emissions of global warming gases year on year. Our aim is to ensure that our emissions from all sources (including pMDIs) will, in 2010, be no greater than they were in 2000 and 40% less than they were in 1990 •

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IN THE ENVIRONMENT	25

Introduced in 1987, our Turbuhaler is an inspiratory flow-driven, multidose dry-powder inhaler that is easy to use and has unique delivery characteristics. It was designed specifically to eliminate the need for propellants (such as CFCs), carriers and other additives. The unique design of Turbuhaler has been commended by several awards, including a Stratospheric Ozone Protection Award from the US Environmental Protection Agency in 1991.

Global Warming Potential: emissions 1990-2010 (million tonnes)

Progress towards 2005 targets

	Target	Actual

Reduction in unplanned releases not contained within the site boundary	50%	27%

Reduction of total waste relative to sales	10%	32%

Reduction in absolute emission of greenhouse gases	10%	15%

Reduction in absolute emission of ozone depleting substances	30%	42%

In 2005, we committed over $14 million to improving facilities at our Brixham Environmental Laboratory in the UK. This will strengthen our ability to satisfy the increasing requirements for data on the potential environmental impact of new medicines before they are launched on the market.

In 2005, all new cars purchased for the sales force in Brazil were ‘Flex Fuel’ cars and we now have 250 of them in our 400-strong Brazilian car fleet. ‘Flex Fuel’ vehicles can be powered by either petrol or ethanol – a non-fossil fuel from renewable resources that has much lower impact on climate change than petrol. In the US, we have ordered 20 hybrid cars to form a pilot scheme. Hybrid cars are fuel-efficient and have decreased exhaust emissions especially at low speed and when idling.

Greenhouse gas emissions

This pie chart shows the proportion of our greenhouse gas emissions from various sources. Major sources are from the energy used at our sites and from travel and transport. More than a third of our emissions come from the release of the propellant gas that is an essential part of our pMDIs.

Ozone Depleting Potential: emissions 1990-2010 (tonnes)

CO2emissions 2000-2005 (thousand tonnes)

PHARMACEUTICALS
IN THE ENVIRONMENT

>	WE WORK CONTINUOUSLY TO IMPROVE OUR UNDERSTANDING OF THE WAY IN WHICH OUR PHARMACEUTICALS INTERACT WITH THE ENVIRONMENT

Our environmental scientists, located
mainly at our Brixham Environmental Laboratory in the UK, are committed to advancing research in this area.

The presence in the environment of pharmaceutical residues is considered to result primarily from the excretion of medicines by patients during their treatment. In addition, some pharmaceutical substances may find their way into the environment as a result of disposal of unused medicines into drainage systems, or as a relatively minor component of discharges from manufacturing facilities.

An important aspect of our commitment to product stewardship is the study of the potential fate and effects of our pharmaceuticals in the environment, in line with internal AstraZeneca standards and applicable external regulatory requirements. The science in this area is evolving, and we are committed to conducting our assessments in a manner consistent with current scientific understanding and techniques.

The data on the presence of pharmaceutical residues in surface waters continue to indicate that quantities detected in the environment, although variable, are likely to be several orders of magnitude below those that would pose any significant risk to human beings and are not high enough to cause any immediate or short term (acute) harm to aquatic life. Nevertheless, a better understanding of the long term effects, if any, of pharmaceuticals in the environment continues to be a priority area of study for AstraZeneca’s environmental scientists, working both independently and in collaboration with other organisations to advance research in this area. We have published over 40 papers on this subject in the scientific literature in the last three years.

Whilst studies undertaken by the Company have shown that our manufacturing facilities are not a significant source of pharmaceuticals in the environment, we are committed to ensuring that we minimise the amounts of any of our products being released from our plants. For example, green chemistry initiatives are aimed at improving process efficiencies and, in addition, we are carrying out research into improved effluent treatment methods •

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26	AstraZeneca CR Summary Report 2005
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BRINGING
BENEFIT

PROMOTING
SCIENCE

WHEREVER ASTRAZENECA OPERATES WORLDWIDE, WE AIM TO MAKE
A POSITIVE CONTRIBUTION TO OUR LOCAL COMMUNITIES THROUGH CHARITABLE DONATIONS, SPONSORSHIPS AND OTHER INITIATIVES
THAT HELP MAKE A DIFFERENCE

Our commitment
is reflected in our
Community Support
Policy, which aims
to ensure that our
community activities
focus on bringing
benefit in ways that are
consistent with our
business of improving
health and quality of
life, and on promoting
the value of science
among young people.

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IN THE COMMUNITY	27

Below are a few brief examples of our community support worldwide. More details about these and other initiatives are available on our website.

>	In Estonia, AstraZeneca was the main sponsor of the Fifth Annual Heart Run in 2005. Over 1,000 participants of all ages took part in the event and we provided an information centre where participants and spectators could evaluate their cardiovascular health and talk to healthcare professionals.

>	In China, AstraZeneca partners Peking University in funding a three-year series of research and educational programmes, aimed at building research skills and expertise in healthcare economics.

>	In Mexico, as part of the 2005 Children’s Day celebrations, AstraZeneca partnered the World Vision charity in taking a group of underprivileged children to the Papalote Museo del Niño where a range of lively, interactive and educational programmes were taking place.

>	In the UK, we support the Brightside Trust, a charity that aims to help disadvantaged young people enter healthcare professions. Our contribution included a two-year secondment to the charity as well as ongoing financial support over three years.

>	In the US, the ‘Young Minds in Psychiatry’ programme is a three-year joint initiative between AstraZeneca and the American Psychiatric Association, designed to address a shortage of psychiatric researchers identified by the US Institute of Medicine. The scheme provides career development grants for six promising young psychiatrists.

>	AstraZeneca is a Key Partner of Sweden’s national science discovery centre, Universeum, and we collaborate on a number of projects. In 2005, these included support of a pilot pharmacy research workshop in which 500 students were invited to learn more about pharmaceutical research, and to share their experiences.

>	More than 500,000 women die of pregnancy related causes in the developing world. During the year, AstraZeneca India initiated a ‘Safe Motherhood’ programme, in partnership with the Federation of Obstetric and Gynaecological Societies of India. Focused on making labour and delivery safer for mothers, the programme included over 60 conferences for healthcare professionals in 2005, as well as media campaigns to build public awareness.

>	In the UK, the AstraZeneca Science Teaching Trust, an independent charity with a total trust fund of $32 million, supports a programme of projects designed to help build the knowledge, skills and understanding required to promote and teach science effectively in primary schools.

A GLOBAL COMMITMENT

>	IN 2005, WE SPENT A TOTAL OF $34 MILLION ON COMMUNITY SPONSORSHIPS AND CHARITABLE DONATIONS WORLDWIDE

>	WE SUPPORT THE RED CROSS IN A RANGE OF PROJECTS AROUND THE WORLD

We have a dedicated community
support database which gathers
global information centrally, enabling
the sharing of information and best
practice across the organisation
and supporting accurate financial
reporting of our overall spend in
this area.

The database also helps us to ensure that all our efforts are aligned with our commitment to bring benefit mainly through healthcare and science education initiatives.

We also contribute where possible to disaster relief efforts and during 2005 we donated money and medicines to help the victims of the earthquake in Pakistan, and those who were affected by Hurricane Katrina in the US.

Following our immediate support to the tsunami relief effort in December 2004, in early 2005 we established a cash fund of a further $1.5 million to support projects designed to help those in the affected areas rebuild their lives. Suitable initiatives, identified by AstraZeneca in partnership with appropriate non-profit organisations, are being funded on a case-by-case basis and are, wherever possible, targeted at the greatest areas of need.

One such initiative is a reconstruction project in Khao Lak, Thailand – an area badly affected by the disaster. With financial support from AstraZeneca, the project will enable houses to be built for eight local families who lost their homes. The houses will have electricity and running water and will be built in the Thai style, but to European building standards.

Working with the Red Cross
During the year, we supported the International Federation of Red Cross and Red Crescent Societies in improving the speed and efficiency of disaster response. The need for rapid and effective disaster response is greater than ever and the widespread devastation caused by the tsunami highlighted in particular the need for international relief organisations to be better prepared for any similar large-scale events in the future.

Recognising this, during 2005 the Red Cross undertook a strategic review of its emergency response activities and identified the benefits to be gained from developing and expanding their logistics and supply network in key areas. This would provide greater geographic coverage and enable rapid delivery of a more complete disaster response package to those affected by an emergency. With the help of funding from AstraZeneca, the charity has established a new regional emergency response hub in Kuala Lumpur which is focused on ensuring essential supplies are quickly available to the region at all times. The Asia Pacific region spans 30 countries, including China, Bangladesh and Indonesia, and is one of the most disaster prone areas on earth, with around 60% of all natural disasters occurring there.

At any one time, the Kuala Lumpur operation will hold emergency stocks for up to 12,000 people and the facility will be able to support a further 100,000 people by providing specialised items such as warehouse tents and 4x4 vehicles that form an essential part of the Red Cross emergency relief supply chain during a disaster.

This project broadens our partnership with the Red Cross, which includes support to a community-based programme that is helping to combat TB in the high incidence areas of Kyrgyzstan and Turkmenistan. Initially established as a three-year project, the programme (and our support) has now been extended for a further three years. It focuses on combating the spread of TB and fighting the stigma associated with the disease; supporting the most vulnerable in society; building local capacity and developing a sustainable approach to fighting the problem. You can read more about this programme on our website.

Product donation and patient assistance programmes
Our product donation and patient assistance programmes make our medicines available free of charge or at reduced prices. In 2005, our expanded patient assistance programmes in the US contributed to a total commitment of $835 million worth of medicines valued at average wholesale price •

Community support 2005

Total spend $34 million

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28	AstraZeneca CR Summary Report 2005
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LIVING VALUES WITH CONSISTENCY
OUR CONTINUING CHALLENGE IS TO ENSURE THAT OUR HIGH LEVEL PRINCIPLES AND VALUES ARE TRANSLATED INTO CONSISTENT AND APPROPRIATE ACTIONS AND BEHAVIOUR WORLDWIDE

We have made some good progress in recent years, but we still have work to do to ensure CR is fully integrated into our business processes worldwide.

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OUR MANAGEMENT	29

RESPONSIBILITIES AND ACCOUNTABILITIES

>	OUR CR STRATEGY IS OWNED BY THE ASTRAZENECA BOARD, BACKED BY GLOBAL FRAMEWORKS THAT SUPPORT CONTINUED IMPLEMENTATION AT A FUNCTIONAL, NATIONAL AND LOCAL LEVEL

>	DURING 2005, WE CONTINUED TO INTEGRATE CR OBJECTIVES INTO OUR NEW PERFORMANCE MANAGEMENT REGIME

>	AROUND 245 OF OUR LEADERS WERE INVOLVED IN CR TRAINING IN 2005

PRIORITY
ACTION PLANNING

>	REPUTATIONAL RISK IS INCREASINGLY BEING INTEGRATED INTO OUR RISK MANAGEMENT PROCESSES

>	OUR CR GLOBAL PRIORITY ACTION PLAN REFLECTS THE ISSUES RELATING TO OUR BUSINESS THAT WE HAVE IDENTIFIED AS TOP PRIORITIES

>	WE CONTINUE TO MONITOR OUR INTERNAL AND EXTERNAL ENVIRONMENT FOR NEW AND EMERGING ISSUES

The AstraZeneca Board approves the strategic direction for CR and we have a Non-Executive Director with responsibility for overseeing CR within the Company.

A Global CR Committee leads development of the CR framework and our Senior Executive Team and other senior managers are accountable for CR management within their areas, based on the global CR framework but taking account of national, functional and site issues and priorities. Individually, everyone at AstraZeneca has a responsibility to integrate CR considerations into their day-to-day decision-making, actions and behaviours.

The common platform that supports this effort worldwide includes our Group CR Policy, Group CR Standards and Global CR Priority Action Plan, which together provide the framework for understanding and managing the delivery of our CR commitments.

To further support integration, relevant CR-related objectives are being included in personal targets as part of the new performance management regime that is being rolled out across the Company (with completion planned for 2006/7). For our Senior Executive Team and senior managers, these objectives reflect their responsibility for ensuring that management systems and action plans are in place to manage CR in an integrated way across their areas. Our standard performance planning template requires all employees to have, as a minimum, a performance objective that reflects the need to ensure compliance with relevant AstraZeneca CR-related policies as part of their core role.

In line with our commitment to leadership by example, we continue to integrate CR into our leadership development programmes and in 2005, some 245 of our leaders were involved in such programmes. In addition, we have an intranet site, Source, dedicated to keeping our senior managers informed throughout the year about business matters, including details of our CR progress and any emerging issues •

AstraZeneca’s Risk Advisory Group, led by the Chief Financial Officer looks at the risks the Company faces and how they are being addressed.

Increasingly we are integrating reputational risk into our risk management processes and aim to ensure that managers build it into their everyday thinking. Appropriate tools are available in the form of a shared risk management philosophy, principles and a framework that all managers can use to reflect on behaviours, assess risks and positively shape their decision making. We have a dedicated team of integrated risk management professionals who are deployed where appropriate to assist senior managers in identifying, assessing and developing strategies for managing risk in their respective areas of responsibility. The team also carries out a rolling programme of training staff in effective integrated risk management and it develops networks for the sharing and embedding of best practice.

We use these formal internal risk assessment processes, together with external benchmarking and stakeholder dialogue, to help us identify the opportunities and challenges associated with our corporate responsibility. Our CR Priority Action Plan (shown on page 4) provides a framework for managing these in line with our core values, including defined objectives and, where possible, appropriate key performance indicators (KPIs).

The Plan is reviewed annually to ensure that it continues to address the issues relating to our business that most affect or concern society today. In 2005, we added Patient Safety to the Plan, to ensure it remains a fundamental priority throughout all of our activities. We have moved some aspects of Safety, Health and Environment (SHE) out of the Plan in favour of a focus on two significant SHE challenges that we are facing: climate change and driver safety. Whilst the other areas of SHE remain firmly on our CR agenda and our commitment to good performance in these areas is as strong as ever, we believe that for the Plan to be meaningful, it should contain only those issues that our assessment processes have identified as having the highest priority •

We have an online CR Toolkit that brings together in one place all the information and tools currently available to support managers in driving delivery of our CR commitments. These include step-by-step guides to implementation and speaker kits for communicating with teams to build awareness and understanding of what CR means in practice.

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30	AstraZeneca CR Summary Report 2005
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STAKEHOLDER DIALOGUE

We are in the process of reviewing our processes for feedback from all of our various stakeholder interactions to ensure that we are effectively capturing all key concerns and expectations and, where appropriate, incorporating them into the global CR agenda.

Shareholders
We encourage feedback from shareholders on our reputation both informally at face-to-face meetings, as well as the more formal assessments provided by surveys such as the Dow Jones Sustainability Indexes.

Employees
As well as line manager briefings and team meetings, we use a wide range of electronic and printed media to communicate regularly with our employees around the world. Feedback opportunities are integrated into our internal communication programmes and we also use a two-yearly global employee survey to identify areas of satisfaction and concern.

In addition, our Code of Conduct includes procedures for employees to raise integrity concerns, including a confidential telephone helpline number. In 2005, 114 concerns were raised via the helpline and other routes. In the US, the majority were either seeking guidance on, or reporting alleged breaches of our codes. Elsewhere in the world, the emphasis was on workplace conduct and allegations about the behaviour of specific individuals. All concerns are investigated and appropriate action taken as required, which can include management counselling, disciplinary action or dismissal. No material issues were reported through this route during the year.

>	UNDERSTANDING THE EXPECTATIONS OF OUR STAKEHOLDERS AND OTHERS WHO HAVE AN INTEREST IN OUR ACTIVITIES IS ESSENTIAL

>	WE ARE IN THE PROCESS OF REVIEWING OUR PROCESSES FOR CONSISTENTLY CAPTURING KEY STAKEHOLDER CONCERNS

We encourage constructive dialogue with all our stakeholders and others who have an interest in our activities to make sure we are staying in tune with their changing expectations and to give us the opportunity to make AstraZeneca’s position understood.

These dialogues take place at two levels. Corporately, we focus on the investment community, our employees worldwide, international governmental and non-governmental organisations, and opinion leaders such as business and financial media. In our individual markets, we focus on local employees, national governments, national media, our local communities and our customers. Whilst these dialogues are principally business-driven rather than CR specific, they provide the opportunity for CR concerns to be raised by either party. In the development of national implementation plans, stakeholder engagement that is focused specifically on CR issues is used in local priority action planning in the US, the UK and Sweden, and you can read more about this on pages 32 to 34. Our CR Implementation Guide for Managers identifies stakeholder engagement as an important step in local priority action planning.

Government and
non-governmental organisations
The pharmaceutical industry is one of the most highly regulated of all industries. Almost every aspect of our business is subject to regulation or ethical overview. It is therefore essential that we participate in public policy dialogue with governments and other public bodies to exchange views on issues that impact our business.

Our exchanges with governments are aimed at creating a constructive framework for the development and implementation of policies and regulations that affect our industry in a way that delivers good regulation and sound operational practices.

We also work with, and through, national and international trade associations to promote industry best practice and engage effectively with key government and international agency stakeholders.

In addition to our work with the International Red Cross and Red Crescent, we also have discussions with other non-governmental organisations and international bodies such as the World Health Organization.

Outside the US, AstraZeneca does not make any political donations. More details about this can be found in our Annual Report and Form 20-F Information, or on our website.

Customers
Our day-to-day business activities include regular contact in our local markets with physicians and other healthcare professionals, and those who pay for healthcare. As described earlier in this Report, our communications focus on providing information about our medicines, the diseases they treat and the benefits and risks associated with their use. As buyers of healthcare, national governments are often also our customers as well as being our regulators, and access to medicines that offer therapeutic and economic benefits is an important part of our dialogues with these groups.

Patient groups
Close relationships with patient groups, who represent patients’ interests in a particular disease area, are also important to our understanding of patient needs in disease treatment and care, and to the identification of areas in which the industry can work more effectively with healthcare providers to improve the patient experience.

Local communities
Our site-based community liaison teams aim to ensure that we maintain open dialogue with our local communities, keeping them informed of our business activities and plans, and giving the opportunity to raise any concerns •

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OUR MANAGEMENT	31

EVALUATING PERFORMANCE

>	PERFORMANCE MEASURES ARE ESSENTIAL
FOR MONITORING PROGRESS AND
IDENTIFYING AREAS FOR IMPROVEMENT

>	AUDITING COMPLIANCE IS FUNDAMENTAL
TO ENSURING HIGH STANDARDS OF
CORPORATE GOVERNANCE

The key performance indicators (KPIs) that we have in place are listed in the Priority Action Plan on page 4. These include new KPIs for animal research and for sales and marketing practices, which were introduced in 2005 to promote a consistent approach to monitoring performance globally. We are continually exploring more ways in which we can meaningfully benchmark our performance.

We also participate in leading external surveys, such as the Dow Jones Sustainability Indexes, which are important means of evaluating our performance and understanding better the demands of sustainable development.

Auditing compliance
All our managers have individual responsibility for ensuring that their teams comply with the Code of Conduct and with all other AstraZeneca policies, codes and standards that are relevant to their roles. We also have a range of functions and roles dedicated to ensuring appropriate compliance processes are in place throughout the business. Our Group Internal Audit function (GIA) works to review, among other things, the effectiveness and independence of the other audit functions in the Company, as well as conducting direct reviews looking at compliance with laws, regulations and Group policies.

GIA also completed a review of our CR framework, conducted to ensure that our governance controls, risk assessment and management processes are robust and appropriate. The review helped us to identify areas for improvement, including the need to strengthen the links between the Global CR Committee and relevant senior leadership teams to ensure alignment of priorities and provision of appropriate resources. This will strengthen our commitment to continued integration of CR at a national, functional and local level.

Alongside the work of GIA, we continue our rolling programme of Internal Facility Audits, (previously known as Integrated SHE/CR audits, but which now also cover Site Security). Specific protocols have been developed to guide auditors in this work and 20 such audits were conducted in 2005, 18 of which included CR. Of the two sites that did not include CR, one was a stand-alone computer centre and one had already been covered in a broader audit during the year. The audits highlighted that whilst there is increasing recognition of CR and its importance, we have more work to do in some areas to promote a common understanding of what is expected of people in delivering our CR commitments.

During 2005, we also commissioned an external, independent audit of our compliance procedures in our marketing companies. This programme concentrates on AstraZeneca’s governance controls, particularly in the areas of sales and marketing practice, finance, IT and human resources. It supports the work we have done in the last twelve months in reviewing and updating our own codes to ensure they remain in line with, and in some respects go beyond, those of

AstraZeneca is listed in the 2006 Dow Jones Sustainability World Index, used by asset managers globally to guide their socially responsible investment. However, whilst we improved our score, we did not regain the place we lost in the previous year in the European Index (Dow Jones STOXX), where competition for places is increasingly fierce.

regulators, industry associations, international accounting laws and the changes in the general call for stronger measurement and testing of controls. Scheduled for completion in June 2006, 25 marketing companies were reviewed during 2005 and the findings are informing the development of improvement plans within each marketing company, which have a target date for completion of all actions between three and six months after the end of the audit. The exercise has also highlighted that in some areas, further guidance for managers from the centre is required.

In addition to this work, during the year, 35 of our GIA audits focused on sales and marketing practice.

GIA audit findings and other key items reported through management are reviewed by the AstraZeneca Audit Committee, a committee of the AstraZeneca Board, which consists of four Non-Executive Directors. Among other things, they review and report on the overall framework of internal controls, and have a responsibility to bring promptly to the Board’s attention any significant concerns about the conduct, results or outcome of internal audits •

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32	AstraZeneca CR Summary Report 2005
For further information visit astrazeneca.com/responsibility

WORKING WITH SUPPLIERS

LOCAL
IMPLEMENTATION

>	WE ARE COMMITTED TO ENCOURAGING OUR SUPPLIERS TO EMBRACE CR STANDARDS SIMILAR TO OUR OWN

>	THE INTEGRATION OF CR ACROSS OUR
BROAD RANGE OF PURCHASING ACTIVITIES
WORLDWIDE IS A SIGNIFICANT CHALLENGE

>	WE ARE MAKING PROGRESS, BUT THERE IS STILL MUCH TO DO

We believe we have a responsibility to encourage our suppliers to embrace CR standards similar to our own, and to work with them to share best practice and stimulate improved performance where needed.

This applies across the full range of our purchasing activities, from promotional items to pharmaceutical ingredients, and includes any specialised work for which we use external contractors to complement our in-house effort, such as animal research. It also applies as much to our expanding business in emerging markets as it does to our existing supplier relationships.

Integrating CR into the many thousands of supplier relationships we have around the world is a significant challenge. A priority in recent years has been to build CR into the new category management processes that have been developed to maximise value from our external spend and which represent a key driver for the successful integration of CR into our purchasing practices. Our CR in Purchasing Principles include a requirement for CR considerations to be taken into account in each area of category management. These Principles are supported by more detailed guidance for our purchasing community at a local level.

We are making progress but it will take time to interpret the high level principles for local implementation and apply them appropriately to all our purchasing activities worldwide.

As ever, our focus has been first on our three main business hubs – the US, the UK and Sweden, where over 80% of our suppliers are based, and where CR considerations are now included in all new contracts and master agreements. Because of the huge number of suppliers we already had under contract in these countries, we are taking the pragmatic approach of prioritising those that are most important to ensuring the continuity of our business, and discussing CR standards with these companies before reviewing the rest.

Alongside our continued work in the US, the UK and Sweden, we now aim to broaden our reach during 2006, focusing initially on suppliers in countries where we have other major marketing, manufacturing or research activities. These will include Japan, China, India, Canada, Mexico and Puerto Rico, as well as more countries in Europe. In countries where there is a cultural acceptance of what might elsewhere be considered low supplier standards, we will work to lead by example by encouraging, and so driving, improved standards through our purchasing practice.

Our rolling programme of audits of chemical intermediate and active pharmaceutical ingredient suppliers continued with a total of 19 audits conducted in 2005. In addition, the same audit methodology has been successfully piloted for two potential suppliers of formulated product. The programme also included a re-audit of a potential partner, audited last year, where we required improvements to be made before entering into business with them. These improvements have been completed satisfactorily and the company is now approved. We recently increased the size of our trained auditor team to support our forward 2006/7 audit programme •

>	THE INTEGRATION OF CR INTO ALL OUR
ACTIVITIES CONTINUES TO BE A TOP PRIORITY

>	WE HAVE NATIONAL CR MANAGEMENT FRAMEWORKS IN PLACE IN OUR THREE MAIN BUSINESS HUBS,THE US,THE UK AND SWEDEN

>	WE ARE WORKING TO IMPROVE THE CENTRAL COLLATION OF OUR CR-RELATED ACTIVITIES WORLDWIDE

One of our top priorities is to ensure that CR is consistently embedded throughout the organisation and actively interpreted and managed at a local level. For a company the size and geographic reach of AstraZeneca, this is a significant challenge. We continue to make progress, but there is still work to do.

We have national CR committees and management frameworks in place in the US, the UK and Sweden, where more than 60% of our employees are located. Elsewhere in the world, CR continues to be integrated into leadership team agendas and interpreted at a local level. You can read about our progress in CR integration in our markets in the following section.

We have more work to do to improve how we gather information about our CR-related activities across the organisation. Whilst we have systems in place to monitor performance worldwide in our priority issue areas, as described elsewhere in this Report, we do not currently have a formal mechanism for the central collation of the full extent of our CR–related activities. During the year, we began the process of developing a common platform for formally capturing local information at a global level.

Geographic review
Below is a brief summary of our progress in CR implementation during the year in our three main business hubs and in other areas of the world. More examples of our projects and partnerships worldwide are included elsewhere in the relevant sections of this Report and on our website.

In the UK The UK CR Priority Action Plan is aligned with our Global Plan and has designated improvement managers responsible for ensuring that progress is made in each of the areas. In 2005, the improvement managers and senior leaders in the UK met for a workshop to review progress and priorities. The workshop was also attended by Dame Bridget Ogilvie, the AstraZeneca Board member responsible for overseeing CR within the Company, and its

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OUR MANAGEMENT	33

main focus was to discuss and plan stakeholder engagement during 2006. The event was also made carbon neutral, with the travel impacts of the delegates being offset by our support to an environmental project in Mexico.

Substantial progress has been made at site level in the UK too, and each major location now has a site based CR Priority Action Plan. These are in place for our facilities at Alderley Park, Macclesfield, Charnwood, Avlon, Brixham and the UK Marketing Company.

A particular focus in the UK has been how we can best shape our internal culture to improve our response to the challenges of the external environment, alongside a commitment to further improving monitoring and measurement of our CR performance. CR is now a mandatory component of the UK induction process for all new employees and training sessions have also been conducted for employee joint consultation representatives at national and site level in the UK.

During the year, AstraZeneca’s Code of Conduct and our 12 global policies were circulated online to all 11,600 UK employees, with a mandatory reply mechanism to indicate they had read and understood the material.

When the new global performance management framework was introduced in the UK in 2005, the performance review paperwork included a pre-printed CR directive (that employees “carry out their duties in accordance with AstraZeneca’s corporate responsibility policies”) as their number one target.

Our UK Marketing Company appointed a Head of Corporate Culture and Responsibility (a new position) who will lead various work-streams to ensure all business practices live up to the highest standards. In 2005, this included training for all the UK Marketing Company employees in respect of the corporate policies that are relevant to their roles, in particular, for those employees with a customer-facing role, the sales and marketing codes. In the last 15 months, over 1,500 people (representing the vast majority of those who drive in the UK on Company business) have undergone driver training.

Within our mainstream business in the UK, the importance of understanding the need for and role of our medicines in the improvement of healthcare is at the heart of our commitment to working in close partnership with the NHS. As part of this, AstraZeneca is one of the founding partners of NHS Live, a private/public sector collaboration initiated by the UK Government Department of Health involving the National Health Service and a number of corporate partners. NHS Live is a national network of innovative projects all with patient and public involvement. It encourages and develops new

Regular reminders about our Code of Conduct are now embedded into business as usual communications in the UK.

During the year, some 60 of our senior managers in Sweden attended CR workshops and received tools for communicating with their teams down the line.

AstraZeneca in the US continues to use its external website to report its CR commitment, priorities and objectives. Visit astrazeneca-us.com for further information.

ideas, new skills and new technology to improve healthcare delivery. During 2005, eight projects were added to the four projects supported in 2004, reflecting our commitment to sharing our skills and experience – ranging from disease knowledge and patient information materials to project management and leadership training.

In Sweden A cross-functional Swedish CR Committee supports AstraZeneca Sweden’s senior leadership team, EXCO, who own the national CR Priority Action Plan. The Swedish plan tracks the Global Priority Action Plan, with particular emphasis on those issues that are receiving increased public attention locally, including pharmaceuticals in the environment, sales and marketing practice and animal research.

Our rolling programme of CR workshops for leaders in Sweden continues with some 60 senior managers attending such workshops in 2005. To make sure that our responsibilities are appreciated and understood by new recruits to the Company, a mandatory CR session has been integrated into all induction courses across our sites in Sweden.

We continue to communicate with employees to build understanding and commitment. In early 2005, AstraZeneca Sweden launched a new internal website ‘AZ in the Debate’, which provides employees with information about CR matters and actively encourages dialogue on the issues presented and any others they may wish to raise. The site received over 100,000 visits during the year.

In collaboration with the Swedish Association of the Pharmaceutical Industry (LIF), AstraZeneca launched an initiative in 2005 which introduces environmental information into the Swedish Doctors Prescribing Guide, FASS (fass.se). In a rolling programme of implementation, environmental data for the first groups of medicines were published in October, including the AstraZeneca proton pump inhibitors Nexium and Losec. This information will help medical professionals who wish to take environmental considerations into account when prescribing treatments.

Two formal external stakeholder dialogues took place in 2005 in Sweden. The first was a high level meeting between senior members of the pharmaceutical industry and representatives from regional and central governments, held to realise a common platform for continued co-operation with regard to a shared understanding of quality targets in the delivery of healthcare. Secondly, a joint meeting held between senior representatives from human resources and the unions laid down a common framework for addressing matters related to diversity and internal communication. A seminar with external scientists and politicians about pharmaceuticals in the environment is planned for early 2006.

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34	AstraZeneca CR Summary Report 2005
For further information visit astrazeneca.com/responsibility

LOCAL IMPLEMENTATION CONTINUED

In the US AstraZeneca’s US CR Council is a cross-functional group of senior managers that reports into the US Chief Executive Officer and his Vice Presidents – the AstraZeneca Leadership Team. This team approves the US CR strategy and Priority Action Plan, and leads implementation across the US organisation.

During 2005, the US CR Council focused on engaging with stakeholder groups to better understand what they expect from a responsible research-based pharmaceutical company and what information is important to them. A total of 17 such interviews were conducted during the year and common concerns included the price of medicines, clinical research ethics and direct-to-consumer advertising. These dialogues were used to inform our internal risk assessment processes and support further development of the US CR strategy. They helped to confirm our continued focus on the priority issues already included in the current US plan, in particular sales and marketing practice and patient access to medicines. In addition, a common request emerged for more information specific to the US about how AstraZeneca is delivering its CR commitment in the country – and to that end, the US plan to publish a US CR Report in April 2006.

During the year, the business developed a set of guidelines specifically governing AstraZeneca’s direct-to-consumer marketing activities in the US. These guidelines are consistent with, and complement, the guidance published in 2005 by the US trade association, Pharmaceutical Research and Manufacturers of America. The principles of the new guidelines were reflected in television advertisements during the year for our cholesterol lowering medicine, Crestor, and gastric acid treatment, Nexium, where the emphasis was on providing benefit/ risk information for the patient.

In April 2005, AstraZeneca in the US joined forces with other pharmaceutical companies, physicians and patient advocate groups to launch the Partnership for Prescription Assistance (PPA), set up to help people who are having difficulty affording their prescription medicines. The PPA brings together in one place information about a range of public and private assistance programmes and enables patients to apply for medicines they need through the programme that is right for them.

[1]	IUPAC = International Union of Pure and Applied Chemistry; UNESCO = United Nations Educational, Scientific and Cultural Organisation; UNIDO = United Nations Industrial Development Organisation

During 2005, Professor Said Bayomi from the University of Mansour in Cairo visited AstraZeneca as part of a safety training programme sponsored by IUPAC/UNESCO/UNIDO[1]. This programme is aimed at transferring SHE knowledge to developing countries by giving people of influence an opportunity to experience how it is managed in international companies.

In the rest of the world Implementation of AstraZeneca’s CR Policy and Standards has been a high priority this year in both the developed and emerging markets that make up our Asia Pacific Region. Particular attention has been given to positioning AstraZeneca as a key partner in discussions on improving access to medicines in emerging markets; compliance with sales and marketing standards in all markets, and the development of community programmes that reflect our growing presence in the region.

During the year, AstraZeneca China established a dedicated Compliance and Risk Management function to further strengthen our internal control environment in this important emerging market. This function is advised and supported by a Compliance Committee, also new in 2005, which is chaired by the President of AstraZeneca China, and which oversees compliance and governance initiatives. Staff received refresher training in governance during the year and all new employee induction programmes now include a dedicated Code of Conduct and governance session to introduce Company policies and key compliance guidelines. The revised and strengthened guidelines on sales and marketing practices were also circulated to all relevant staff.

AstraZeneca China also set up a SHE committee whose work will focus on promoting safety, health and environmental awareness among employees. During 2005, the “SHE Awareness Campaign” provided training and seminars for employees. To further improve the focus on SHE, all 20 AstraZeneca facilities in China conducted a SHE audit to ensure they are in line with our global SHE standards.

Proposed EU chemicals policy
Although medicines are exempt from most of the proposed REACH (Registration, Evaluation and Authorisation of Chemicals) regulation in Europe, many substances used in their manufacture are not. We support the stated aims of REACH to protect the environment and human health whilst enhancing the competitiveness of EU industry. We are pleased that the extensive work undertaken during the last 12 months in both the European Council and the European Parliament has addressed many of the issues that concerned us. However, we still believe there is scope for further changes that are either desirable or necessary to preserve the industry’s competitiveness in a global market consistent with the Lisbon strategy. Full details about our position can be found on our website •

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35

35

2005 PERFORMANCE SUMMARY

ECONOMIC $M	2005	2004	2003

Sales	23,950	21,426	18,849

Operating profit (before exceptional items)	6,502	4,547	4,007

Dividends	1,676	1,408	1,244

Ratio of market capitalisation to book value of net assets	5.6	4.1	6.1

R&D investment	3,379	3,467	3,012

Total wages	5,761	5,452	4,883

Taxation (before exceptional items)	1,943	1,161	1,033

ENVIRONMENTAL

Greenhouse gases[1]

CO2-equivalents (million tonnes)	1.43	1.49	1.58

Index (tonnes/$m sales)	59	69	84

Energy

GWh	2,460	2,480	2,430

Index (MWh/$m sales)	103	116	129

CFCs – Total ozone depletion potential

CFC11-equivalent (tonnes)	56	62	72

Index (kg/$m sales)	2.3	2.9	3.8

Water

Usage (million cubic metres)	5.0	5.5	5.7

Index (cubic metres/$m sales)	210	260	300

Waste

Hazardous waste (kte)	28.4	30.0	28.3

Total waste (kte)	59.2	60.4	58.5

Index – total waste (tonnes/$m sales)	2.47	2.82	3.10

SOCIAL

Safety and health: AstraZeneca employees

Accidents with injury[2] with and without days lost (per million hours)	3.05	3.62	3.65

Accidents with injury[2] with days lost only (per million hours)	2.27	2.57	2.67

Cases of occupational illnesses (per million hours)	1.34	2.07	1.65

Safety and health: AstraZeneca employees and contractors

Accidents with injury[2] with and without days lost (per million hours)	3.07	3.61	3.58

Number of animals used in research	267,000	245,000	229,000

Sales and marketing: number of confirmed breaches of external codes or regulations	56	n/a	n/a

Site audits that included CR	18	24	11

Community support ($m)

Community sponsorships	18.4	15.4	16.4

Charitable contributions	15.6	5.3	5.6

Total	34.0	20.7	22.0

Product donations and patient assistance programmes valued at average wholesale price ($m)	835	870	724

REGULATORY INFRINGEMENTS – SAFETY, HEALTH AND ENVIRONMENT

Prosecutions and fines	0	0	1

Regulatory enforcement actions	1	4	1

Regulatory warnings and alerts	5	8	4

[1] Figures are calculated in line with the Greenhouse Gas (GhG) Protocol guidance (ghgprotocol.org). Source for calculation of CFC figures is AstraZeneca sales data
[2] Serious and fatal as described by the reporting procedure

n/a = not applicable
With the exception of the economic data, the above are preliminary figures only. Final statistics will be published on our website: astrazeneca.com/responsibility.

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36	AstraZeneca CR Summary Report 2005
For further information visit astrazeneca.com/responsibility

BUREAU VERITAS’ INDEPENDENT ASSURANCE STATEMENT

To: the Management of AstraZeneca PLC
Bureau Veritas has been engaged for the second year by AstraZeneca PLC (AstraZeneca) to provide independent assurance of its Corporate Responsibility (CR) Report 2005 (the Report). The preparation of the Report and its content is the sole responsibility of the management of AstraZeneca. Our responsibility is to provide assurance on the reliability of the information therein and to express our overall opinion on the Report as per the scope of assurance. The objectives, scope, methodology, limitations and exclusions of our work are detailed on the facing page.

Opinion
In our opinion, based on the work described above:

>	The Report provides a fair representation of the status and performance of AstraZeneca for the reporting period.
>	The factual information in the Report is considered to be accurate and reliable and is reported in a clear and understandable manner.
>	The reported KPI data are reliable and an accurate reflection of data collected at site level and collated by AstraZeneca at corporate level.
>
Safety, health and environment (SHE), community support and sales and marketing information is derived from well co-ordinated systems and information sources, also seen to apply in those global operations listed as part of the assurance scope.

>	The Report addresses its main identified issues informatively, although not always on the basis of structured stakeholder consultation.
>	The Report is partially aligned to the principles of the AA1000 Assurance Standard.
>	The assurance work is planned and carried out to provide reasonable, rather than absolute, assurance and we believe it provides a reasonable basis for our conclusions.

Progress over the reporting period
Bureau Veritas was pleased to observe that AstraZeneca has:

>	Incorporated international reporting elements in addition to the three main operating countries in progressing to more global and balanced reporting.
>	Further incorporated CR into its standard business activities through:
	–	Increased integration and alignment of CR into the organisation’ s management structures across its three main operating countries (UK, US and Sweden).
	–	Progressing the raising of staff CR awareness through workshop andmleadership programmes.
	–	Dissemination of CR standards and implementation tools to global operations.
	–	Conducted internal review and revision of main issues included within the priority action plan.
	–	Communicated its position in relation to outcomes from engagement with certain key stakeholders.
	–	Put processes in place to progress the recommendations resulting from the 2004 assurance exercise.
	–	Extended the assurance process to include site visits to selected global operations.
	–	Improved information and communication within the organisation to support the assurance process.

Alignment with the principles of AA1000AS
Completeness
This Report reflects the broad range of ongoing and new environmental, social and economic issues that AstraZeneca is addressing, including those for which it has legal responsibility. All areas and activities of the organisation for inclusion in the reporting scope have been selected via established governance, risk management, and risk prioritisation processes. Concerns and views of stakeholders deemed to be key to AstraZeneca are captured in a regular and relatively informal manner and a more structured and consistent approach to the identification and inclusion of such key stakeholders to the organisation would result in a more complete process.

Materiality
AstraZeneca is measuring performance against issues of concern it has identified both internally and in consultation with certain key stakeholders in its effort to provide information that is relevant and meaningful.

When the setting of objectives and performance indicators is done at a local level, AstraZeneca needs to ensure these are consistent with the priorities and objectives set at the corporate level, for example within the smaller operating countries.

The reported information can be used by the organisation and its stakeholders as a reasonable basis for their opinions and decision-making. We acknowledge that AstraZeneca is reviewing its processes for capturing stakeholder feedback and is addressing issues of concern within its sector. The need for a structured and consistent global approach to its consultation with key stakeholders should continue to be a focus to further reduce the possibility of unintentional exclusions to the scope of its reporting.

Responsiveness
AstraZeneca is responding to those issues it has identified as material to its stakeholders and, in its reporting and associated scope, demonstrates alignment with corporate policies, objectives, KPIs and performance targets. AstraZeneca continues to review its performance measures and develop appropriate KPIs; however, these do not yet exist for Pharmaceuticals in the Environment, the collection of HR data against Human Rights and Diversity and Inclusion, or the newly reported objective on Patient Safety, as explained in the relevant section(s) of the Report. The business has reported performance improvement against most of its main reported parameters.

Key areas for ongoing development
AstraZeneca should consider the following:

>	Ensure that the process to develop meaningful KPIs against its main objectives continues, where appropriate.
>	Ensure that the setting of objectives and performance indicators at a local level is consistent with the priorities and objectives set at the corporate level.
>
Consider incorporating or refining performance measures through use of reporting guidelines such as the Global Reporting Initiative to assist with sector benchmarking against areas of common concern across industry.

>	Progress the integration of CR across its global operations against common understanding as to the purpose and benefit of such an initiative.
>
Adopt a more structured approach to the identification and selective inclusion of key stakeholders to the organisation in the interests of a more complete process and extend experience to date from stakeholder engagement and consultation processes deployed across its three main business hubs to other parts of the global operations (both formal and informal). This may serve to ensure that the most appropriate mechanisms are applied globally for capturing material[1] stakeholder CR concerns in a consistent manner for inclusion in an increasingly balanced and global report.

[1]	As defined by the AA1000 Assurance Standard published by AccountAbility (accountability.org.uk)

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Objectives of Assurance
The objectives were to:

1.	Provide assurance over the content of the Report for the reporting period 1 January to 31 December 2005.

2.	Evaluate the Report against the main principles of the AA1000 Assurance Standard:

> Completeness
> Materiality
> Responsiveness

3.	Provide an impartial commentary on the reporting process and, where appropriate, propose recommendations for further development.

Bureau Veritas recognises the need for a robust, transparent assurance process to ensure credibility and to act as a tool to drive performance improvement of AstraZeneca’s CR programme. This is achieved by providing an impartial commentary on the reporting process and, where appropriate, proposing recommendations for further development, further elaborated in a separate report to the management of AstraZeneca.

Scope of Assurance
The scope of our work was determined through discussions with AstraZeneca and included provision of assurance over:

>	AstraZeneca’ s CR governance structure, supporting policies and related management and implementation systems.
>	Factual information relating to environmental and social issues, initiatives, systems and supporting data including key performance indicators.
>	Information from AstraZeneca’ s global operations that has been incorporated into the Report.
>	Progress over the reporting period.

Methodology
Factual statements and supporting data were verified through a series of interviews, document review, data sampling and interrogation of supporting databases and associated management and reporting systems. This involved challenging and substantiating the content of the material presented in the Report. This process was used to assess the quality of reporting and underlying systems that support CR performance. We have ensured, as a minimum, that the data have been accurately transposed into the Report.

>	We have interviewed more than 50
personnel at all levels throughout the
organisation, including senior level,
research and supervisory staff.
>	We conducted site visits to AstraZeneca’ s
UK offices in London, Alderley Park and
Charnwood and operations in Bangalore,
India and Wilmington, US.

Our work should not be relied upon to detect all errors, omissions or misinterpretations in the Report.

Limitations and exclusions
Excluded from the scope of our work is information relating to:

>	Activities outside the defined reporting period.
>	Company position statements (excluded from our scope of assurance is any expression of opinion, belief, aspiration, expectation, aim or future intention provided by AstraZeneca).
>
Information that was of a highly confidential nature (in the minority) was also subject to review, for example pricing and other competitive issues; whilst such information was witnessed as part of the assurance, it was not always possible to provide a detailed assessment.

>
Financial data in this Report is taken from AstraZeneca’ s Annual Report and Form 20-F Information 2005, which is separately audited by an external auditor and therefore excluded from the scope of the Bureau
Veritas assurance.

Statement by Bureau Veritas of independence, impartiality and competence
Bureau Veritas is an independent professional services company that specialises in quality, environmental, health, safety and social management with over 170 years history in providing independent assurance services, and an annual turnover in 2004 of €1.6 billion.

Bureau Veritas has a number of existing commercial contracts with AstraZeneca. Our assurance team do not have any involvement in any other projects with AstraZeneca and we do not consider there to be a conflict between the other services provided by Bureau Veritas and that of our assurance team.

Bureau Veritas has implemented a Code of Ethics across its business which is intended to ensure that all our staff maintain high ethical standards in their day-to-day business activities.

Competence: Our assurance team has over 20 years combined experience in conducting assurance over environmental, social, ethical and health and safety information, systems and processes in accordance with best practice.

London, February 2006

The paper used in this Report is sourced from sawmill residues, forest thinning and sustainable forests. All mill broke is recycled and accounts for up to 30% of the total fibre content. The pulp is bleached using a chlorine-free (ECF) process. This product meets ISO 9706 requirements.

Designed by Addison Corporate Marketing Ltd.

CONTACT INFORMATION

Registered office
and corporate headquarters address
AstraZeneca PLC
15 Stanhope Gate
London W1K 1LN
UK
Tel: +44 (0)20 7304 5000
Fax: +44 (0)20 7304 5151

R&D headquarters address
AstraZeneca AB
R&D Headquarters
SE-151 85 Södertälje
Sweden
Tel: +46 (0)8 553 260 00
Fax: +46 (0)8 553 290 00

Investor relations contacts
UK and Sweden: as above or e-mail
IR@astrazeneca.com
US:
Investor Relations
AstraZeneca Pharmaceuticals LP
1800 Concord Pike
PO Box 15438
Wilmington DE 19850-5438
US
Tel: +1 (302) 886 3000
Fax: +1 (302) 886 2972

Registrar and transfer office
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex
BN99 6DA
UK
Tel (freephone in the UK): 0800 389 1580
Tel (outside the UK): +44 121 415 7033

Swedish securities registration centre
VPC AB
PO Box 7822
SE-103 97 Stockholm
Sweden
Tel: +46 (0)8 402 9000

US depositary
JPMorgan Chase Bank
JPMorgan Service Center
PO Box 3408
South Hackensack
NJ 07606-3408 US
Tel (toll free in the US): 888 697 8018
Tel (outside the US): +1 (201) 680 6630

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